Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

SUPERIOR ENERGY SERVICES, INC.

NEW NAM, INC.,

FORBES ENERGY SERVICES LTD.,

SPIETH NEWCO, INC.,

SPIETH MERGER SUB, INC.,

and

FOWLER MERGER SUB, INC.

Dated as of December 18, 2019

i

Exhibit Number	Document
1.02	Terms of Separation Agreement
2.01	Form of Amended and Restated Certificate of Incorporation of Fowler
2.02	Form of Amended and Restated Bylaws of Fowler
2.03(a)	Form of Amended and Restated Certificate of Incorporation of Holdco
2.03(b)	Form of Amended and Restated Bylaws of Holdco
5.25	Financing Letters
7.18(b)	Fowler Exchange and Contribution Agreement
7.19	Terms of Holdco Convertible Preferred Stock
7.22	Term Sheet for Stockholders and Registration Rights Agreement
7.23(a)	Form of Transition Services Agreement
8.01(f)	Exchange Offer Financial Terms and Exchange Financing Offering Document
8.02(b)(i)	Form of Tax Representation Letter of Fowler
8.02(b)(ii)	Form of Tax Representation Letter of Ascribe
8.02(b)(iii)	Form of Tax Representation Letter of Solace
8.03(b)	Form of Tax Representation Letter of NAM

GLOSSARY OF DEFINED TERMS

Defined Terms	Where Defined

ABL Financing	Section 5.25

Affiliate	Section 10.16

Agreement	Preamble

Alternative ABL Financing	Section 7.20(e)

Alternative Fowler Transaction	Section 10.16

Anti-Corruption Laws	Section 5.06(a)

Applicable Laws	Section 5.05(a)

Ascribe	Section 7.18(a)

Board of Directors of Holdco	Section 2.03

Cash	Section 10.16

Certificates	Section 4.02(b)

Certificates of Merger	Section 1.03

Closing	Section 1.02

Closing Date	Section 1.02

Code	Recitals

Commitment Letter	Recitals

Confidentiality Agreement	Section 7.06

Contribution Notes	Section 7.18(c)

Contribution Shares	Section 7.18(c)

Cut-off Time	Section 5.03(a)

Designated Stockholders	Recitals

DGCL	Section 1.01(a)

Dissenting Shares	Section 10.16

Effective Time	Section 1.03

Environmental Laws	Section 5.14(a)

ERISA	Section 10.16

ERISA Affiliate	Section 5.12(d)

Exchange Act	Section 4.04

Exchange Agent	Section 4.02(a)

Exchange Financing	Section 10.16

v

Defined Terms	Where Defined

Exchange Financing Offering Document	Section 8.01(f)

Exchange Fund	Section 4.02(a)

Exchange Notes	Section 7.18(b)

Exchange Shares	Section 7.18(b)

Fee Letters	Section 5.25

Financing Agreements	Section 7.20(a)

Financing Letters	Section 5.25

Financing Sources	Section 7.20(a)

Form S-4	Section 7.08(a)

Fowler	Preamble

Fowler Adverse Recommendation Change	Section 7.02(b)

Fowler Benefit Plans	Section 10.16

Fowler Certificate of Merger	Section 1.03

Fowler Charter Amendment	Section 7.04(a)

Fowler Common Exchange Ratio	Section 10.16

Fowler Common Stock	Section 4.01(b)

Fowler Convertible PIK Notes	Section 5.03

Fowler Disclosure Letter	Article V

Fowler Equity Awards	Section 4.01(d)

Fowler Exchange and Contribution Agreement	Section 7.18(b)

Fowler Exchange Ratio	Section 10.16

Fowler Indenture	Section 10.16

Fowler Leases	Section 5.24

Fowler Material Adverse Effect	Section 10.16

Fowler Material Contracts	Section 5.21(a)

Fowler Merger	Section 1.01(b)

Fowler Merger Consideration	Section 4.01(b)

Fowler Merger Sub	Preamble

Fowler Net Debt	Section 10.16

Fowler Net Debt Certificate	Section 7.27

Fowler Notice of Adverse Recommendation	Section 7.02(b)

Defined Terms	Where Defined

Fowler Outstanding Common Stock	Section 10.16

Fowler Permits	Section 5.05(b)

Fowler PIK Contribution	Section 7.18(c)

Fowler PIK Exchange	Section 7.18(b)

Fowler Preferred Stock	Section 5.03

Fowler PSUs	Section 4.01(d)

Fowler Real Property	Section 5.05(c)

Fowler Record Date	Section 5.07(c)

Fowler Registration Rights Agreement	Section 7.17

Fowler Reports	Section 5.08(a)

Fowler Revolving Loan Agreement	Section 10.16

Fowler RSUs	Section 4.01(d)

Fowler Stock Plans	Section 4.01(d)

Fowler Stockholder Approval	Section 5.07(c)

Fowler Superior Proposal	Section 10.16

Fowler Surviving Entity	Section 1.01(b)

Fowler Takeover Proposal	Section 10.16

Fowler Target Net Debt	Section 10.16

Fowler Term Loan Agreement	Section 10.16

Fowler Term Loan Contribution	Section 7.19

GAAP	Section 5.08(a)

Governmental Authority	Section 10.16

Governmental Order	Section 10.16

Hazardous Materials	Section 5.14(b)

Holdco	Preamble

Holdco Bonds	Section 10.16

Holdco Bylaws	Section 2.03

Holdco Charter	Section 2.03

Holdco Class A Common Stock	Section 4.01(a)

Holdco Class B Common Stock	Section 4.01(a)

Holdco Common Stock	Section 4.01(a)

Defined Terms	Where Defined

Holdco Common Stock Number	Section 4.01(a)

HSR Act	Section 5.07(b)

Indebtedness	Section 10.16

Intellectual Property Rights	Section 5.15

Intended Tax Treatment	Section 10.16

Lazard	Section 6.19

Letter of Transmittal	Section 4.02(b)

Liens	Section 5.04

Material Adverse Effect	Section 10.16

Merger Consideration	Section 4.01(b)

Merger Subs	Preamble

Mergers	Section 1.01(b)

NAM	Preamble

NAM Benefit Plans	Section 10.16

NAM Business	Section 10.16

NAM Certificate of Merger	Section 1.03

NAM Common Stock	Section 4.01(a)

NAM Disclosure Letter	Article VI

NAM Exchange Ratio	Section 10.16

NAM Financial Statements	Section 6.09(a)

NAM Leases	Section 6.25

NAM Material Adverse Effect	Section 10.16

NAM Material Contracts	Section 6.22(a)

NAM Merger	Section 1.01(a)

NAM Merger Consideration	Section 4.01(a)

NAM Merger Sub	Recitals

NAM Net Debt	Section 10.16

NAM Net Debt Certificate	Section 7.27

NAM Permits	Section 6.05(b)

NAM Real Property	Section 6.05(c)

NAM Surviving Entity	Section 1.01(a)

Defined Terms	Where Defined

New Spieth	Section 4.01(a)

Organizational Documents	Section 10.16

Permitted Liens	Section 10.16

Person	Section 10.16

Privileged Company Communications and Work Product	Section 7.26

Proxy Statement/Prospectus	Section 7.08(a)

Regulatory Filings	Section 5.07(b)

Reimbursement Side Letter	Section 10.16

Reorganization	Recitals

Representatives	Section 7.02(a)

Returns	Section 10.16

Sanctions	Section 5.06(d)

Sarbanes-Oxley Act	Section 5.08(c)

SEC	Section 4.04

Securities Act	Section 5.07(b)

Separation Agreement	Recitals

SESI	Recitals

Simmons Energy	Section 5.18

Solace	Section 7.18(a)

Solvent	Section 10.16

Spieth	Preamble

Spieth Credit Agreement	Section 10.16

Spieth-NAM	Preamble

Stockholders and Registration Rights Agreement	Section 7.22

Subsidiary	Section 10.16

Surviving Entities	Section 1.01(b)

SWS	Recitals

Takeover Statute	Section 5.23

Taxes	Section 10.16

Termination Date	Section 9.02(a)

Terms of Holdco Convertible Preferred Stock	Section 7.19

Defined Terms	Where Defined

Terms of Separation Agreement	Recitals

To the knowledge of	Section 10.16

Transaction Agreements	Section 10.16

Transaction Expenses	Section 7.11

Transition Services Agreement	Section 7.23(a)

Voting Agreements	Recitals

x

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of December 18, 2019, is by and among Superior Energy Services, Inc., a Delaware corporation (“Spieth”), New NAM, Inc., a Delaware corporation (“NAM”), Forbes Energy Services Ltd., a Delaware corporation (“Fowler”), Spieth Newco, Inc., a Delaware corporation (“Holdco”), Spieth Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Holdco (“NAM Merger Sub”), and Fowler Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Holdco (“Fowler Merger Sub” and, together with NAM Merger Sub, the “Merger Subs”).

RECITALS:

A. The Mergers. The parties intend to effect the merger transactions described in Sections 1.01 so that thereafter each of NAM and Fowler will be wholly owned by Holdco.

B. Voting Agreements. As an inducement to the parties to enter into this Agreement, concurrently with the execution and delivery of this Agreement, certain stockholders of Fowler (the “Designated Stockholders”) have each entered into a voting and support agreement (the “Voting Agreements”).

C. NAM Stockholder Approval. As an inducement to the parties to enter into this Agreement, Spieth has caused SESI, L.L.C. (“SESI”), in its capacity as sole stockholder of NAM, and each other Subsidiary of Spieth the vote or consent of which is required in connection with this Agreement and the other Transaction Agreements and the transactions contemplated hereby and thereby to execute and deliver a written consent on the date hereof approving this Agreement and the other Transaction Agreements and the transactions contemplated hereby and thereby.

D. Commitment Letter. As a condition and inducement to each of the parties to enter into this Agreement, on the date hereof, SESI and Fowler have entered into a debt commitment letter, pursuant to which the financial institutions party thereto have agreed to provide senior secured debt financing to Holdco in the amount and on the terms and conditions set forth therein (together with the exhibits attached thereto, the “Commitment Letter”).

E. Intended U.S. Federal Income Tax Consequences. The parties to this Agreement intend that, pursuant to the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the Intended Tax Treatment will apply.

F. Formation of Holdco and the Merger Sub. In order to effectuate the transactions contemplated by this Agreement, on December 2, 2019, Holdco was formed as a wholly-owned direct subsidiary of Fowler, and the Merger Subs were formed as wholly-owned direct subsidiaries of Holdco.

G. Reorganization. Prior to the Closing, Spieth, SESI, Spieth Energy Services-North America Services, Inc. (“Spieth-NAM”), New Spieth (as defined herein) and Spieth Well Services, Inc. (“SWS”) will enter into a Separation Agreement (the “Separation Agreement”) containing the terms set forth on Exhibit 1.02 and such other terms as are reasonably acceptable to Spieth and Fowler (the “Terms of Separation Agreement”), providing for the separation of the NAM Business from Spieth and the distributions and contributions of the Persons described therein to NAM or its Subsidiaries, as a result of which NAM and its Subsidiaries hold all of the assets and business constituting the NAM Business (the transactions contemplated thereby collectively, the “Reorganization”).

NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE I.

THE MERGERS

Section 1.01 The Mergers.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, NAM Merger Sub shall be merged with and into NAM (the “NAM Merger”) in accordance with this Agreement, and the separate corporate existence of NAM Merger Sub shall thereupon cease. NAM shall be the surviving entity in the NAM Merger (sometimes referred to herein as the “NAM Surviving Entity”). The NAM Merger shall have the effects specified herein and in the Delaware General Corporation Law (the “DGCL”). As a result of the NAM Merger, the NAM Surviving Entity shall become a wholly owned Subsidiary of Holdco.

(b) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Fowler Merger Sub shall be merged with and into Fowler (the “Fowler Merger”, and, together with the NAM Merger, the “Mergers”) in accordance with this Agreement, and the separate corporate existence of Fowler Merger Sub shall thereupon cease. Fowler shall be the surviving entity in the Fowler Merger (sometimes referred to herein as the “Fowler Surviving Entity” and, together with the NAM Surviving Entity, the “Surviving Entities”). The Fowler Merger shall have the effects specified herein and in the DGCL. As a result of the Fowler Merger, the Fowler Surviving Entity shall become a wholly owned Subsidiary of Holdco.

Section 1.02 The Closing. Upon the terms and subject to the conditions set forth in this Agreement, the closing of the Mergers (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 811 Main St., Suite 3700, Houston, Texas 77002, at 9:00 a.m., local time, on the second business day immediately following the date of fulfillment or waiver (in accordance with the provisions hereof) of all of the conditions set forth in Article VIII (other than those conditions that by their nature are to be fulfilled at the Closing, but subject to the fulfillment or waiver of such conditions), or such other time and place as the parties may all agree. The date on which the Closing occurs is hereinafter referred to as the “Closing Date.”

Section 1.03 Effective Time. Concurrently with the Closing, the parties shall cause the Mergers to be consummated by filing with the Secretary of State of the State of Delaware (a) a Certificate of Merger (the “NAM Certificate of Merger”) with respect to the NAM Merger, duly executed and completed in accordance with Section 251 of the DGCL, and (b) a Certificate of Merger (the “Fowler Certificate of Merger” and, together with the NAM Certificate of Merger, the “Certificates of Merger”) with respect to the Fowler Merger, duly executed and completed in accordance with Section 251 of the DGCL, and, in each case, shall make all other filings or recordings required under the DGCL in order to effect the Mergers. The Mergers shall become effective concurrently at such time as agreed to by the parties and set forth in each of the Certificates of Merger (such time as the Mergers become effective being the “Effective Time”).

ARTICLE II.

CERTIFICATES OF INCORPORATION AND BYLAWS

Section 2.01 Certificates of Incorporation of the Surviving Entities. As of the Effective Time, (i) the certificate of incorporation of NAM as in effect immediately prior to the Effective Time shall continue to be the certificate of incorporation of the NAM Surviving Entity and (ii) the certificate of incorporation of Fowler as in effect immediately prior to the Effective Time shall be amended and restated to read in its entirety as set forth in the form attached hereto as Exhibit 2.01 and, as so amended, shall be the certificate of incorporation for the Fowler Surviving Entity, in each case, until duly amended in accordance with Applicable Laws.

Section 2.02 Bylaws of the Surviving Entities. As of the Effective Time, the bylaws of (i) NAM as in effect immediately prior to the Effective Time shall continue to be the bylaws of the NAM Surviving Entity and (ii) Fowler as in effect immediately prior to the Effective Time shall be amended and restated to read in its entirety as set forth in the form attached hereto as Exhibit 2.02 and, as so amended and restated, shall be the bylaws of the Fowler Surviving Entity, in each case, until duly amended in accordance with Applicable Laws.

Section 2.03 Certificate of Incorporation and Bylaws of Holdco. Prior to the Closing, Fowler and the board of directors of Holdco (the “Board of Directors of Holdco”) shall take, and shall cause Holdco to take, all requisite action to cause (i) the certificate of incorporation of Holdco to be amended and restated to read in its entirety as set forth on Exhibit 2.03(a) (as so amended and restated, the “Holdco Charter”) (except that the name of Holdco shall be changed to a name to be mutually agreed upon by the parties prior to the mailing of the Proxy Statement/Prospectus to the stockholders of Fowler) and (ii) the bylaws of Holdco to be amended and restated to read in their entirety as set forth on Exhibit 2.03(b) (as so amended, the “Holdco Bylaws”). The Holdco Charter and the Holdco Bylaws shall remain in such forms as prescribed by Exhibits 2.03(a) and 2.03(b), respectively, at and following the Effective Time until duly amended in accordance with Applicable Laws and the Stockholders and Registration Rights Agreement.

ARTICLE III.

DIRECTORS AND OFFICERS OF HOLDCO AND

OF THE SURVIVING ENTITIES

Section 3.01 Board of Directors and Officers of Holdco. Fowler shall, and shall cause Holdco to take, all requisite action to cause the directors and executive officers of Holdco as of the Closing to be as provided in Section 7.16. Each such director and executive officer shall remain in office until his or her successor shall be elected and qualified or his or her earlier death, resignation or removal in accordance with the Holdco Charter and Holdco Bylaws, in each case, as in effect at the time, and the Stockholders and Registration Rights Agreement.

Section 3.02 Boards of Directors of the Surviving Entities. The persons listed on Section 3.02 of the NAM Disclosure Letter shall be the initial directors of the NAM Surviving Entity and the Fowler Surviving Entity, in each case, from and after the Effective Time, until their successors shall be duly elected and qualified or their earlier death, resignation or removal in accordance with the respective certificates of incorporation and bylaws of each Surviving Entity.

Section 3.03 Officers of the Surviving Entities. The persons listed on Section 3.03 of the NAM Disclosure Letter shall be the officers of the NAM Surviving Entity and the Fowler Surviving Entity, in each case, from and after the Effective Time, until their successors shall be appointed or their earlier death, resignation or removal in accordance with the respective certificates of incorporation and bylaws of each Surviving Entity.

Prior to the Effective Time, Holdco, NAM, Fowler and the Merger Subs shall take all requisite action so that the officers of NAM Merger Sub and Fowler Merger Sub immediately prior to the Effective Time shall be the officers of the NAM Surviving Entity and Fowler Surviving Entity, respectively, from and after the Effective Time, until their successors shall be appointed or their earlier death, resignation or removal in accordance with the certificates of incorporation and bylaws of each Surviving Entity.

ARTICLE IV.

EFFECT OF THE MERGERS ON THE CAPITAL STOCK AND EQUITY AWARDS

Section 4.01 Conversion of Capital Stock of NAM, Fowler and Merger Subs.

(a) At the Effective Time, an indirect, wholly owned subsidiary of Spieth (“New Spieth”), as holder of all of the shares of common stock, par value $0.01 per share, of NAM (“NAM Common Stock”) issued and outstanding immediately prior to the Effective Time (other than shares of NAM Common Stock to be canceled without payment of any consideration therefor pursuant to Section 4.01(c)) shall, by virtue of the NAM Merger, have the right to receive (i) a number of validly issued, fully paid and nonassessable shares of Class A common stock, par value $0.01 per share, of Holdco (“Holdco Class A Common Stock”) or Class B common stock, par value $0.01 per share, of Holdco (“Holdco Class B Common Stock” and, together with the Holdco Class A Common Stock, “Holdco Common Stock”) equal to the product of (A) the NAM Exchange Ratio multiplied by (B) 5,000,000 (the “Holdco Common Stock Number”) and (ii) Holdco Bonds (such shares of Holdco Class A Common Stock, shares of Holdco Class B Common Stock and Holdco Bonds received by the holders of NAM Common Stock are collectively referred to herein as the “NAM Merger Consideration”) in exchange for all of the shares of NAM Common Stock issued and outstanding immediately prior to the Effective Time. The Holdco Common Stock portion of the NAM Merger Consideration shall be allocated among Holdco Class A Common Stock and Holdco Class B Common Stock as follows: (i) first, a number of shares of Holdco Class A Common Stock such that New Spieth holds 49.9% of the shares of Holdco Class A Common stock issued and outstanding immediately following the Effective Time and (ii) the balance of the Holdco Common Stock portion of the NAM Merger Consideration shall be paid in shares of Holdco Class B Common Stock. Each such share of NAM Common Stock shall cease to be outstanding and shall be cancelled and shall cease to exist, and Spieth shall thereafter cease to have any rights with respect to such shares of NAM Common Stock, except the right to receive, without interest, shares of Holdco Common Stock in accordance with this Section 4.02. At the Effective Time, each issued and outstanding share of common stock, par value $0.01 per share, of NAM Merger Sub shall be converted, by reason of the NAM Merger, into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the NAM Surviving Entity.

(b) At the Effective Time, the holders of shares of common stock, par value $0.01 per share, of Fowler (“Fowler Common Stock”) (i) issued and outstanding immediately prior to the Effective Time that constitute Fowler Outstanding Common Stock or that constitute Exchange Shares and (ii) issuable upon conversion of Fowler Convertible PIK Notes in accordance with Section 7.18(a), in each case, other than any Dissenting Shares, shall, by virtue of the Fowler Merger, have the right to receive a number of validly issued, fully paid and nonassessable shares of Holdco Class A Common Stock that, when taken together with the shares of Holdco Class A Common Stock issued upon the contribution of Fowler Convertible PIK Notes to Holdco immediately prior to the Fowler Merger in accordance with Section 7.18(c), is equal to the product of (A) the Fowler Exchange Ratio and (B) the Holdco Common Stock Number (“Fowler Merger Consideration” and together with NAM Merger Consideration, the “Merger Consideration”). An aggregate of 1.5% of the Fowler Merger Consideration shall be allocated, pro rata, to the shares of Fowler Outstanding Common Stock and each share of Fowler Outstanding Common Stock shall have the right to receive a number of validly issued, fully paid and nonassessable shares of Holdco Class A Common Stock equal to the Fowler Common Exchange Ratio. An aggregate of 98.5% of the Fowler Merger Consideration shall be allocated, pro rata, to (x) the Fowler Convertible PIK Notes converted into shares of Fowler Common Stock in accordance with Section 7.18(a), (y) the Exchange Notes exchanged in accordance with Section 7.18(b) and (z) the Contribution Notes contributed in accordance with Section 7.18(c). Each share of Fowler Common Stock issued and outstanding immediately prior to the Effective Time, which shall include, for the avoidance of doubt, shares of Fowler Common Stock issuable upon conversion of Fowler Convertible PIK Notes (other than shares of Fowler Common Stock to be canceled without payment of any consideration therefor pursuant to Section 4.01(c) and shares of Fowler Common Stock held by Holdco, which shall remain outstanding as shares of common stock, par value $0.01 per share, of the Fowler Surviving Entity and shall not be entitled to any portion of the Fowler Merger Consideration) shall cease to be outstanding and shall be canceled and shall cease to exist, and each holder of any such share of Fowler Common Stock shall thereafter cease to have any rights with respect to such share of Fowler Common Stock, except the right to receive, without interest, shares of Holdco Class A Common Stock in accordance with Section 4.02, any unpaid dividends and distributions on shares of Holdco Class A Common Stock in accordance with Section 4.02(c) and cash for fractional shares in accordance with Section 4.02(e) upon the surrender of the relevant Certificate; provided, however, that the rights of any holder of Dissenting Shares will be as set forth in Section 262 of the DGCL. At the Effective Time, each issued and outstanding share of common stock, par value $0.01 per share, of Fowler Merger Sub shall be converted, by reason of the Fowler Merger, into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Fowler Surviving Entity.

(c) Each share of NAM Common Stock issued and held in NAM’s treasury shall, at the Effective Time and by virtue of the NAM Merger, cease to be issued and shall be canceled without payment of any consideration therefor, and no shares of Holdco Common Stock or other consideration shall be delivered in exchange therefor. Each share of Fowler Common Stock issued and held in Fowler’s treasury shall, at the Effective Time and by virtue of the Fowler Merger, cease to be issued and shall be canceled without payment of any consideration therefor, and no shares of Holdco Common Stock or other consideration shall be delivered in exchange therefor.

(d) Fowler Incentive Awards.

(i) Restricted Stock Units. Immediately prior to the Effective Time, each outstanding award of a Fowler restricted stock unit granted under Fowler’s equity compensation plans (the “Fowler Stock Plans”) that is subject to time-based vesting requirements (“Fowler RSUs”) shall immediately vest and thereupon be cancelled and converted into a share of Fowler Common Stock. Such shares of Fowler Common Stock shall, for the avoidance of doubt be taken into account in calculating the Fowler Common Exchange Ratio and, at the Effective Time, the holder of each such share of Fowler Common Stock shall have the right to receive a number of validly issued, fully paid, and nonassessable shares of Holdco Common Stock in accordance with, and subject to, the provisions of Section 4.01(b). In the event that a holder previously completed a deferred settlement agreement in respect of Fowler RSUs under the Fowler Stock Plans, settlement of such holder’s Holdco Common Stock shall occur on the date set forth in the deferred settlement agreement.

(ii) Performance Stock Units. Immediately prior to the Effective Time, each outstanding award of a Fowler restricted stock unit granted under the Fowler Stock Plans that is subject to performance-based vesting requirements (“Fowler PSUs” and, together with the Fowler RSUs, the “Fowler Equity Awards”) shall immediately vest and thereupon be cancelled and converted into a share of Fowler Common Stock. Such shares of Fowler Common Stock shall, for the avoidance of doubt be taken into account in calculating the Fowler Common Exchange Ratio and, at the Effective Time, the holder of each such share of Fowler Common Stock shall have the right to receive a number of validly issued, fully paid and nonassessable shares of Holdco Common Stock equal to the Fowler Exchange Ratio in exchange for each share of Fowler Common Stock in accordance with, and subject to, the provisions of Section 4.01(b).

Section 4.02 Exchange of Certificates Representing Fowler Common Stock.

(a) Prior to the Effective Time, Holdco shall appoint a bank or trust company reasonably satisfactory to Fowler to act as exchange agent (the “Exchange Agent”). Holdco shall, when and as needed, deposit, or cause to be deposited with the Exchange Agent, for the benefit of the holders of shares of Fowler Common Stock for exchange in accordance with this Article IV, (i) shares of Holdco Class A Common Stock (which shall be in non-certificated book-entry form) issuable pursuant to Section 4.01 and delivered pursuant to this Section 4.02 in exchange for outstanding shares of Fowler Common Stock, promptly after the Effective Time and (ii) when and as needed, cash sufficient to pay cash in lieu of fractional shares of Holdco Class A Common Stock in accordance with Section 4.02(e) (such cash and shares of Holdco Class A Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”).

(b) Promptly after the Effective Time and in any event no later than the fifth business day following the Effective Time, Holdco shall cause the Exchange Agent to mail to each holder of record of one or more shares of Fowler Common Stock: (A) a letter of transmittal (the “Letter of Transmittal”), which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Holdco may reasonably specify and (B) instructions for use in effecting the surrender of the Certificates or book-entry notation representing shares of

Fowler Common Stock (in each case, “Certificates”) in exchange for the applicable portion of the Fowler Merger Consideration, any unpaid dividends and distributions on shares of Holdco Class A Common Stock in accordance with Section 4.02(c) and cash in lieu of fractional shares in accordance with Section 4.02(e). Upon surrender of a Certificate for cancellation to the Exchange Agent together with such Letter of Transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, completed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor (x) that number of whole shares of Holdco Class A Common Stock and (y) a check representing the amount of cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, which such holder has the right to receive pursuant to the provisions of this Article IV and after giving effect to any required withholding tax, and the Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on the cash in lieu of fractional shares and unpaid dividends and distributions, if any, payable to holders of Certificates. If any portion of the Fowler Merger Consideration is to be registered in the name of a Person other than the Person in whose name the applicable surrendered Certificate is registered, it shall be a condition to the registration of such Fowler Merger Consideration that the surrendered Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such delivery of the Fowler Merger Consideration shall pay to the Exchange Agent any transfer or other taxes required by reason of such registration in the name of a Person other than the registered holder of such Certificate or establish to the reasonable satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 4.02(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the applicable portion of the Fowler Merger Consideration, any unpaid dividends and distributions on shares of Holdco Class A Common Stock in accordance with Section 4.02(c) and cash in lieu of fractional shares in accordance with Section 4.02(e). In the event of a transfer of ownership of Fowler Common Stock that is not registered in the transfer records of Fowler, the proper number of shares of Holdco Class A Common Stock, together with a check for any unpaid dividends and distributions on shares of Holdco Class A Common Stock and/or the cash to be paid in lieu of fractional shares may be issued to such a transferee if the Certificate representing such Fowler Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid. All shares of Holdco Class A Common Stock issued upon the exchange of Fowler Common Stock in accordance with the terms of this Article IV (including any cash paid pursuant to Section 4.02(c) or Section 4.02(e)) shall be deemed to have been issued or paid, as the case may be, in full satisfaction of all rights pertaining to the shares of Fowler Common Stock.

(c) Notwithstanding any other provisions of this Agreement, no dividends or other distributions declared or made after the Effective Time with respect to shares of Holdco Class A Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate of Fowler Common Stock with respect to the shares of Holdco Common Stock issuable upon surrender of such Certificate as a result of the exchange provided in this Article IV until such Certificate is surrendered as provided herein. Subject to the effect of Applicable Laws, following surrender of any such Certificate, there shall be paid to the holder of the Certificate so surrendered, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date prior to surrender payable with respect to the number of whole shares of

Holdco Class A Common Stock issued pursuant to Section 4.01, less the amount of any withholding taxes, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Holdco Class A Common Stock, less the amount of any withholding taxes.

(d) After the Effective Time, there shall be no transfers on the stock transfer books of the Fowler Surviving Entity of the shares of Fowler Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to Holdco or the Exchange Agent, the presented Certificates shall be canceled and exchanged for certificates representing shares of Holdco Class A Common Stock and cash in lieu of fractional shares and any unpaid dividends on Holdco Class A Common Stock, if any, deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Article IV.

(e) No fractional shares of Holdco Class A Common Stock shall be issued in the Fowler Merger, and such fractional share interests will not entitle the owner thereof to vote, or to any other rights of a stockholder of Holdco. All fractional shares of Holdco Class A Common Stock that a holder of shares of Fowler Common Stock otherwise would be entitled to receive as a result of the Fowler Merger shall be aggregated by the Exchange Agent, and the Exchange Agent shall cause the whole shares obtained thereby to be sold on behalf of such holders of shares of Fowler Common Stock who otherwise would be entitled to receive such fractional shares of Holdco Class A Common Stock in the Fowler Merger, in the open market or otherwise, in each case at then-prevailing market prices, as promptly as reasonably practicable after the Effective Time. Subject to Section 4.02(i), the Exchange Agent shall pay the net proceeds thereof, subject to the deduction of brokerage charges, commissions and transfer taxes, on a pro rata basis, without interest, as soon as practicable to the holders of Fowler Common Stock that otherwise would be entitled to receive such fractional shares of Holdco Class A Common Stock in the Fowler Merger. The payment of cash in lieu of fractional shares of Holdco Class A Common Stock to holders of Fowler Common Stock is solely for the purpose of avoiding the expense and inconvenience to Holdco of issuing fractional shares and does not represent separately bargained for consideration.

(f) Any portion of the Exchange Fund (including the proceeds of any investments thereof and any certificates for shares of Holdco Class A Common Stock) that remains undistributed to the former stockholders of Fowler one year after the Effective Time shall, subject to any abandoned property, escheat or similar law, be delivered to Holdco. Any former stockholders of Fowler who have not theretofore complied with this Article IV shall thereafter look only to Holdco for delivery of shares of Holdco Class A Common Stock and cash in lieu of fractional shares and for any unpaid dividends and distributions on the shares of Holdco Class A Common Stock deliverable to such former stockholder pursuant to this Agreement. None of Holdco, NAM, NAM Merger Sub, Fowler, Fowler Merger Sub, the Surviving Entities, or the Exchange Agent shall be liable to any Person for any portion of the Exchange Fund (or dividends or distributions with respect to Holdco Class A Common Stock) or any cash delivered to a public official in accordance with any applicable abandoned property, escheat or similar law.

(g) None of Holdco, Spieth, any Surviving Entity, the Exchange Agent or any other person shall be liable to any person for any portion of the Exchange Fund properly delivered to a public official pursuant to applicable abandoned property, escheat or similar law.

(h) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Holdco, the posting by such person of a bond in such reasonable amount as Holdco may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate, certificates representing the shares of Holdco Class A Common Stock, cash in lieu of fractional shares and unpaid dividends and distributions on shares of Holdco Class A Common Stock, as provided in Section 4.02(c), in each case, deliverable in respect thereof pursuant to this Agreement.

(i) Each of NAM, Fowler, the Surviving Entities, the Exchange Agent and Holdco shall be entitled to deduct and withhold from any amounts otherwise payable or deliverable pursuant to this Agreement such amount as it is required to deduct and withhold with respect to the making of such payment under Applicable Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for purposes of this Agreement as having been paid or delivered to the Persons otherwise entitled thereto in respect of which such deduction and withholding was made.

Section 4.03 Adjustment of Exchange Ratios. If a Fowler Exchange Ratio Adjustment Event shall occur, the Fowler Exchange Ratio shall be decreased on a pro rata basis by 0.25% for each $700,000 of Fowler Net Debt in excess of the Fowler Target Net Debt (provided that such decrease shall in no event exceed 0.73%), and the NAM Exchange Ratio shall be increased by the same percentage, such that the sum of the NAM Exchange Ratio and the Fowler Exchange Ratio shall always equal one hundred percent (100%) as of the Effective Time.

Section 4.04 Rule 16b-3 Approval. Prior to the Closing, Holdco and Fowler, and their respective Boards of Directors or committees thereof, shall use their reasonable best efforts to take all actions to cause any dispositions of Fowler Common Stock (including derivative securities with respect to Fowler Common Stock) or acquisitions of Holdco Common Stock (including derivative securities with respect to Holdco Common Stock) resulting from the transactions contemplated hereby by each holder who is subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) to be exempt from Section 16(b) of the Exchange Act under Rule 16b-3 promulgated under the Exchange Act in accordance with the terms and conditions set forth in no-action letters issued by the U.S. Securities and Exchange Commission (the “SEC”) in similar transactions.

Section 4.05 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, with respect to each Dissenting Share, such Dissenting Share shall not be converted into the right to receive the Fowler Merger Consideration but instead shall be cancelled and shall represent the right to receive only the payment, solely from Holdco, of the appraisal value of the Dissenting Shares to the extent permitted by and in accordance with the provisions of Section 262 of the DGCL; provided, however, that if any such Person shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL, then the right of such Person to receive those rights under Section 262 of the DGCL shall cease and such shares of Fowler Common Stock shall be deemed to have been converted as of the Effective Time into, and shall represent only the right to receive the Fowler Merger Consideration, without interest thereon. Fowler shall give Spieth prompt notice of any demands received by Fowler for appraisal of shares of Fowler Common Stock, any written withdrawal or purported withdrawal of any such demand and any other demand, notice or instrument delivered to Fowler prior to the Effective Time that relates to such demand, and Spieth shall have the right to control all negotiations and proceedings with respect to such demands. Fowler shall not settle, make any payments with respect to or offer to settle, any claim with respect to Dissenting Shares without the written consent of Spieth, in Spieth’s sole discretion. Any portion of the Fowler Merger Consideration made available to the Exchange Agent pursuant to Section 4.02(a) to pay for Fowler Common Stock for which appraisal rights have been perfected as described in this Section 4.05 shall be returned to Holdco, upon demand.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF FOWLER

Except as set forth in the disclosure letter delivered to NAM by Fowler at or prior to the execution of this Agreement (the “Fowler Disclosure Letter”) and making reference to the particular subsection of this Agreement to which exception is being taken (provided that any information set forth in one section or subsection of the Fowler Disclosure Letter shall be deemed to apply to each other section or subsection thereof to which its relevance is reasonably apparent on the face of such disclosure), Fowler represents and warrants to NAM that:

Section 5.01 Existence; Good Standing; Corporate Authority. Fowler is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Fowler is duly qualified to do business and, to the extent such concept or a similar concept exists in the relevant jurisdiction, is in good standing under the laws of any jurisdiction in which the character of the properties owned or leased by it therein or in which the transaction of its business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and is not reasonably likely to have a Fowler Material Adverse Effect. Fowler has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted. The copies of Fowler’s certificate of incorporation and bylaws previously made available to NAM are true and correct and contain all amendments as of the date of this Agreement.

Section 5.02 Authorization, Validity and Effect of Agreements. Fowler has the requisite corporate power and authority to execute and deliver this Agreement and each other Transaction Agreement to which it is, or at the Effective Time will be, a party and, upon receipt of the Fowler Stockholder Approval, the requisite power and authority to consummate the transactions contemplated hereby and thereby. The execution by Fowler of this Agreement and the other Transaction Agreements to which it is, or at the Effective Time will be, a party, and the consummation by Fowler of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on behalf of Fowler, other than the receipt of the Fowler Stockholder Approval. Fowler has duly executed and delivered this Agreement and has duly executed and delivered or will dully execute and deliver prior to the Closing each of the other Transaction Agreements to which it is, or at the Effective Time will be, a party. Assuming this Agreement and each other Transaction Agreement to which it is, or at the Effective Time will be, a party, constitutes or will constitute the valid and legally binding obligation of the other parties hereto or thereto, this Agreement and each of the other Transaction Agreements to which Fowler is, or at the Effective Time will be, a party will constitute the valid and legally binding obligation of Fowler, enforceable against Fowler in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, fraudulent transfer or other similar laws relating to creditors’ rights and general principles of equity. Assuming the accuracy of the representations and warranties set forth in Section 6.21, Fowler has taken all action necessary to render the restrictions set forth in Section 203 of the DGCL, and any other applicable takeover law restricting or purporting to restrict business combinations, inapplicable to this Agreement and the transactions contemplated hereby.

Section 5.03 Capitalization.

(a) The authorized capital stock of Fowler consists of 40,000,000 shares of Fowler Common Stock and 1,000,000 shares of preferred stock, par value $0.01 per share (“Fowler Preferred Stock”). As of December 18, 2019 (the “Cut-off Time”), there were (i) 5,384,780 outstanding shares of Fowler Common Stock (which includes zero outstanding shares of unvested restricted stock), (ii) 551,969 shares of Fowler Common Stock reserved for issuance upon settlement of outstanding Fowler RSUs, (iii) 60,000 shares of Fowler Common Stock reserved for issuance upon settlement of Fowler PSUs, (iv) no outstanding shares of Fowler Preferred Stock and (v) no shares of Fowler Common Stock reserved for issuance upon conversion of the 5.00% Subordinated Convertible PIK Notes due June 30, 2020 (the “Fowler Convertible PIK Notes”). Section 5.03 of the Fowler Disclosure Letter sets forth a true and correct list, as of the Cut-off Time, of all outstanding Fowler Equity Awards, including the number of shares, type of award, grant date, vesting schedule, deferred settlement date (if applicable) and whether the award will vest or become payable as a result of the transactions contemplated by this Agreement. From the Cut-off Time to the date of this Agreement, no additional shares of Fowler Common Stock have been issued, no additional Fowler Equity Awards have been issued or granted, and there has been no increase in the number of shares of Fowler Common Stock issuable upon exercise of the Fowler Equity Awards from the number issuable under such Fowler Equity Awards as of the Cut-off Time. All such issued and outstanding shares of Fowler Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. As of the date of this Agreement, except as set forth in this Section 5.03, and the Voting Agreements there are no outstanding shares of capital stock and there are no options, warrants, calls, subscriptions, convertible securities or other rights, agreements or commitments which obligate Fowler or any of its Subsidiaries to issue, transfer, sell or register any shares of capital stock or other voting securities of Fowler or any of its Subsidiaries. Except for the Fowler Convertible PIK Notes, Fowler has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of Fowler on any matter.

(b) Holdco and each Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and, as of the Effective Time, will not have incurred, directly or indirectly, any obligations or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person in any activities other than in connection with the transactions contemplated by this Agreement. Immediately prior to the Effective Time, the authorized capital of Holdco will be consistent with the terms set forth in the Holdco Charter. The shares of Holdco Common Stock to be issued in connection with the Mergers, when issued in accordance with this Agreement, will be validly issued, fully paid, nonassessable and free of preemptive rights.

Section 5.04 Subsidiaries.

(a) Each of Fowler’s Subsidiaries is a corporation or other legal entity duly organized, validly existing and, to the extent such concept or a similar concept exists in the relevant jurisdiction, in good standing under the laws of its jurisdiction of incorporation or organization, has the corporate or other entity power and authority to own, operate and lease its properties and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing (where applicable) in each jurisdiction in which the ownership, operation or lease of its property or the conduct of its business requires such qualification, except for jurisdictions in which such failure to be so qualified or in good standing, individually or in the aggregate, has not had and is not reasonably likely to have a Fowler Material Adverse Effect. As of the date of this Agreement, all of the outstanding shares of capital stock of, or other ownership interests in, each of Fowler’s Subsidiaries are duly authorized, validly issued, fully paid and nonassessable (except as such nonassessability may be affected by Applicable Law), and are owned, directly or indirectly, by Fowler free and clear of all mortgages, deeds of trust, liens, security interests, pledges, leases, conditional sale contracts, charges, privileges, easements, rights of way, reservations, options, rights of first refusal and other encumbrances (“Liens”) other than Permitted Liens.

(b) Section 5.04(b) of the Fowler Disclosure Letter sets forth a list of all of the Subsidiaries of Fowler and Fowler’s respective (direct or indirect) ownership interest in each such Subsidiary. Except for its interests in the Subsidiaries set forth on Section 5.04(b) of the Fowler Disclosure Letter or in any Subsidiaries created or acquired as permitted by Section 8.01, as of the Effective Time, Fowler will not own, directly or indirectly, any capital stock of, or other equity or voting interest in, any Person.

(c) True, complete and correct copies of the articles or certificate of incorporation and bylaws (or similar organizational documents) of each Subsidiary of Fowler have been furnished or made available to Spieth on or prior to the date hereof.

Section 5.05 Compliance with Laws; Permits. Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a Fowler Material Adverse Effect and except for (i) matters related to taxes, which are treated exclusively in Section 5.11, and (ii) matters arising under Environmental Laws, which are treated exclusively in Section 5.14:

(a) Since January 1, 2016, Fowler and its Subsidiaries have conducted their businesses in compliance with all applicable laws, rules, regulations, codes, governmental determinations, orders, treaties, conventions, governmental certification requirements or other public limitations, U.S. or non-U.S. (collectively, “Applicable Laws”), applicable to the businesses of Fowler and its Subsidiaries.

(b) Fowler and each Subsidiary of Fowler hold all permits, licenses, certifications, variations, exemptions, orders, franchises and approvals of all governmental or regulatory authorities necessary for the lawful conduct of their respective businesses as presently conducted (the “Fowler Permits”). All Fowler Permits are in full force and effect and there exists no default thereunder or breach thereof, and Fowler has no notice or actual knowledge that such Fowler Permits will not be renewed in the ordinary course after the Effective Time. No Governmental Authority has given, or to the knowledge of Fowler threatened to give, any action to terminate, cancel or reform any Fowler Permit.

(c) Fowler and each Subsidiary of Fowler possess all permits, licenses, operating authorities, orders, exemptions, franchises, variances, consents, approvals or other authorizations required for the present ownership and operation of all its real property, leaseholds or other property (“Fowler Real Property”). There exists no material default or breach with respect to, and no party or Governmental Authority has taken or, to the knowledge of Fowler, threatened to take, any action to terminate, cancel or reform any such permit, license, operating authority, order, exemption, franchise, variance, consent, approval or other authorization pertaining to the Fowler Real Property.

Section 5.06 Anti-corruption; Sanctions.

(a) Since January 1, 2016, each of Fowler and its Subsidiaries has complied with all applicable anti-bribery, anticorruption and anti-money laundering laws, including U.S. Foreign Corrupt Practices Act of 1977 and the UK Bribery Act (the “Anti-Corruption Laws”). Fowler and its Subsidiaries maintain policies and procedures designed to ensure compliance by Fowler and its Subsidiaries with, and to prevent breaches by Fowler and its Subsidiaries of, such Anti-Corruption Laws.

(b) Neither Fowler nor any of its Subsidiaries nor any director, officer, nor, to the knowledge of Fowler, any employee, agent or representative of, or other Person who performs or has performed services on behalf of, Fowler or any of its Subsidiaries has violated any, or been subject to actual, pending, or, to the knowledge of Fowler, threatened actions, suits, proceedings, demand letters, settlements or enforcement actions relating to any Anti-Corruption Law or any law related to terrorism financing.

(c) Neither Fowler nor any of its Subsidiaries nor any director, officer, nor, to the knowledge of Fowler, any employee, agent or representative of, or other Person who performs or has performed services on behalf of, Fowler or any of its Subsidiaries has, directly or indirectly, given, made, offered or received or agreed to give, make, offer or receive any payment, gift, contribution, commission, rebate, promotional allowance, expenditure or other economic advantage: (i) which would violate any applicable Anti-Corruption Law, or (ii) to or for a public official with the intention of (A) improperly influencing any official act or decision of such public official, (B) inducing such public official to do or omit to do any act in violation of his or her lawful duty, (C) securing any improper advantage or (D) inducing such public official to influence or affect any act or decision of any Governmental Authority or commercial enterprise owned or controlled by any Governmental Authority, in each case, in order to assist Fowler or any of its Subsidiaries or any employee, agent or representative or other person who performs or has performed services on behalf of Fowler or any of its Subsidiaries in obtaining or retaining business for or with, or in directing business to, Fowler or any of its Subsidiaries or any other person.

(d) Neither Fowler nor any of its Subsidiaries nor any director, officer, nor, to the knowledge of Fowler, any employee, agent or representative of, or other Person who performs or has performed services on behalf of, Fowler or any of its Subsidiaries, is a person that is the subject or target of any applicable economic sanctions, including, when applicable, sanctions administered by OFAC (including the designation as a “Specially Designated National or Blocked Person” thereunder), Her Majesty’s Treasury, the European Union, the Bureau of Industry Security of the U.S. Department of Commerce, or any sanctions measures under any U.S. or foreign laws imposing economic sanctions or trade restrictions, including the U.S. Countering America’s Adversaries Through Sanctions Act, U.S. International Emergency Economic Powers Act, the U.S. Trading with the Enemy Act, the U.S. National Defense Authorization Act of 2012 or the U.S. National Defense Authorization Act of 2013, or any executive order, directive or regulation pursuant to the authority of any of the foregoing, including the regulations of the United States Department of the Treasury set forth under 31 CFR, Subtitle B, Chapter V, or any orders or licenses issued thereunder (collectively, “Sanctions”), nor are any of the foregoing designated as a “Specially Designated National” or “Blocked Person” by OFAC. Since January 1, 2016, neither Fowler nor any of its Subsidiaries has been in violation of applicable Sanctions.

Section 5.07 No Conflict; Board and Stockholder Approval.

(a) Except as set forth in Section 5.07(a) of the Fowler Disclosure Letter, the execution, delivery and performance by Fowler of this Agreement and the other Transaction Agreements to which it is, or at the Effective Time will be, a party will not, (i) subject to receipt of the Fowler Stockholder Approval, conflict with or result in a breach of any provisions of the certificate of incorporation or bylaws of Fowler; (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, require any consent or notification under, or result in the termination or in a right of termination or cancellation of, or give rise to a right of purchase under, or accelerate the performance required by, or result in the creation of any Lien upon any of the capital stock of Fowler or its Subsidiaries or upon any of the properties of Fowler or its Subsidiaries under, or result in being declared void, voidable, or without further binding effect, or otherwise result in a detriment to Fowler or any of its Subsidiaries under, any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, license, concession, franchise, permit, lease, contract, agreement, joint venture or other instrument or obligation to which Fowler or any of its Subsidiaries is a party, or by which Fowler or any of its Subsidiaries or any of their properties may be bound or affected; or (iii) subject to the filings and other matters referred to in Section 5.07(b), contravene or conflict with or constitute a violation of any provision of any law, rule, regulation, judgment, order or decree binding upon or applicable to Fowler or any of its Subsidiaries, except as, in the case of matters described in clause (ii) or (iii), individually or in the aggregate, has not had and is not reasonably likely to have a Fowler Material Adverse Effect.

(b) Neither the execution and delivery by Fowler of this Agreement or the other Transaction Agreements to which it is or, as of the Effective Time, will be a party nor the consummation or performance by Fowler of the transactions contemplated hereby and thereby in accordance with the terms hereof and thereof will require any consent, approval, qualification or authorization of, or filing or registration with, any Governmental Authority, other than (i) filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the Exchange Act, the Securities Act of 1933 as amended (the “Securities Act”) or applicable state securities and “Blue Sky” laws (collectively, the “Regulatory Filings”) and (ii) the filing of the Fowler Certificate of Merger with the Secretary of State of the State of Delaware, except for any consent, approval, qualification or authorization the failure to obtain which, and for any filing or registration the failure to make which, has not had and is not reasonably likely to have a Fowler Material Adverse Effect.

(c) The Board of Directors of Fowler, by resolutions adopted at a meeting duly called and held and not subsequently rescinded or modified in any way, has approved this Agreement and each of the Transaction Agreements to which it is, or as of the Effective Time will be, a party and the transactions contemplated hereby and thereby, and has determined that the Fowler Merger and this Agreement are advisable, and subject to the provisions of Section 7.02(b), resolved to recommend the approval of the Fowler Merger by the stockholders of Fowler. The only vote of the holders of any class or series of Fowler capital stock necessary to approve any transaction contemplated by this Agreement is the affirmative vote in favor of the adoption of this Agreement by the holders of at least a majority of the shares of Fowler Common Stock outstanding as of the record date (the “Fowler Record Date”) for the meeting of Fowler stockholders (the “Fowler Stockholder Approval”).

Section 5.08 SEC Documents.

(a) Fowler and its Subsidiaries have filed with the SEC all documents (including exhibits and any amendments thereto) required to be so filed by them since January 1, 2016 pursuant to Sections 13(a), 14(a) and 15(d) of the Exchange Act, and have made available to NAM (including by reference to the SEC’s website at www.sec.gov) each registration statement, report, proxy statement or information statement (other than preliminary materials) they have so filed, each in the form (including exhibits and any amendments thereto) filed with the SEC (collectively, the “Fowler Reports”). As of its respective date, each Fowler Report (i) complied in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder and (ii) did not, as of such date, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except for any statements in any Fowler Report that have been modified by an amendment to such report filed with the SEC prior to the date hereof. Each of the consolidated balance sheets included in or incorporated by reference into the Fowler Reports (including related notes and schedules) complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and fairly presents in all material respects the consolidated financial position of Fowler and its Subsidiaries (or such entities as indicated in such balance sheet) as of its date, and each of the consolidated statements of operations, cash flows and changes in stockholders’ equity included in or incorporated by reference into the Fowler Reports (including any related notes and schedules) complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and fairly presents in all material respects the results of operations, cash flows or changes in stockholders’ equity, as the case may be, of Fowler and its Subsidiaries (or such entities as indicated in such balance sheet) for the periods set forth therein (subject, in the case of unaudited statements, to (x) such exceptions as may be permitted by Form 10-Q promulgated by the SEC and (y) normal, recurring year-end audit adjustments which are not material in the aggregate), in each case in accordance with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except as may be noted therein.

(b) Except as and to the extent set forth on the consolidated balance sheet of Fowler and its Subsidiaries included in the most recent Fowler Report filed prior to the date of this Agreement that includes such a balance sheet, including all related notes thereto, neither Fowler nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on, or reserved against in, a consolidated balance sheet of Fowler or in the notes thereto prepared in accordance with GAAP consistently applied, other than liabilities or obligations which, individually or in the aggregate, have not had and are not reasonably likely to have a Fowler Material Adverse Effect.

(c) Since January 1, 2016, the Chief Executive Officer and Chief Financial Officer of Fowler have made all certifications (without qualification or exceptions to the matters certified) required by the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and the statements contained in any such certifications are complete and correct; neither Fowler nor its officers have received notice from any Governmental Authority questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certification. Fowler maintains “disclosure controls and procedures” (as defined in Rule 13a-15(e) under the Exchange Act); such disclosure controls and procedures are effective to ensure that all material information concerning Fowler and its Subsidiaries is made known on a timely basis to the individuals responsible for preparing the Fowler Reports and other public disclosure. Since January 1, 2016, subject to any applicable grace periods, Fowler has been and is in substantial compliance with all applicable effective provisions of the Sarbanes-Oxley Act and the applicable rules and regulations of the OTCQX. As of the date hereof, Fowler has no knowledge of any material weaknesses in the design or operation of its internal controls over financial reporting.

(d) Fowler and its Subsidiaries maintain accurate books and records reflecting in all material respects their respective assets and liabilities and maintain proper and adequate internal accounting controls.

(e) Neither Fowler nor its Subsidiaries has, since January 1, 2016, extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of Fowler. No loan or extension of credit is maintained by Fowler or its Subsidiaries to which the second sentence of Section 13(k)(1) of the Exchange Act applies.

Section 5.09 Litigation. Except as described in the Fowler Reports filed prior to the date of this Agreement or as set forth in Section 5.09 of the Fowler Disclosure Letter, there are no actions, suits or proceedings pending against Fowler or any of its Subsidiaries or, to Fowler’s knowledge, threatened in writing against Fowler or any of its Subsidiaries, at law or in equity or in any arbitration or similar proceedings, before or by any U.S. federal, state or non-U.S. court, commission, board, bureau, agency or instrumentality or any U.S. or non-U.S. arbitral or other dispute resolution body, that, individually or in the aggregate, have had or are reasonably likely to have a Fowler Material Adverse Effect.

Section 5.10 Absence of Certain Changes. From September 30, 2019 to the date of this Agreement, there has not been (i) a Fowler Material Adverse Effect or (ii) except as described in the Fowler Reports filed with the SEC prior to the date of this Agreement or as set forth in Section 5.10 of the Fowler Disclosure Letter, (A) any material change by Fowler or any of its Subsidiaries in any of its accounting methods, principles or practices or any of its tax methods, practices or elections applicable to Fowler’s consolidated financial statements, except insofar as may have been required by a change in GAAP; (B) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of Fowler; (C) any split, combination or reclassification of any capital stock of Fowler or any of its Subsidiaries; or (D) any damage to or any destruction or loss of material physical properties owned or used by Fowler or any of its Subsidiaries, whether or not covered by insurance, that individually or in the aggregate has had a Fowler Material Adverse Effect.

Section 5.11 Taxes.

(a) All Returns required to be filed by or with respect to Fowler or any of its Subsidiaries (including any Return required to be filed by an affiliated, consolidated, combined, unitary or similar group that included Fowler or any of its Subsidiaries) have been properly filed on a timely basis with the appropriate governmental authorities, except to the extent that any failure to file, individually or in the aggregate, has not had and is not reasonably likely to have a Fowler Material Adverse Effect, and all taxes that have become due (regardless of whether reflected on any Return) have been duly paid or deposited in full on a timely basis or adequately accrued in accordance with GAAP, except to the extent that any failure to pay or deposit or make adequate provision for the payment of such taxes, individually or in the aggregate, has not had and is not reasonably likely to have a Fowler Material Adverse Effect.

(b) Except to the extent such matters, individually or in the aggregate, have not had and are not reasonably likely to have a Fowler Material Adverse Effect,

(i) no audit or other administrative proceeding or court proceeding is presently pending with regard to any tax or Return of Fowler or any of its Subsidiaries;

(ii) no governmental authority is now asserting in writing any deficiency or claim for taxes or any adjustment to taxes with respect to which Fowler or any of its Subsidiaries may be liable and any deficiencies asserted or assessments made as a result of any audit or other proceeding with respect to taxes have been resolved, are being contested in good faith, or adequate accruals or reserves for such deficiencies or assessments have been established;

(iii) no claim has ever been made in writing by a taxing authority of a jurisdiction where Fowler has not filed Returns that Fowler is or may be subject to taxation by that jurisdiction; and

(iv) neither Fowler nor any of its Subsidiaries has any liability for any tax under Treas. Reg. § 1.1502-6 or any similar provision of any other tax law, except for taxes of the affiliated group of which Fowler or any of its Subsidiaries is the common parent, within the meaning of Section 1504(a)(1) of the Code or any similar provision of any other tax law, or as a transferee or successor, by contract or otherwise.

(c) Neither Fowler nor any of its Subsidiaries has granted any material request, agreement, consent to waive or extend any period of limitations applicable to the assessment or collection of any tax upon Fowler or any of its Subsidiaries.

(d) Neither Fowler nor any of its Subsidiaries is a party to any closing agreement described in Section 7121 of the Code or any predecessor provision thereof or any similar agreement under any tax law.

(e) Fowler (A) has not filed any extension of time within which to file any Returns that have not been filed, except in the ordinary course of business and (B) will not be required to include any item of income or gain in, or be required to exclude any item of deduction of loss from, any period ending after the Closing Date as a result of any (i) installment sale or open transaction made on or prior to the Closing Date, (ii) election under Section 108(i) of the Code or (iii) prepaid amount received prior to the Closing Date.

(f) Fowler has not agreed to, requested, and is not required to include any adjustment under Section 481 of the Code (or any corresponding provision of applicable state, local or non-U.S. tax law) by reason of a change in accounting method or otherwise.

(g) Neither Fowler nor any of its Subsidiaries is a party to, is bound by or has any obligation under any tax sharing, allocation or indemnity agreement or any similar agreement or arrangement other than with respect to any such agreement or arrangement among Fowler and any of its Subsidiaries.

(h) Neither Fowler nor any of its Subsidiaries has been a member of any consolidated, combined, unitary or similar group for purposes of filing Returns or paying taxes (other than a consolidated, combined, unitary or similar group for which Fowler is the common parent).

(i) Since January 1, 2016, Fowler has not made or rescinded any material election relating to taxes or settled or compromised any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to any material taxes, or except as may be required by Applicable Law, made any material change to any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its most recently filed federal Returns.

(j) Fowler has not engaged in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4.

(k) Fowler has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code at any time within the past five years.

(l) There are no Liens for taxes upon any property or assets of Fowler or its Subsidiaries, except for taxes not yet due and payable.

(m) Neither Fowler nor Holdco has constituted, in the two (2) years prior to the date of this Agreement, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local, or non-U.S. Law) or otherwise as part of a plan (or series of related transactions), within the meaning of Section 355(e) of the Code, that includes the Mergers.

(n) None of Fowler, Holdco or any of their Subsidiaries is aware of the existence of or has knowledge of any fact, agreement, plan or circumstance, or has taken or agreed to take any action, that could reasonably be expected to prevent or impede the Intended Tax Treatment.

Section 5.12 Employee Benefit Plans.

(a) Section 5.12 of the Fowler Disclosure Letter contains a list of all material Fowler Benefit Plans.

(b) Except to the extent such matters, individually or in the aggregate, have not had and are not reasonably likely to have a Fowler Material Adverse Effect: all applicable reporting and disclosure requirements have been met with respect to the Fowler Benefit Plans; to the extent applicable, the Fowler Benefit Plans comply with the requirements of ERISA and the Code or with the regulations of any applicable jurisdiction, and any Fowler Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service (or is entitled to rely upon a favorable opinion letter issued by the Internal Revenue Service).

(c) The Fowler Benefit Plans have been maintained and operated in accordance with their terms, and, to Fowler’s knowledge, there are no breaches of fiduciary duty in connection with the Fowler Benefit Plans; there are no pending or, to Fowler’s knowledge, threatened claims against or otherwise involving any Fowler Benefit Plan, and no suit, action or other litigation (excluding routine claims for benefits incurred in the ordinary course of Fowler Benefit Plan activities) has been brought against or with respect to any Fowler Benefit Plan.

(d) All material contributions required to be made as of the date of this Agreement to the Fowler Benefit Plans have been made or provided for; with respect to any “employee pension benefit plans,” as defined in Section 3(2) of ERISA, that are subject to Title IV of ERISA and have been maintained or contributed to within six years prior to the Effective Time by Fowler, its Subsidiaries or any trade or business (whether or not incorporated) which is under common control, or which is treated as a single employer, with Fowler or any of its Subsidiaries under Section 414(b), (c), (m) or (o) of the Code (an “ERISA Affiliate”), (i) neither Fowler nor any of its Subsidiaries or ERISA Affiliates has incurred any direct or indirect liability under Title IV of ERISA in connection with any termination thereof or withdrawal therefrom; and (ii) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived.

(e) No Fowler Benefit Plan (including for such purpose, any employee benefit plan described in Section 3(3) of ERISA which Fowler or any of its Subsidiaries or ERISA Affiliates maintained, sponsored or contributed to within the six-year period preceding the Effective Time) is (i) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (ii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code) or (iii) subject to Title IV or Section 302 of ERISA or Section 412 of the Code.

(f) Except as set forth in Section 5.12(f) of the Fowler Disclosure Letter, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby (either alone or upon the occurrence of any additional or subsequent events) shall cause any payments or benefits to any employee, officer or director of Fowler or any of its Subsidiaries to be either subject to an excise tax or non-deductible to Fowler under Sections 4999 and 280G of the Code, respectively, whether or not some other subsequent action or event would be required to cause such payment or benefit to be triggered.

(g) Except as set forth in Section 5.12(g) of the Fowler Disclosure Letter, the execution of, and performance of the transactions contemplated by, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) result in any payment (whether of severance pay, compensation, benefits or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligations to fund benefits with respect to any employee of Fowler or any Subsidiary thereof.

(h) No Fowler Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of Fowler or any Subsidiary of Fowler for periods extending beyond their retirement or other termination of service other than (i) coverage mandated by Applicable Laws, (ii) death benefits under any “pension plan” or (iii) benefits the full cost of which is borne by the current or former employee (or his beneficiary).

(i) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Fowler Material Adverse Effect, each Fowler Benefit Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A of the Code) is in documentary and operational compliance with Section 409A of the Code and the applicable guidance issued thereunder. Fowler does not have any obligation to pay a tax gross-up or otherwise reimburse or compensate any person for any tax-related payments under Section 409A or 4999 of the Code.

(j) From January 1, 2018 to the date of this Agreement, except in the ordinary course of business consistent with past practice or as described in the Fowler Reports filed prior to the date of this Agreement, there has not been (i) any granting, or any commitment or promise to grant, by Fowler or any of its Subsidiaries to any officer of Fowler or any of its Subsidiaries of (A) any increase in compensation or (B) any increase in severance or termination pay (other than increases in severance or termination pay as a result of an increase in compensation in accordance with Section 5.12(j)(i)(A)), (ii) any entry by Fowler or any of its Subsidiaries into any employment, severance or termination agreement with any person who is an employee of Fowler or any of its Subsidiaries at any time on or after the date of this Agreement, (iii) any increase in, or any commitment or promise to increase, benefits payable or available under any pre-existing Fowler Benefit Plan, except in accordance with the pre-existing terms of that Fowler Benefit Plan, (iv) any establishment of, or any commitment or promise to establish, any new Fowler Benefit Plan, (v) any amendment of any existing stock options, stock appreciation rights, performance awards or restricted stock awards or (vi) except in accordance with and under pre-existing compensation policies, any grant, or any commitment or promise to grant, any stock options, stock appreciation rights, performance awards, or restricted stock awards.

Section 5.13 Labor Matters.

(a) Neither Fowler nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement or similar contract, agreement or understanding with a labor union or similar labor organization. As of the date of this Agreement, to Fowler’s knowledge, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened.

(b) Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a Fowler Material Adverse Effect, (i) neither Fowler nor any Subsidiary of Fowler has received any written complaint of any unfair labor practice or other unlawful employment practice or any written notice of any material violation of any federal, state or local statutes, laws, ordinances, rules, regulations, orders or directives with respect to the employment of individuals by, or the employment practices of, Fowler or any Subsidiary of Fowler or the work conditions or the terms and conditions of employment and wages and hours of their respective businesses and (ii) there are no unfair labor practice charges or other employee-related complaints against Fowler or any Subsidiary of Fowler pending or, to the knowledge of Fowler, threatened, before any governmental authority by or concerning the employees working in their respective businesses.

(c) Since January 1, 2018, Fowler has not engaged in any plant closing or mass layoff within the meaning of the Worker Adjustment and Retraining Notification Act (and any similar law) for which there remain any material unsatisfied liabilities.

Section 5.14 Environmental Matters.

(a) Except as described in the Fowler Reports filed with the SEC prior to the date of this Agreement or as set forth in Section 5.14 of the Fowler Disclosure Letter, Fowler and each Subsidiary of Fowler has been since January 1, 2016 and is in compliance with all applicable orders of any court, governmental authority or arbitration board or tribunal and any applicable law, ordinance, rule, regulation or other legal requirement (including common law) related to human health (as it relates to exposure to Hazardous Materials, as defined below) and the environment (“Environmental Laws”), which compliance includes the possession by Fowler and each Subsidiary of Fowler of all Fowler Permits required under applicable Environmental Laws and compliance with the terms and conditions thereof, in each case, except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a Fowler Material Adverse Effect. To the knowledge of Fowler, there are no past or present facts, conditions or circumstances that interfere with the conduct of any of their respective businesses in the manner now conducted or which interfere with continued compliance with any Environmental Law currently in effect, except for any non-compliance or interference that, individually or in the aggregate, has not had and is not reasonably likely to have a Fowler Material Adverse Effect.

(b) Except as described in the Fowler Reports filed with the SEC prior the date of this Agreement or as set forth in Section 5.14 of the Fowler Disclosure Letter, (i) no judicial or administrative proceedings or governmental investigations are pending or, to the knowledge of Fowler, threatened against Fowler or its Subsidiaries that allege the violation of or seek to impose liability pursuant to any Environmental Law, and (ii) to the knowledge of Fowler, there are no past or present facts, conditions or circumstances at, on or arising out of, or otherwise associated with, any current or former businesses, assets or properties of Fowler or any Subsidiary of Fowler, including but not limited to on-site or off-site disposal, release or spill of any material, substances or waste classified, characterized or otherwise regulated as hazardous, toxic, pollutant, contaminant or words of similar meaning under Environmental Laws, including petroleum or petroleum products or byproducts (“Hazardous Materials”), in each case, which violate Environmental Law or are reasonably likely to give rise under Environmental Law to (A) costs, expenses, liabilities or obligations for any investigations, monitoring, cleanup, remediation, disposal or corrective action, (B) claims arising for personal injury, property damage or damage to natural resources, or (C) fines, penalties or injunctive relief, except in the case of clauses (b)(i) and (b)(ii) for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a Fowler Material Adverse Effect.

(c) Except as described in the Fowler Reports filed with the SEC prior to the date of this Agreement or as set forth in Section 5.14 of the Fowler Disclosure Letter, neither Fowler nor any of its Subsidiaries has since January 1, 2016 (i) received any notice of noncompliance with, violation of, or liability or potential liability under any Environmental Law or (ii) entered into any consent decree or order or is subject to any order of any court or governmental authority or tribunal under, or is otherwise subject to any indemnity or other agreement with any third person relating to any liability or obligation under, any Environmental Law or relating to the cleanup of any Hazardous Materials, except in the case of clauses (c)(i) and (c)(ii) for such matters as have not had and are not reasonably likely to have a Fowler Material Adverse Effect.

Section 5.15 Intellectual Property. Fowler and its Subsidiaries own or possess adequate licenses or other valid rights to use all patents, patent rights, know-how, trade secrets, trademarks, trademark rights and other proprietary information and other proprietary intellectual property rights (collectively, “Intellectual Property Rights”) used or held for use in connection with their respective businesses as currently being conducted, except where the failure to own or possess such licenses and other rights, individually or in the aggregate, has not had and is not reasonably likely to have a Fowler Material Adverse Effect, and there are no assertions or claims challenging the validity of any of the foregoing that, individually or in the aggregate, have not had and are not reasonably likely to have a Fowler Material Adverse Effect. Section 5.15 of the Fowler Disclosure Letter sets forth a complete and accurate list as of the date hereof of all registered, issued, and applied-for Intellectual Property Rights owned or purported to be owned by Fowler and its Subsidiaries. The conduct of Fowler’s and its Subsidiaries’ respective businesses as currently conducted does not conflict with any patents, patent rights, licenses, trademarks, trademark rights, trade names, trade name rights or copyrights of others, except for such conflicts that, individually or in the aggregate, have not had and are not reasonably likely to have a Fowler Material Adverse Effect. Except as would not constitute a Fowler Material Adverse Effect, Fowler and its Subsidiaries have taken such steps as are reasonably necessary to protect their respective rights in material trade secrets. There is no material infringement of any proprietary right owned by or licensed by or to Fowler or any of its Subsidiaries, except for such infringements that, individually or in the aggregate, have not had and are not reasonably likely to have a Fowler Material Adverse Effect. Fowler and its Subsidiaries maintain commercially reasonable policies and procedures regarding data security and privacy, including procedures reasonably designed to detect and remedy data security breaches and unauthorized access or unauthorized use of Fowler’s and its Subsidiaries’ information technology systems, including systems that store or process personal data. Fowler and its Subsidiaries are, in all material respects, in compliance with Fowler’s privacy policies and all applicable privacy laws. To the knowledge of Fowler, as of the date of this Agreement, there have been no material losses or thefts of material data or security breaches with respect to personal data. For the past five years, Fowler and its Subsidiaries have not been involved in any action related to personal data, privacy policies, or privacy laws.

Section 5.16 Decrees, Etc. Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a Fowler Material Adverse Effect, (a) no order, writ, fine, injunction, decree, judgment, award or determination of any court or Governmental Authority or any arbitral or other dispute resolution body has been issued or entered against Fowler or any Subsidiary of Fowler that continues to be in effect that materially affects the ownership or operation of any of their respective assets and (b) since January 1, 2016, no criminal order, writ, fine, injunction, decree, judgment or determination of any court or Governmental Authority has been issued against Fowler or any Subsidiary of Fowler.

Section 5.17 Insurance.

(a) Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a Fowler Material Adverse Effect, Fowler and its Subsidiaries maintain insurance coverage with financially responsible insurance companies in such amounts and against such losses as are customary in the industries in which Fowler and its Subsidiaries operate on the date of this Agreement.

(b) Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a Fowler Material Adverse Effect, no event relating specifically to Fowler or its Subsidiaries has occurred that could reasonably be expected, after the date of this Agreement, to result in an upward adjustment in premiums under any insurance policies they maintain. Excluding insurance policies that have expired and been replaced in the ordinary course of business, no excess liability or protection and indemnity insurance policy has been canceled by the insurer within one year prior to the date of this Agreement, and no threat in writing has been made to cancel (excluding cancellation upon expiration or failure to renew) any such insurance policy of Fowler or any Subsidiary of Fowler during the period of one year prior to the date of this Agreement. Prior to the date of this Agreement, no event has occurred, including the failure by Fowler or any Subsidiary of Fowler to give any notice or information or by giving any inaccurate or erroneous notice or information, which materially limits or impairs the rights of Fowler or any Subsidiary of Fowler under any such excess liability or protection and indemnity insurance policies.

Section 5.18 No Brokers. Fowler has not entered into any contract, arrangement or understanding with any Person or firm which may result in the obligation of Holdco, Fowler or NAM to pay any finder’s fees, brokerage or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that Fowler has retained Simmons Energy, a division of Piper Jaffray (“Simmons Energy”) as its financial advisor, the fees of which shall not exceed those set forth in Section 5.18 of the Fowler Disclosure Letter.

Section 5.19 Opinion of Financial Advisor. The Special Committee of the Board of Directors of Fowler has received the opinion of Simmons Energy | A Division of Piper Jaffray & Co. to the effect that, subject to the assumptions, qualifications and limitations relating to such opinion, the Fowler Common Exchange Ratio is fair, from a financial point of view, to the holders of Fowler Common Stock (other than Holdco and its affiliates, holders of Dissenting Shares, the holders of the Fowler Convertible PIK Notes, parties to the Fowler Term Loan Agreement and other affiliates of Fowler), it being agreed that none of Holdco, NAM or NAM Merger Sub has any rights with respect to such opinion.

Section 5.20 NAM Stock Ownership. Neither Fowler nor any of its Subsidiaries owns any shares of capital stock of NAM or Spieth or any other securities convertible into or otherwise exercisable to acquire shares of capital stock of NAM or Spieth. Fowler is not an “interested stockholder” (within the meaning of Section 203 of the DGCL) with respect to NAM or Spieth and has not, within the last three years, been an “interested stockholder” with respect to NAM or Spieth.

Section 5.21 Certain Contracts.

(a) Except for this Agreement and except as filed as an exhibit to the Fowler Reports, neither Fowler nor any of its Subsidiaries is a party to or bound by any “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K of the SEC) (all contracts of the type described in this Section 5.21(a) being referred to herein as the “Fowler Material Contracts”).

(b) As of the date of this Agreement, each Fowler Material Contract is in full force and effect, and Fowler and each of its Subsidiaries have in all material respects performed all obligations required to be performed by them to date under each Fowler Material Contract to which they are party, except where such failure to be in full force and effect or such failure to perform, individually or in the aggregate, has not had and is not reasonably likely to have a Fowler Material Adverse Effect. Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a Fowler Material Adverse Effect, neither Fowler nor any of its Subsidiaries (x) knows of, or has received written notice of, any breach of or violation or default under (nor, to the knowledge of Fowler, does there exist any condition which with the passage of time or the giving of notice or both would result in such a violation or default under) any Fowler Material Contract or (y) has received written notice of the desire of the other party or parties to any such Fowler Material Contract to exercise any rights such party has to cancel, terminate or repudiate such contract or exercise remedies thereunder. Each Fowler Material Contract is enforceable by Fowler or a Subsidiary of Fowler in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, fraudulent transfer or other similar laws relating to creditors’ rights and general principles of equity, except where such unenforceability does not constitute, individually or in the aggregate, a Fowler Material Adverse Effect.

Section 5.22 Capital Expenditure Program. As of the date of this Agreement, Section 5.22 of the Fowler Disclosure Letter accurately sets forth in all material respects the capital expenditures that are forecast to be incurred in 2020 on a quarterly basis.

Section 5.23 Takeover Statutes; Rights Plans. Assuming the accuracy of the representations and warranties set forth in Section 6.21, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not cause to be applicable to the Fowler Merger the restrictions on “business combinations” set forth in Section 203 of the DGCL or any similar provision (a “Takeover Statute”). Fowler does not have any preferred share purchase rights plan or similar rights plan in effect to which Fowler or any of its Subsidiaries is subject, party or otherwise bound.

Section 5.24 Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Fowler Material Adverse Effect, each of Fowler or its Subsidiaries owns and has good and valid title to all of its owned real property and good and valid title to all its owned personal property, and has good and valid leasehold interests in all of its leased real properties free and clear of all Liens other than Permitted Liens, in each case, to an extent necessary and sufficient to conduct their respective businesses as currently conducted and proposed by the Board of Directors of Fowler to be conducted. Except as has not had and is not reasonably likely to have, individually or in the aggregate, a Fowler Material Adverse Effect, all leases under which Fowler or any of its Subsidiaries lease any real or personal property (“Fowler Leases”) are valid and effective against Fowler or any of its Subsidiaries and, to the knowledge of Fowler, the counterparties thereto, in accordance with their respective terms, and there is not, under any of such Fowler Leases, any existing material default by Fowler or any of its Subsidiaries or, to the knowledge of Fowler, the counterparties thereto, or any event which, with notice or lapse of time or both, would become a material default by Fowler or any of its Subsidiaries or, to the knowledge of Fowler, the counterparties thereto.

Section 5.25 Financing. Fowler has entered into and has delivered to Holdco a true, complete and accurate fully executed copy of the (a) the Commitment Letter and (b) the related fee letters; provided that such fee letters may be redacted solely with respect to economic terms in a customary manner (the “Fee Letters”), including all exhibits, schedules, annexes and amendments to such letters in effect as of the date hereof, copies of which are attached as Exhibit 5.25 (the “Financing Letters”), pursuant to which and subject to the terms and conditions thereof, the Financing Sources party thereto have committed to provide the amounts set forth therein (the provision of such funds as set forth therein, the “ABL Financing”) for the purposes set forth in such Financing Letters. The Financing Letters (i) have not been amended, restated or otherwise modified or waived prior to the execution and delivery of this Agreement, and the respective commitments contained therein have not been withdrawn (to the knowledge of Fowler), rescinded (to the knowledge of Fowler), amended, restated or otherwise modified in any respect prior to the execution and delivery of this Agreement and (ii) to the knowledge of Fowler, no such withdrawal, rescission, amendment, restatement, modification or waiver is contemplated (other than any such amendment, modification, or restatement to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who have not executed the Commitment Letter as of the date hereof). To the knowledge of Fowler, as of the date of this Agreement, no event has occurred or circumstance exists which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Fowler under the Commitment Letter or otherwise result in any portion of the ABL Financing not being available. As of the date of this Agreement, Fowler is not aware of any fact, event or other occurrence that makes any of the representations or warranties of Fowler or its affiliates in the Financing Letters that constitutes a condition precedent to the provision of the ABL Financing on the Closing Date inaccurate in any material respect. Notwithstanding any other provision of this Section 5.25, no representation or warranty is made by Fowler pursuant to this Section 5.25 with respect to any matter arising out of any action, inaction or omission by Spieth, NAM or their respective Subsidiaries.

ARTICLE VI.

REPRESENTATIONS AND WARRANTIES OF SPIETH AND NAM

Except as set forth in the disclosure letter delivered to Fowler by Spieth and NAM at or prior to the execution of this Agreement (the “NAM Disclosure Letter”) and making reference to the particular subsection of this Agreement to which exception is being taken (provided that any information set forth in one section or subsection of the NAM Disclosure Letter shall be deemed to apply to each other section or subsection thereof to which its relevance is reasonably apparent on the face of such disclosure), each of Spieth and NAM jointly and severally represents and warrants to Fowler that:

Section 6.01 Existence; Good Standing; Corporate Authority. Each of Spieth and NAM is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Each of Spieth and NAM is duly qualified to do business and, to the extent such concept or a similar concept exists in the relevant jurisdiction, is in good standing under the laws of any jurisdiction in which the character of the properties owned or leased by it therein or in which the transaction of its business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and is not reasonably likely to have a NAM Material Adverse Effect. Each of Spieth and NAM has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted. The copies of the certificates of incorporation and bylaws of Spieth and NAM previously made available to Fowler are true and correct and contain all amendments as of the date of this Agreement.

Section 6.02 Authorization, Validity and Effect of Agreements. Each of Spieth and NAM has the requisite corporate power and authority to execute and deliver this Agreement and each other Transaction Agreement to which it is, or at the Effective Time will be, a party, and the requisite power and authority to consummate the transactions contemplated hereby and thereby. The execution by each of Spieth and NAM of this Agreement and the other Transaction Agreements to which it is, or at the Effective Time will be, a party, and the consummation by each of Spieth and NAM of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on behalf of each of them. Each of Spieth and NAM has duly executed and delivered this Agreement and has duly executed and delivered or will dully execute and deliver prior to the Closing each of the other Transaction Agreements to which it is, or at the Effective Time will be, a party. Assuming this Agreement and each other Transaction Agreement to which it is, or at the Effective Time will be, a party, constitutes or will constitute the valid and legally binding obligation of the other parties hereto or thereto, this Agreement and the other Transaction Agreements to which it is, or at the Effective Time will be, a party, will constitute the valid and legally binding obligation of each of Spieth and NAM, enforceable against Spieth and NAM in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, fraudulent transfer or other similar laws relating to creditors’ rights and general principles of equity. Assuming the accuracy of the representations and warranties set forth in Section 5.20, NAM has taken all action necessary to render the restrictions set forth in Section 203 of the DGCL, and any other applicable takeover law restricting or purporting to restrict business combinations, inapplicable to this Agreement and the transactions contemplated hereby.

Section 6.03 Capitalization.

(a) The authorized capital stock of NAM consists of 100 shares of NAM Common Stock and no shares of preferred stock are authorized. From the Cut-off Time to the date of this Agreement, no additional shares of NAM Common Stock have been issued. All such issued and outstanding shares of NAM Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. As of the date of this Agreement, except as set forth in this Section 6.03 and the Voting Agreements, there are no outstanding shares of capital stock and there are no options, warrants, calls, subscriptions, convertible securities or other rights, agreements or commitments which obligate NAM or any of its Subsidiaries to issue, transfer, sell or register any shares of capital stock or other voting securities of NAM or any of its Subsidiaries. NAM has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of NAM on any matter.

(b) NAM has been formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and, as of the Effective Time, will not have incurred, directly or indirectly, any obligations or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person in any activities other than in connection with the transactions contemplated by this Agreement, including the Separation Agreement.

Section 6.04 Subsidiaries.

(a) Each Subsidiary of Spieth that will become a Subsidiary of NAM after giving effect to the Reorganization (such Subsidiaries of Spieth are collectively referred to herein as the “NAM Business Subsidiaries” and, each, a “NAM Business Subsidiary”), is a corporation, a limited liability company or other legal entity duly organized, validly existing and, to the extent such concept or a similar concept exists in the relevant jurisdiction, in good standing under the laws of its jurisdiction of incorporation or organization, has the corporate or other entity power and authority to own, operate and lease its properties and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing (where applicable) in each jurisdiction in which the ownership, operation or lease of its property or the conduct of its business requires such qualification, except for jurisdictions in which such failure to be so qualified or in good standing, individually or in the aggregate, has not had and is not reasonably likely to have a NAM Material Adverse Effect. As of the date of this Agreement, all of the outstanding shares of capital stock of, or other ownership interests in, each of the NAM Business Subsidiaries are duly authorized, validly issued, fully paid and nonassessable (except as such nonassessability may be affected by Applicable Law), and, after giving effect to the Reorganization, are owned, directly or indirectly, by NAM free and clear of all Liens other than Permitted Liens. As of the date of this Agreement, NAM does not have any Subsidiaries.

(b) After giving effect to the Reorganization, Section 6.04(b) of the NAM Disclosure Letter sets forth a list of all of the Subsidiaries of NAM and NAM’s respective (direct or indirect) ownership interest in each such Subsidiary. The Subsidiaries set forth on Section 6.04(b) of the NAM Disclosure Letter, together with NAM, represent all of the Persons necessary to conduct the NAM Business as historically conducted and proposed to be conducted in the United States. After giving effect to the Reorganization, except for its interests in the Subsidiaries set forth on Section 6.04(b) of the NAM Disclosure Letter or in any Subsidiaries created or acquired as permitted by Section 8.01, as of the Effective Time, NAM will not own, directly or indirectly, any capital stock of, or other equity or voting interest in, any Person.

(c) True, complete and correct copies of the articles or certificate of incorporation and bylaws (or similar organizational documents) of each of the NAM Business Subsidiaries have been furnished or made available to Fowler on or prior to the date hereof.

Section 6.05 Compliance with Laws; Permits. Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a NAM Material Adverse Effect and except for (i) matters related to taxes, which are treated exclusively in Section 6.12, and (ii) matters arising under Environmental Laws, which are treated exclusively in Section 6.15:

(a) Since January 1, 2016, NAM and each NAM Business Subsidiary and, solely to the extent related to the NAM Business, Spieth and each of its other Subsidiaries, have conducted their businesses in all material respects in compliance with all Applicable Laws applicable to the NAM Business.

(b) NAM and each NAM Business Subsidiary hold all permits, licenses, certifications, variations, exemptions, orders, franchises and approvals of all governmental or regulatory authorities necessary for the lawful conduct of their respective businesses as presently conducted (the “NAM Permits”). All NAM Permits are in full force and effect and there exists no default thereunder or breach thereof, and NAM has no notice or actual knowledge that such NAM Permits will not be renewed in the ordinary course after the Effective Time. No Governmental Authority has given, or to the knowledge of NAM threatened to give, any action to terminate, cancel or reform any NAM Permit.

(c) NAM and each NAM Business Subsidiary and, solely to the extent related to the NAM Business, Spieth and each of its other Subsidiaries, possess all permits, licenses, operating authorities, orders, exemptions, franchises, variances, consents, approvals or other authorizations required for the present ownership and operation of all the real property, leaseholds or other property of the NAM Business (“NAM Real Property”). There exists no material default or breach with respect to, and no party or governmental authority has taken or, to the knowledge of Spieth and NAM, threatened to take, any action to terminate, cancel or reform any such permit, license, operating authority, order, exemption, franchise, variance, consent, approval or other authorization pertaining to the NAM Real Property.

Section 6.06 Anti-corruption; Sanctions.

(a) Since January 1, 2016, each of NAM and each NAM Business Subsidiary and, solely to the extent related to the NAM Business, Spieth and each of its other Subsidiaries, has complied with all applicable Anti-Corruption Laws. NAM and each NAM Business Subsidiary and, solely to the extent related to the NAM Business, Spieth and each of its other Subsidiaries, maintain policies and procedures designed to ensure compliance by the NAM Business with, and to prevent breaches by NAM and its Subsidiaries and, solely to the extent related to the NAM Business, Spieth and each of its other Subsidiaries, such Anti-Corruption Laws.

(b) Neither Spieth (solely to the extent related to the NAM Business), NAM nor any of their respective Subsidiaries nor any director, officer, nor, to the knowledge of Spieth and NAM, any employee, agent or representative of, or other Person who performs or has performed services on behalf of the NAM Business has violated any, or been subject to actual, pending, or, to the knowledge of Spieth and NAM, threatened actions, suits, proceedings, demand letters, settlements or enforcement actions relating to any Anti-Corruption Law or any law related to terrorism financing.

(c) Neither Spieth (solely to the extent related to the NAM Business), NAM nor any of their respective Subsidiaries nor any director, officer, nor, to the knowledge of Spieth and NAM, any employee, agent or representative of, or other Person who performs or has performed services on behalf of, Spieth or NAM or any of their respective Subsidiaries has, directly or indirectly, given, made, offered or received or agreed to give, make, offer or receive any payment, gift, contribution, commission, rebate, promotional allowance, expenditure or other economic advantage: (i) which would violate any applicable Anti-Corruption Law, or (ii) to or for a public official with the intention of (A) improperly influencing any official act or decision of such public official, (B) inducing such public official to do or omit to do any act in violation of his or her lawful duty, (C) securing any improper advantage or (D) inducing such public official to influence or affect any act or decision of any Governmental Authority or commercial enterprise owned or controlled by any Governmental Authority, in each case, in order to assist Spieth or NAM or any of its Subsidiaries or any employee, agent or representative or other person who performs or has performed services on behalf of the NAM Business in obtaining or retaining business for or with, or in directing business to, Spieth, NAM or any of their respective Subsidiaries or any other Person.

(d) Neither Spieth (solely to the extent related to the NAM Business), NAM nor any of their respective Subsidiaries nor any director, officer, nor, to the knowledge of Spieth and NAM, any employee, agent or representative of, or other Person who performs or has performed services on behalf of, Spieth or NAM or any of their respective Subsidiaries, is a Person that is the subject or target of any applicable Sanctions, nor are any of the foregoing designated as a “Specially Designated National” or “Blocked Person” by OFAC. Since January 1, 2016, neither Spieth (solely to the extent related to the NAM Business), NAM nor any of their respective Subsidiaries has been in violation of applicable Sanctions.

Section 6.07 Sufficiency of Assets.

(a) After giving effect to the Reorganization, the properties, assets, personnel and rights of NAM (together with the NAM Business Subsidiaries), together with the services and assets to be provided, the licenses to be granted and the other arrangements contemplated by the Transaction Agreements, will constitute all the properties, assets, personnel and rights used, and intended to be used in, and all such properties, assets, personnel and rights as are necessary and sufficient in the conduct of the NAM Business immediately after the Closing independent of Spieth in substantially the same manner as currently conducted. Following the consummation of the Reorganization, none of Spieth, any of its Subsidiaries or any of their respective Affiliate (other than NAM and its Subsidiaries) will own any assets used in the NAM Business.

(b) At the Effective Time, NAM and its Subsidiaries will have good and valid title to, or valid leases, licenses or rights to use, all assets described in Section 6.07(a) or otherwise reflected on the combined balance sheet of NAM and its Subsidiaries as of September 30, 2019 (other than any assets disposed of since such date in the ordinary course of business consistent with past practice, one of which is material to the NAM Business), free and clear of all Liens, other than Permitted Liens.

(c) Except as set forth in Section 6.07(c) of the NAM Disclosure Letter, immediately after consummation of the Reorganization, except for this Agreement or contemplated by the Terms of Separation Agreement and the other Transaction Agreements, (i) NAM and its Subsidiaries will owe no obligations or have any liabilities to Spieth and its Subsidiaries and (ii) there will be no contracts between NAM or any of its Subsidiaries, on the one hand, and Spieth or any of its Subsidiaries (other than NAM or any of its Subsidiaries), on the other hand.

Section 6.08 No Conflict; Board and Stockholder Approval.

(a) Except as set forth in Section 6.08(a) of the NAM Disclosure Letter, the execution, delivery and performance by Spieth and NAM of this Agreement and the other Transaction Agreements to which each is, or at the Effective Time will be, a party will not, (i) conflict with or result in a breach of any provisions of the certificate of incorporation or bylaws of Spieth or NAM; (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, require any consent or notification under, or result in the termination or in a right of termination or cancellation of, or give rise to a right of purchase under, or accelerate the performance required by, or result in the creation of any Lien upon any of the capital stock of Spieth, NAM or their respective Subsidiaries, or upon any of the properties of Spieth, NAM or their respective Subsidiaries under, or result in being declared void, voidable, or without further binding effect, or otherwise result in a detriment to Spieth, NAM or any of their respective Subsidiaries under, any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, license, concession, franchise, permit, lease, contract, agreement, joint venture or other instrument or obligation to which Spieth, NAM or any of their respective Subsidiaries is a party, or by which Spieth, NAM or any of their respective Subsidiaries or any of their properties may be bound or affected; or (iii) subject to the filings and other matters referred to in Section 6.08(b), contravene or conflict with or constitute a violation of any provision of any law, rule, regulation, judgment, order or decree binding upon or applicable to Spieth, NAM or any of their respective Subsidiaries, except as, in the case of matters described in clause (ii) or (iii), individually or in the aggregate, has not had and is not reasonably likely to have a NAM Material Adverse Effect.

(b) Neither the execution and delivery by Spieth and NAM of this Agreement, or the other Transaction Agreements to which it is or, as of the Effective Time, will be a party, nor the consummation or performance by any of them of the transactions contemplated hereby and thereby in accordance with the terms hereof and thereof will require any consent, approval, qualification or authorization of, or filing or registration with, any Governmental Authority, other than (i) the Regulatory Filings, and (ii) the filing of the NAM Certificate of Merger with the Secretary of State of the State of Delaware, except for any consent, approval, qualification or authorization the failure to obtain which, and for any filing or registration the failure to make which, has not had and is not reasonably likely to have a NAM Material Adverse Effect.

(c) The Boards of Directors or comparable governing bodies of Spieth, NAM and each other Subsidiary of Spieth that is a party to the other Transaction Agreements, and the vote or consent of which is required in connection with this Agreement and the other Transaction Agreements and the transactions contemplated hereby and thereby, by resolutions adopted at a meeting duly called and held (or by written consent) and not subsequently rescinded or modified in any way, have approved this Agreement and each of the Transaction Agreements to which it is or, as of the Effective Time, will be a party and the transactions contemplated hereby and thereby. SESI, the sole shareholder of NAM has approved this Agreement and the transactions contemplated hereunder. No vote of the holders of any class or series of capital stock of Spieth is necessary to approve any transaction contemplated by this Agreement.

Section 6.09 NAM Financial Statements.

(a) Attached as Section 6.09 of the NAM Disclosure Letter are the true and complete copies of (i) the audited combined balance sheets, statements of operations and comprehensive loss, stockholders’ equity and cash flow of NAM as of and for the twelve-month periods ended December 31, 2017 and 2018 and (ii) an unaudited combined balance sheet, statement of operations and comprehensive loss, stockholders’ equity and cash flow of NAM as of and for the nine-month period ended September 30, 2019 (collectively, the “NAM Financial Statements”).

(b) Except as set forth on Section 6.09 of the NAM Disclosure Letter, the NAM Financial Statements present fairly, in all material respects, the combined financial position and results of operations of NAM as of the dates and for the periods indicated in the NAM Financial Statements in conformity with GAAP.

(c) Except as and to the extent set forth on the unaudited balance sheet of NAM dated as of September 30, 2019, including all related notes thereto, neither NAM nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on, or reserved against in, a balance sheet of NAM or in the notes thereto prepared in accordance with GAAP consistently applied, other than liabilities or obligations which, individually or in the aggregate, have not had and are not reasonably likely to have a NAM Material Adverse Effect.

(d) Spieth and its Subsidiaries (solely to the extent related to the NAM Business) maintain “disclosure controls and procedures” (as defined in Rule 13a-15(e) under the Exchange Act); such disclosure control and procedures are effective to ensure that all material information concerning the NAM Business is made known on a timely basis to the individuals responsible for preparing the NAM Financial Statements and public disclosure. Since January 1, 2016, subject to any applicable grace periods, Spieth (solely to the extent related to the NAM Business) has been and is in substantial compliance in all material respects with all applicable effective provisions of the Sarbanes-Oxley Act and the applicable rules and regulations of the OTCQX. As of the date hereof, Spieth (solely to the extent related to the NAM Business) has no knowledge of any material weaknesses in the design or operation of its internal controls over financial reporting.

(e) Solely to the extent related to the NAM Business, Spieth and its Subsidiaries maintain accurate books and records reflecting in all material respects their respective assets and liabilities and maintain proper and adequate internal accounting controls.

(f) As of the Effective Time, NAM and its Subsidiaries will have no Indebtedness, except for Indebtedness set forth on Section 6.09 of the NAM Disclosure Letter.

Section 6.10 Litigation. Except as set forth on Section 6.10 of the NAM Disclosure Letter, there are no actions, suits or proceedings pending against Spieth, NAM or any of their respective Subsidiaries or, to Spieth and NAM’s knowledge, threatened in writing against Spieth, NAM or any of their respective Subsidiaries, at law or in equity or in any arbitration or similar proceedings, before or by any U.S. federal, state or non-U.S. court, commission, board, bureau, agency or instrumentality or any U.S. or non-U.S. arbitral or other dispute resolution body, that, individually or in the aggregate, have had or are reasonably likely to have a NAM Material Adverse Effect or could have the effect of delaying or impairing the consummation of the transactions contemplated by this Agreement.

Section 6.11 Absence of Certain Changes. From September 30, 2019 to the date of this Agreement, there has not been (i) a NAM Material Adverse Effect or (ii) except as set forth in Section 6.11 of the NAM Disclosure Letter or as expressly contemplated by the Transaction Agreements, (A) any material change by NAM or any of its Subsidiaries or, solely to the extent related to the NAM Business, Spieth or any other of its Subsidiaries, in any of its accounting methods, principles or practices or any of its tax methods, practices or elections applicable to Spieth’s consolidated financial statements or the NAM Financial Statements, except insofar as may have been required by a change in GAAP; (B) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of NAM or any of its Subsidiaries; (C) any split, combination or reclassification of any capital stock of NAM or any of its Subsidiaries; or (D) any damage to or any destruction or loss of material physical properties owned or used by NAM or any of its Subsidiaries or, solely to the extent related to the NAM Business, Spieth or any of its other Subsidiaries, whether or not covered by insurance, that individually or in the aggregate has had a NAM Material Adverse Effect.

Section 6.12 Taxes.

(a) All Returns required to be filed by or with respect to NAM or any of its Subsidiaries (including any Return required to be filed by an affiliated, consolidated, combined, unitary or similar group that included NAM or any of its Subsidiaries) have been properly filed on a timely basis with the appropriate governmental authorities, except to the extent that any failure to file, individually or in the aggregate, has not had and is not reasonably likely to have a NAM Material Adverse Effect, and all taxes that have become due (regardless of whether reflected on any Return) have been duly paid or deposited in full on a timely basis or adequately accrued in accordance with GAAP, except to the extent that any failure to pay or deposit or make adequate provision for the payment of such taxes, individually or in the aggregate, has not had and is not reasonably likely to have a NAM Material Adverse Effect.

(b) Except as set forth on Section 6.12(b) of the NAM Disclosure Letter or to the extent such matters, individually or in the aggregate, have not had and are not reasonably likely to have a NAM Material Adverse Effect,

(i) no audit or other administrative proceeding or court proceeding is presently pending with regard to any tax or Return of NAM or any of its Subsidiaries;

(ii) no governmental authority is now asserting in writing any deficiency or claim for taxes or any adjustment to taxes with respect to which NAM or any of its Subsidiaries may be liable and any deficiencies asserted or assessments made as a result of any audit or other proceeding with respect to taxes have been resolved, are being contested in good faith, or adequate accruals or reserves for such deficiencies or assessments have been established;

(iii) no claim has ever been made in writing by a taxing authority of a jurisdiction where NAM has not filed Returns that NAM is or may be subject to taxation by that jurisdiction; and

(iv) neither NAM nor any of its Subsidiaries has any liability for any tax under Treas. Reg. § 1.1502-6 or any similar provision of any other tax law, except for taxes of the affiliated group of which NAM or Spieth or any of their Subsidiaries is the common parent, within the meaning of Section 1504(a)(1) of the Code or any similar provision of any other tax law, or as a transferee or successor, by contract or otherwise.

(c) Except as set forth on Section 6.12(c) of the NAM Disclosure Letter, Neither NAM nor any of its Subsidiaries has granted any material request, agreement, consent to waive or extend any period of limitations applicable to the assessment or collection of any tax upon NAM or any of its Subsidiaries.

(d) Neither NAM nor any of its Subsidiaries is a party to any closing agreement described in Section 7121 of the Code or any predecessor provision thereof or any similar agreement under any tax law.

(e) NAM (A) has not filed any extension of time within which to file any Returns that have not been filed, except in the ordinary course of business and (B) will not be required to include any item of income or gain in, or be required to exclude any item of deduction of loss from, any period ending after the Closing Date as a result of any (i) installment sale or open transaction made on or prior to the Closing Date, (ii) election under Section 108(i) of the Code or (iii) prepaid amount received prior to the Closing Date.

(f) NAM has not agreed to, requested, and is not required to include any adjustment under Section 481 of the Code (or any corresponding provision of applicable state, local or non-U.S. tax law) by reason of a change in accounting method or otherwise.

(g) Neither NAM nor any of its Subsidiaries is a party to, is bound by or has any obligation under any tax sharing, allocation or indemnity agreement or any similar agreement or arrangement other than with respect to any such agreement or arrangement among NAM and/or, Spieth and any of their respective Subsidiaries.

(h) Neither NAM nor any of its Subsidiaries has been a member of any consolidated, combined, unitary or similar group for purposes of filing Returns or paying taxes (other than a consolidated, combined, unitary or similar group for which NAM or Spieth is the common parent).

(i) Since January 1, 2016, NAM has not made or rescinded any material election relating to taxes or settled or compromised any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to any material taxes, or except as may be required by Applicable Law, made any material change to any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its most recently filed federal Returns.

(j) NAM has not engaged in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4.

(k) NAM has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code at any time within the past five years.

(l) There are no Liens for taxes upon any property or assets of NAM or its Subsidiaries, except for taxes not yet due and payable.

(m) Neither NAM nor Spieth has constituted, in the two (2) years prior to the date of this Agreement, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local, or non-U.S. Law) or otherwise as part of a plan (or series of related transactions), within the meaning of Section 355(e) of the Code, that includes the Mergers.

(n) None of NAM, Spieth or any of their Subsidiaries is aware of the existence of or has knowledge of any fact, agreement, plan or circumstance, or has taken or agreed to take any action, that could reasonably be expected to prevent or impede the Intended Tax Treatment.

Section 6.13 Employee Benefit Plans.

(a) Section 6.13 of the NAM Disclosure Letter contains a list of all material NAM Benefit Plans of NAM and the NAM Business Subsidiaries.

(b) Except to the extent such matters, individually or in the aggregate, have not had and are not reasonably likely to have a NAM Material Adverse Effect: all applicable reporting and disclosure requirements have been met with respect to the NAM Benefit Plans; to the extent applicable, the NAM Benefit Plans comply with the requirements of ERISA and the Code or with the regulations of any applicable jurisdiction, and any NAM Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service (or is entitled to rely upon a favorable opinion letter issued by the Internal Revenue Service).

(c) The NAM Benefit Plans have been maintained and operated in accordance with their terms, and, to Spieth and NAM’s knowledge, there are no breaches of fiduciary duty in connection with the NAM Benefit Plans; there are no pending or, to Spieth and NAM’s knowledge, threatened claims against or otherwise involving any NAM Benefit Plan, and no suit, action or other litigation (excluding routine claims for benefits incurred in the ordinary course of NAM Benefit Plan activities) has been brought against or with respect to any NAM Benefit Plan.

(d) All material contributions required to be made as of the date of this Agreement to the NAM Benefit Plans have been made or provided for; with respect to any “employee pension benefit plans,” as defined in Section 3(2) of ERISA, that are subject to Title IV of ERISA and have been maintained or contributed to within six years prior to the Effective Time by NAM, its Subsidiaries or any of their ERISA Affiliates, (i) neither NAM nor any of its Subsidiaries or ERISA Affiliates has incurred any direct or indirect liability under Title IV of ERISA in connection with any termination thereof or withdrawal therefrom; and (ii) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived.

(e) No NAM Benefit Plan (including for such purpose, any employee benefit plan described in Section 3(3) of ERISA which NAM or any of its Subsidiaries or ERISA Affiliates maintained, sponsored or contributed to within the six-year period preceding the Effective Time) is (i) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (ii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code) or (iii) subject to Title IV or Section 302 of ERISA or Section 412 of the Code.

(f) Except as set forth in Section 6.13(f) of the NAM Disclosure Letter, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby (either alone or upon the occurrence of any additional or subsequent events) shall cause any payments or benefits to any employee, officer or director of NAM or any of its Subsidiaries to be either subject to an excise tax or non-deductible to NAM under Sections 4999 and 280G of the Code, respectively, whether or not some other subsequent action or event would be required to cause such payment or benefit to be triggered.

(g) The execution of, and performance of the transactions contemplated by, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) that will or may result in any payment (whether of severance pay, compensation, benefits or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligations to fund benefits with respect to any employee of NAM or any Subsidiary thereof.

(h) No NAM Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of NAM or any Subsidiary of NAM for periods extending beyond their retirement or other termination of service other than (i) coverage mandated by Applicable Laws, (ii) death benefits under any “pension plan” or (iii) benefits the full cost of which is borne by the current or former employee (or his beneficiary).

(i) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a NAM Material Adverse Effect, each NAM Benefit Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A of the Code) is in documentary and operational compliance with Section 409A of the Code and the applicable guidance issued thereunder. NAM does not have any obligation to pay a tax gross-up or otherwise reimburse or compensate any person for any tax-related payments under Section 409A or 4999 of the Code.

(j) From January 1, 2018 to the date of this Agreement, except in the ordinary course of business consistent with past practice, there has not been (i) any granting, or any commitment or promise to grant, by NAM or any of its Subsidiaries to any officer of NAM or any of its Subsidiaries of (A) any increase in compensation or (B) any increase in severance or termination pay (other than increases in severance or termination pay as a result of an increase in compensation in accordance with Section 6.13(j)(i)(A)), (ii) any entry by NAM or any of its Subsidiaries into any employment, severance or termination agreement with any person who is an employee of NAM or any of its Subsidiaries at any time on or after the date of this Agreement, (iii) any increase in, or any commitment or promise to increase, benefits payable or available under any pre-existing NAM Benefit Plan, except in accordance with the pre-existing terms of that NAM Benefit Plan, (iv) any establishment of, or any commitment or promise to establish, any new NAM Benefit Plan, (v) any amendment of any existing stock options, stock appreciation rights, performance awards or restricted stock awards or (vi) except in accordance with and under pre-existing compensation policies, any grant, or any commitment or promise to grant, any stock options, stock appreciation rights, performance awards, or restricted stock awards.

Section 6.14 Labor Matters.

(a) Neither NAM nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement or similar contract, agreement or understanding with a labor union or similar labor organization. As of the date of this Agreement, to NAM’s knowledge, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened.

(b) Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a NAM Material Adverse Effect, (i) neither NAM nor any Subsidiary of NAM has received any written complaint of any unfair labor practice or other unlawful employment practice or any written notice of any material violation of any federal, state or local statutes, laws, ordinances, rules, regulations, orders or directives with respect to the employment of individuals by, or the employment practices of, NAM or any Subsidiary of NAM or the work conditions or the terms and conditions of employment and wages and hours of their respective businesses and (ii) there are no unfair labor practice charges or other employee-related complaints against NAM or any Subsidiary of NAM pending or, to the knowledge of NAM, threatened, before any governmental authority by or concerning the employees working in their respective businesses.

(c) Since January 1, 2018, Spieth and NAM has not engaged in any plant closing or mass layoff within the meaning of the Worker Adjustment and Retraining Notification Act (and any similar law) for which there remain any material unsatisfied liabilities.

Section 6.15 Environmental Matters.

(a) Except as set forth in Section 6.15 of the NAM Disclosure Letter, NAM and each Subsidiary of NAM has been since January 1, 2016 and is in compliance with all Environmental Laws, which compliance includes the possession by NAM each Subsidiary of NAM of all NAM Permits required under applicable Environmental Laws and compliance with the terms and conditions thereof, in each case, except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a NAM Material Adverse Effect. To the knowledge of NAM, there are no past or present facts, conditions or circumstances that interfere with the conduct of any of their respective businesses in the manner now conducted or which interfere with continued compliance with any Environmental Law currently in effect, except for any non-compliance or interference that, individually or in the aggregate, has not had and is not reasonably likely to have a NAM Material Adverse Effect.

(b) Except as set forth in Section 6.15 of the NAM Disclosure Letter, (i) no judicial or administrative proceedings or governmental investigations are pending or, to the knowledge of NAM, threatened against NAM or its Subsidiaries that allege the violation of or seek to impose liability pursuant to any Environmental Law, and (ii) to the knowledge of NAM or its Subsidiaries, there are no past or present facts, conditions or circumstances at, on or arising out of, or otherwise associated with, any current or former businesses, assets or properties of NAM or any Subsidiary of NAM, including but not limited to on-site or off-site disposal, release or spill of any Hazardous Materials, in each case, which violate Environmental Law or are reasonably likely to give rise under Environmental Law to (A) costs, expenses, liabilities or obligations for any investigations, monitoring cleanup, remediation, disposal or corrective action, (B) claims arising for personal injury, property damage or damage to natural resources, or (C) fines, penalties or injunctive relief, except in the case of clauses (b)(i) and (b)(ii) for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a NAM Material Adverse Effect.

(c) Except as set forth in Section 6.15 of the NAM Disclosure Letter, neither NAM nor any of its Subsidiaries has since January 1, 2016 (i) received any notice of noncompliance with, violation of, or liability or potential liability under any Environmental Law or (ii) entered into any consent decree or order or is subject to any order of any court or governmental authority or tribunal under, or is otherwise subject to any indemnity or other agreement with any third person relating to a liability or obligation under, any Environmental Law or relating to the cleanup of any Hazardous Materials, except in the case of clauses (c)(i) and (c)(ii) for such matters as have not had and are not reasonably likely to have a NAM Material Adverse Effect.

Section 6.16 Intellectual Property. NAM and its Subsidiaries own or possess adequate licenses or other valid rights to use all Intellectual Property Rights used or held for use in connection with their respective businesses as currently being conducted, except where the failure to own or possess such licenses and other rights, individually or in the aggregate, has not had and is not reasonably likely to have a NAM Material Adverse Effect, and there are no assertions or claims challenging the validity of any of the foregoing that, individually or in the aggregate, have not had and are not reasonably likely to have a NAM Material Adverse Effect. Section 6.16 of the NAM Disclosure Letter sets forth a complete and accurate list as of the date hereof of all registered, issued, and applied-for Intellectual Property Rights owned or purported to be owned by NAM and its Subsidiaries. The conduct of NAM’s and its Subsidiaries’ respective businesses as currently conducted does not conflict with any patents, patent rights, licenses, trademarks, trademark rights, trade names, trade name rights or copyrights of others, except for such conflicts that, individually or in the aggregate, have not had and are not reasonably likely to have a NAM Material Adverse Effect. Except as would not constitute a NAM Material Adverse Effect, NAM and its Subsidiaries have taken such steps as are reasonably necessary to protect their respective rights in material trade secrets. There is no material infringement of any proprietary right owned by or licensed by or to NAM or any of its Subsidiaries, except for such infringements that, individually or in the aggregate, have not had and are not reasonably likely to have a NAM Material Adverse Effect. NAM and its Subsidiaries maintain commercially reasonable policies and procedures regarding data security and privacy, including procedures reasonably designed to detect and remedy data security breaches and unauthorized access or unauthorized use of NAM’s and its Subsidiaries’

information technology systems, including systems that store or process personal data. NAM and its Subsidiaries are, in all material respects, in compliance with NAM’s privacy policies and all applicable privacy laws. To the knowledge of NAM, as of the date of this Agreement, there have been no material losses or thefts of material data or security breaches with respect to personal data. For the past five years, NAM and its Subsidiaries have not been involved in any action related to personal data, privacy policies, or privacy laws.

Section 6.17 Decrees, Etc. Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a NAM Material Adverse Effect, (a) no order, writ, fine, injunction, decree, judgment, award or determination of any court or Governmental Authority or any arbitral or other dispute resolution body has been issued or entered against Spieth (in relation to the operation of the NAM Business), NAM or any of their respective Subsidiaries that continues to be in effect that materially affects the ownership or operation of any of their respective assets and (b) since January 1, 2016, no criminal order, writ, fine, injunction, decree, judgment or determination of any court or Governmental Authority has been issued against Spieth (in relation to the operation of the NAM Business), NAM or any of their respective Subsidiaries.

Section 6.18 Insurance.

(a) Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a NAM Material Adverse Effect, NAM and its Subsidiaries maintain insurance coverage with financially responsible insurance companies in such amounts and against such losses as are customary in the industries in which NAM and its Subsidiaries operate on the date of this Agreement.

(b) Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a NAM Material Adverse Effect, no event relating specifically to NAM or its Subsidiaries has occurred that could reasonably be expected, after the date of this Agreement, to result in an upward adjustment in premiums under any insurance policies they maintain. Excluding insurance policies that have expired and been replaced in the ordinary course of business, no excess liability or protection and indemnity insurance policy has been canceled by the insurer within one year prior to the date of this Agreement, and no threat in writing has been made to cancel (excluding cancellation upon expiration or failure to renew) any such insurance policy of NAM or any Subsidiary of NAM during the period of one year prior to the date of this Agreement. Prior to the date of this Agreement, no event has occurred, including the failure by NAM or any Subsidiary of NAM to give any notice or information or by giving any inaccurate or erroneous notice or information, which materially limits or impairs the rights of NAM or any Subsidiary of NAM under any such excess liability or protection and indemnity insurance policies.

(c) The consummation of the transactions contemplated by this Agreement and the Transaction Agreements will not impair the rights of NAM and its Subsidiaries in respect of any insurance policies covering the NAM Business in respect of any period prior to the Effective Time and, immediately following the Effective Time, NAM and its Subsidiaries will have the right to assert claims and receive coverage under such insurance policies to the same extent that Spieth and its Subsidiaries were entitled to assert claims and receive coverage under such insurance policies prior to the Effective Time.

Section 6.19 No Brokers. Neither Spieth or NAM has entered into any contract, arrangement or understanding with any Person or firm which may result in the obligation of Holdco, Fowler, or NAM to pay any finder’s fees, brokerage or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that Spieth has retained Lazard Frères & Co. LLC (“Lazard”), as its financial advisor, the fees of which shall not exceed those set forth in Section 6.19 of the NAM Disclosure Letter.

Section 6.20 Opinion of Financial Advisor. The Board of Directors of Spieth has received the opinion of Lazard to the effect that, subject to the assumptions, qualifications and limitations relating to such opinion, the NAM Merger Consideration to be paid to Spieth and its Subsidiaries in the NAM Merger is fair, from a financial point of view, to Spieth, it being agreed that such written opinion is solely for the benefit of the Board of Directors of Spieth and that none of Holdco, Fowler, NAM or the Merger Subs has any rights with respect to such opinion, nor may they rely on such opinion.

Section 6.21 Fowler Stock Ownership. Neither NAM nor any of its Subsidiaries owns any shares of capital stock of Fowler or any other securities convertible into or otherwise exercisable to acquire shares of capital stock of Fowler. NAM is not an “interested stockholder” (within the meaning of Section 203 of the DGCL) with respect to Fowler and NAM has not, within the last three years, been an “interested stockholder” with respect to Fowler.

Section 6.22 Certain Contracts.

(a) Except for this Agreement and except as set forth on Section 6.22 of the NAM Disclosure Letter, neither NAM nor any of its Subsidiaries is a party to or bound by any “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K of the SEC) (all contracts of the type described in this Section 6.22(a) being referred to herein as the “NAM Material Contracts”).

(b) As of the date of this Agreement, each NAM Material Contract is in full force and effect, and NAM and each of its Subsidiaries have in all material respects performed all obligations required to be performed by them to date under each NAM Material Contract to which they are party, except where such failure to be in full force and effect or such failure to perform, individually or in the aggregate, has not had and is not reasonably likely to have a NAM Material Adverse Effect. Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a NAM Material Adverse Effect, neither NAM nor any of its Subsidiaries (x) knows of, or has received written notice of, any breach of or violation or default under (nor, to the knowledge of NAM, does there exist any condition which with the passage of time or the giving of notice or both would result in such a violation or default under) any NAM Material Contract or (y) has received written notice of the desire of the other party or parties to any such NAM Material Contract to exercise any rights such party has to cancel, terminate or repudiate such contract or exercise remedies thereunder. Each NAM Material Contract is enforceable by NAM or a Subsidiary of NAM in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, fraudulent transfer or other similar laws relating to creditors’ rights and general principles of equity, except where such unenforceability does not constitute, individually or in the aggregate, a NAM Material Adverse Effect.

Section 6.23 Capital Expenditure Program. As of the date of this Agreement, Section 6.23 of the NAM Disclosure Letter accurately sets forth in all material respects the capital expenditures that are forecast to be incurred in 2020 on a quarterly basis.

Section 6.24 Takeover Statutes; Rights Plans. Assuming the accuracy of the representations and warranties set forth in Section 5.20, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not cause to be applicable to the NAM Merger any Takeover Statute. NAM does not have any preferred share purchase rights plan or similar rights plan in effect to which NAM or any of its Subsidiaries is subject, party or otherwise bound.

Section 6.25 Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a NAM Material Adverse Effect, each of NAM or its Subsidiaries owns and has, or will at the Effective Time own and have, good and valid title to all of its owned real property and good and valid title to all owned personal property used in the NAM Business, and has or will at the Effective Time have, good and valid leasehold interests in all of the leased real properties used in the NAM Business free and clear of all Liens other than Permitted Liens, in each case, to an extent necessary and sufficient to conduct their respective businesses as currently conducted and proposed to be conducted. Except as would not reasonably be expected to have, individually or in the aggregate, a NAM Material Adverse Effect, all leases under which the NAM Business leases any real or personal property (the “NAM Leases”) are valid and effective against NAM or any of its Subsidiaries and, to the knowledge of Spieth and NAM, the counterparties thereto, in accordance with their respective terms and there is not, under any of such NAM Leases, any existing material default by Spieth or any of its Subsidiaries or, to the knowledge of Spieth and NAM, the counterparties thereto, or any event which, with notice or lapse of time or both, would become a material default by Spieth or any of its Subsidiaries or, to the knowledge of Spieth and NAM, the counterparties thereto.

Section 6.26 Financing. Spieth has entered into and has delivered to Holdco a true, complete and accurate fully executed copy of (a) the Commitment Letter and (b) the Financing Letters, pursuant to which and subject to the terms and conditions thereof, the Financing Sources party thereto have committed to provide the ABL Financing for the purposes set forth in such Financing Letters. The Financing Letters (i) have not been amended, restated or otherwise modified or waived prior to the execution and delivery of this Agreement, and the respective commitments contained therein have not been withdrawn, rescinded, amended, restated or otherwise modified in any respect prior to the execution and delivery of this Agreement and (ii) to the knowledge of Spieth, no such withdrawal, rescission, amendment, restatement, modification or waiver is contemplated (other than any such amendment, modification, or restatement to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who have not executed the Commitment Letter as of the date hereof). As of the date of this Agreement, the Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligation of SESI and, to the knowledge of Spieth, the other parties thereto, subject in each case to bankruptcy laws and similar laws affecting creditors’ rights and general principles of equity. There are no conditions precedent or contingencies to the provision of the ABL Financing pursuant to the Financing

Letters, other than as expressly set forth in the Commitment Letter. At the Closing, and assuming the availability of the ABL Financing, Holdco will have sufficient funds to pay all of Holdco’s obligations under this Agreement and all other amounts required to be paid by NAM and Fowler in connection with the transactions contemplated hereby. To the knowledge of Spieth, as of the date of this Agreement, no event has occurred or circumstance exists which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Holdco, NAM Merger Sub or Fowler Merger Sub under the Commitment Letter or otherwise result in any portion of the ABL Financing not being available. As of the date of this Agreement, there are no side letters or other agreements or contracts that could affect the availability of the ABL Financing on the Closing Date other than as expressly set forth in the Financing Letters. SESI has paid in full any and all of the commitment fees and other fees it is required to pay on or prior to the date hereof under the terms of the Financing Letters and will pay all other commitment fees and other fees as required to be paid as a condition to the provision of the ABL Financing under the terms of the Financing Letters on or prior to the Closing. As of the date of this Agreement, Spieth is not (A) aware of any fact, event or other occurrence that makes any of the representations or warranties of SESI or its affiliates in the Financing Letters that constitutes a condition precedent to the provision of the ABL Financing on the Closing Date inaccurate in any material respect and (B) assuming the accuracy of representations and warranties of each of the other parties set forth in this Agreement and performance by each of the other parties of their respective obligations hereunder, has any reason to believe that, subject to the satisfaction of the conditions precedent set forth in Article IX, any of the conditions to the ABL Financing contemplated by the Financing Letters will not be satisfied on a timely basis or that the ABL Financing contemplated by the Financing Letters will not be made available on the Closing Date. Notwithstanding any other provision of this Section 6.26, no representation or warranty is made by Spieth pursuant to this Section 6.26 with respect to any matter arising out of any action, inaction or omission by Fowler or its respective Subsidiaries.

ARTICLE VII.

COVENANTS

Section 7.01 Conduct of Business. Prior to the Effective Time, except (i) as set forth in the NAM Disclosure Letter or the Fowler Disclosure Letter, (ii) as contemplated by the Transaction Agreements, (iii) as any provision of this Agreement expressly permits or provides, (iv) as required by Applicable Laws, or (v) as each other party has consented in writing thereto (such consent not to be unreasonably withheld, delayed or conditioned), each of NAM and Spieth (solely to the extent related to the NAM Business), on the one hand, and Fowler, on the other hand, shall and shall cause each of their respective Subsidiaries to:

(a) conduct its operations according to its usual, regular and ordinary course in substantially the same manner as heretofore conducted;

(b) use its reasonable best efforts to preserve intact its business organizations and goodwill, keep available the services of its officers and employees and maintain satisfactory relationships with those persons having business relationships with it;

(c) not amend or propose to amend its Organizational Documents;

(d) promptly notify the other of any material change in its or any of its material Subsidiaries’ condition (financial or otherwise) or business;

(e) not, other than in the ordinary course of business, terminate, cancel, repudiate or fail to renew, or materially breach, any NAM Material Contract or Fowler Material Contract, respectively;

(f) not pay, settle or compromise any material litigation or proceedings (including arbitration and other dispute resolution proceedings) or material governmental complaints, investigations, inquiries or hearings, and notify the other party of any communications indicating that the same may be contemplated and any material developments in any such litigation, proceedings, complaints, investigations, inquiries or hearings;

(g) not (i) except pursuant to the exercise of options or upon the settlement of other equity incentive awards in each case existing on the date of this Agreement and disclosed in this Agreement or the NAM Disclosure Letter or the Fowler Disclosure Letter, as applicable, or pursuant to the conversion of the Fowler Convertible PIK Notes in accordance with the terms thereof, issue any shares of its capital stock or other equity securities, effect any stock split or otherwise change its capitalization as it existed on the date of this Agreement, (ii) grant, confer or award any option, restricted stock unit, performance equity award, warrant, conversion right or other right not existing on the date of this Agreement to acquire or otherwise with respect to any shares of its capital stock or other equity securities, or grant or issue any restricted stock or securities, (iii) amend or otherwise modify any option, warrant, conversion right or other right to acquire any shares of its capital stock existing on the date of this Agreement, (iv) with respect to any of its former, present or future officers, directors or employees, increase any compensation or benefits, award or pay any bonuses, establish any bonus plan or arrangement or enter into, amend or extend (or permit the extension of) any employment or consulting agreement, change in control, transaction bonus, tax gross-up or retention agreements, except for increases in compensation or benefits and payment of bonuses in the ordinary course of business consistent with past practices, or (v) except as expressly permitted under this Agreement, adopt any new employee benefit plan or agreement (including any stock option, stock benefit or stock purchase plan) or amend (except as required by law) or modify the terms providing for acceleration of the vesting, exercisability, payment of funding under any existing employee benefit plan, or (vi) terminate (other than for cause) the employment of or hire or promote any employee whose annual base salary is $250,000 or more;

(h) not (i) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock or (ii) redeem, purchase or otherwise acquire any shares of its capital stock or capital stock of any of its Subsidiaries, or make any commitment for any such action;

(i) not, other than as contemplated by the Transaction Agreements, sell, lease, license, encumber or otherwise dispose of, or enter into a contract to sell, lease, license, encumber or otherwise dispose of, any of its assets (including capital stock of Subsidiaries) which are, individually or in the aggregate, material to it and its Subsidiaries as a whole, except for (i) sales of surplus or obsolete equipment, (ii) sales of other assets in the ordinary course of business or sales of assets pursuant to contractual rights existing as of the date of this Agreement that were entered into the ordinary course of business consistent with past practices, (iii) sales, leases or other transfers between such party and its wholly owned Subsidiaries or between those Subsidiaries, or (iv) arm’s-length sales or other transfers not described in clauses (i) through (iii) above for aggregate consideration not exceeding $2.0 million for each of the NAM Business and Fowler;

(j) not acquire or agree to acquire by merging or consolidating with, or by purchasing an equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof;

(k) maintain in full force and effect any of the Fowler Permits or NAM Permits;

(l) fail to exercise any rights of renewal with respect to any material Fowler Leases or NAM Leases that by their terms would otherwise expire unless Fowler or NAM, as applicable, (or, if the lessee is a Subsidiary of Fowler or NAM, such Subsidiary) determines in good faith that a renewal would not be in the best interests of Fowler or NAM, as applicable;

(m) not change any of the material accounting principles or practices except as may be required as a result of a change in GAAP;

(n) use commercially reasonable efforts to maintain in full force without interruption its present insurance policies or comparable insurance coverage in at least such amounts and against at least such risks and losses as are consistent in all material respects with the past practice of the businesses and with insurance companies substantially as financially responsible as their existing insurers;

(o) in the case of Spieth and NAM, not fail to implement the Reorganization consistent with this Agreement, the Terms of Separation Agreement and the Separation Agreement;

(p) not (i) make, change or revoke any material tax election, (ii) change any tax accounting period for purposes of a material tax or material method of tax accounting, (iii) file any material amended Return, (iv) settle or compromise any audit or proceeding relating to a material amount of taxes, (v) agree to an extension or waiver of the statute of limitations with respect to a material amount of taxes, (vi) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) with respect to any material tax, or (vii) surrender any right to claim a material tax refund, in each case, except as may be required by Applicable Law;

(q) not (i) incur any Indebtedness, other than, with respect to Fowler, borrowings under the Fowler Revolving Loan Agreement in the ordinary course of business or (ii) except in the ordinary course of business, enter into any material lease (whether such lease is an operating or capital lease) or create any material Liens on its property other than Permitted Liens;

(r) not purchase or otherwise acquire any shares of capital stock of NAM or Fowler, other than shares purchased solely to satisfy withholding obligations in connection with the vesting or exercise (as applicable) of restricted stock, stock options, stock appreciation rights, restricted stock units and similar awards by the grantees thereof;

(s) not take any action that could reasonably be expected to delay materially or adversely affect in a material respect the ability of any of the parties hereto to obtain any consent, authorization, order or approval of any governmental commission, board or other regulatory body or the expiration of any applicable waiting period required to consummate the transactions contemplated by this Agreement;

(t) unless in the good faith opinion of its Board of Directors after consultation with its outside legal counsel the following would be inconsistent with its fiduciary duties, (i) not terminate, amend, modify or waive any provision of any agreement containing a standstill covenant to which it is a party; and (ii) enforce, to the fullest extent permitted under Applicable Law, the provisions of any such agreement, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States of America or any state having jurisdiction;

(u) not take any action that would reasonably be expected to result in any condition in Article VIII not being satisfied;

(v) collect its accounts receivable, and pay its accounts payable, in the ordinary course of business and consistent with past practices;

(w) in the case of Fowler, not amend or modify, or cause to be amended or modified, the Fowler Exchange and Contribution Agreement or fail to implement the Fowler PIK Exchange, the Fowler PIK Contribution, or the Fowler Term Loan Contribution consistent with the Fowler Exchange and Contribution Agreement; and

(x) not agree in writing or otherwise to take any of the prohibited actions described above.

Section 7.02 No Solicitation by Fowler.

(a) Fowler shall not, nor shall it authorize or permit any of its Subsidiaries or any of their respective directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other advisor, agent or representative (collectively, “Representatives”) retained by it or any of its Subsidiaries to, directly or indirectly through another person, (i) solicit, initiate or knowingly encourage, or take any other action designed to, or which could reasonably be expected to, facilitate, any inquiry or the making of any proposal or offer that constitutes, or that could reasonably be expected to lead to, a Fowler Takeover Proposal or (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any confidential information in connection with, any Fowler Takeover Proposal. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in the preceding sentence by any Representative of Fowler or any of its Subsidiaries, whether or not such person is purporting to act on behalf of Fowler or any of its Subsidiaries or otherwise, shall be a breach of this Section 7.02 by Fowler. Fowler shall, and shall cause its Subsidiaries to, immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted heretofore with respect to any Fowler Takeover Proposal and request the prompt return or destruction of all confidential information previously furnished. Notwithstanding the foregoing, at any time prior to obtaining Fowler Stockholder Approval, in response to an unsolicited bona fide written Fowler

Takeover Proposal that the Board of Directors of Fowler determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes or is reasonably likely to lead to a Fowler Superior Proposal, and which Fowler Takeover Proposal was made after the date of this Agreement and did not otherwise result from a breach of this Section 7.02, Fowler may, if its Board of Directors determines in good faith (after consultation with outside counsel) that the failure to do so would be inconsistent with its fiduciary duties to the stockholders of Fowler under Applicable Laws, and subject to compliance with Section 7.02(c) and after giving NAM written notice of such determination, (x) furnish information with respect to Fowler and its Subsidiaries to the person making such Fowler Takeover Proposal (and its Representatives) pursuant to a customary confidentiality agreement not less restrictive of such person than the Confidentiality Agreement, provided that such customary confidentiality agreement need not contain standstill provisions and provided that all such information has previously been provided to NAM or is provided to NAM prior to or substantially concurrently with the time it is provided to such person, and (y) participate in discussions or negotiations with the person making such Fowler Takeover Proposal (and its Representatives) regarding such Fowler Takeover Proposal.

(b) Neither the Board of Directors of Fowler nor any committee thereof shall (i) (A) withdraw (or modify in a manner adverse to NAM), or propose to withdraw (or modify in a manner adverse to NAM), the approval, recommendation or declaration of advisability by such Board of Directors or any such committee thereof of this Agreement, the Fowler Merger or the other transactions contemplated by this Agreement, (B) recommend, adopt or approve, or propose to recommend, adopt or approve, any Fowler Takeover Proposal or (C) fail to reaffirm within a reasonable period of time upon request by NAM (publicly if so requested) its recommendation of this Agreement, the Fowler Merger and the other transactions contemplated by this Agreement (any such action or failure described in this clause (i) being referred to as a “Fowler Adverse Recommendation Change”) or (ii) approve or recommend, or propose to approve or recommend, or allow Fowler or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, or that is intended to or could reasonably be expected to lead to, any Fowler Takeover Proposal (other than a confidentiality agreement referred to in Section 7.02(a)). Notwithstanding the foregoing, at any time prior to obtaining Fowler Stockholder Approval, the Board of Directors of Fowler may make a Fowler Adverse Recommendation Change in response to a Fowler Takeover Proposal if the Board of Directors determines in good faith (after consultation with outside counsel) that the failure to do so would be inconsistent with its fiduciary duties to the stockholders of Fowler under Applicable Laws; provided, however, that no Fowler Adverse Recommendation Change may be made until after the fifth business day following NAM’s receipt of written notice, whichever is later (a “Fowler Notice of Adverse Recommendation”) from Fowler advising NAM that the Board of Directors of Fowler intends to make a Fowler Adverse Recommendation Change and specifying the terms and conditions of the Fowler Superior Proposal, if any, that is related to such Fowler Adverse Recommendation Change (it being understood and agreed that any amendment to the financial terms or any other material term of such Fowler Superior Proposal shall require a new Fowler Notice of Adverse Recommendation and a new five business day period). In determining whether to make a Fowler Adverse Recommendation Change, the Board of Directors of Fowler shall take into account any changes to the financial terms of this Agreement proposed by NAM in response to a Fowler Notice of Adverse Recommendation or otherwise.

(c) In addition to the obligations of Fowler set forth in Section 7.02(a) and (b), Fowler shall promptly (and in any event within one business day after receipt thereof) advise NAM orally and in writing of any Fowler Takeover Proposal or any inquiry with respect to or that could reasonably be expected to lead to any Fowler Takeover Proposal, the material terms and conditions of any such Fowler Takeover Proposal or inquiry (including any changes thereto) and the identity of the person making any such Fowler Takeover Proposal or inquiry. Fowler shall (i) keep NAM informed of the status and material terms and conditions (including any change therein) of any such Fowler Takeover Proposal or inquiry and (ii) provide to NAM as soon as practicable after receipt or delivery thereof with copies of all correspondence and other written material sent or provided to Fowler or any of its Subsidiaries from any person that describes any of the material terms and conditions of any Fowler Takeover Proposal.

(d) Nothing contained in this Section 7.02 shall prohibit Fowler from (x) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or (y) from issuing a “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act; provided that any such disclosure that addresses or relates to the approval, recommendation or declaration of advisability by the Board of Directors of Fowler with respect to this Agreement or a Fowler Takeover Proposal shall be deemed to be a Fowler Adverse Recommendation Change unless the Board of Directors of Fowler in connection with such communication publicly states that its recommendation with respect to this Agreement has not changed or refers to the prior recommendation of the Board of Directors of Fowler.

Section 7.03 Reserved.

Section 7.04 Meeting and Approval of Fowler Stockholders.

(a) Fowler shall take all action necessary, in accordance with Applicable Law and its certificate of incorporation and bylaws, to convene a meeting of its stockholders as promptly as practicable after the Form S-4 has been declared effective to consider and vote upon (i) the adoption of this Agreement and (ii) the approval of an amendment to the certificate of incorporation of Fowler to increase the authorized shares of Fowler Common Stock to a number of shares of Fowler Common Stock sufficient to satisfy the obligations of Fowler under the Fowler Indenture upon a conversion of all outstanding Fowler Convertible PIK Notes in connection with the transactions contemplated by the Transaction Agreements (the “Fowler Charter Amendment”); provided that Fowler shall not fix the Fowler Record Date to occur fewer than three (3) business days following the satisfaction or waiver of each of the conditions set forth in Section 8.01(e) and Section 8.01(f). Notwithstanding any other provision of this Agreement, unless this Agreement is terminated in accordance with the terms hereof, Fowler shall submit the foregoing matters to its stockholders, whether or not the Board of Directors of Fowler withdraws, modifies or changes its recommendation and declaration regarding such matters.

(b) Subject to Section 7.02, Fowler, through its Board of Directors, shall recommend approval of such matters and use its reasonable best efforts to take all lawful action to solicit approval by its stockholders in favor of such matters.

(c) Fowler, in its capacity as sole stockholder of Holdco, shall approve the Holdco Charter. The Board of Directors of Holdco shall take all action necessary to cause Holdco to adopt this Agreement as the sole stockholder of NAM Merger Sub and Fowler Merger Sub prior to the Closing. The Board of Directors of Holdco shall take all action necessary to approve the Holdco Bylaws.

Section 7.05 Filings; Reasonable Best Efforts, Etc.

(a) Subject to the terms and conditions herein provided, Spieth and Fowler shall:

(i) make any required filings under the HSR Act (and shall equally pay any filing fees incident thereto), which filings shall be made promptly (which, in the case of filings required under the HSR Act shall be not more than 15 business days from the date hereof), and thereafter shall promptly make any other required submissions under the HSR Act;

(ii) use their reasonable best efforts to cooperate with one another in (A) determining which filings are required to be made prior to the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from, governmental or regulatory authorities of the United States, the several states, and any other jurisdictions in connection with the execution and delivery of this Agreement, and the consummation of the Mergers and the transactions contemplated by this Agreement; and (B) timely making all such filings and timely seeking all such consents, approvals, permits or authorizations;

(iii) promptly notify each other of any communication concerning this Agreement or the transactions contemplated hereby to that party from any Governmental Authority and, to the extent permitted under Applicable Laws, permit the other party to review in advance any proposed communication concerning this Agreement or the transactions contemplated hereby to any Governmental Authority;

(iv) not participate or agree to participate in any meeting or discussion with any governmental or regulatory authority in respect of any filing, investigation or other inquiry concerning this Agreement or the transactions contemplated hereby unless it consults with the other party in advance and, to the extent permitted by such governmental or regulatory authority, gives the other party the opportunity to attend and participate in such meeting or discussion;

(v) furnish the other party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and its affiliates and representatives on the one hand, and any government or regulatory authority or members of any such authority’s staff on the other hand, with respect to this Agreement and the transactions contemplated hereby, provided that the furnishing party may with good reason and acting reasonably under the circumstances designate such information “outside counsel only” and information will be provided only to the outside counsel of the receiving party;

(vi) furnish the other party with such necessary information and reasonable assistance as such other party and their respective affiliates may reasonably request in connection with their preparation of necessary filings, registrations or submissions of information to any governmental or regulatory authorities, including any filings necessary or appropriate under the provisions of the HSR Act, provided that the furnishing party may with good reason and acting reasonably under the circumstances designate such information “outside counsel only” and information will be provided only to the outside counsel of the receiving party;

(vii) “substantially comply” and certify substantial compliance with any request for additional information (also known as a “second request”) issued pursuant to the HSR Act as soon as reasonably practicable following the issuance of the request for additional information; and

(viii) upon the terms and subject to the conditions herein provided, use their reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under Applicable Laws or otherwise to consummate and make effective the transactions contemplated by this Agreement, including using reasonable best efforts to satisfy the conditions precedent to the obligations of any of the party hereto, to obtain all necessary authorizations, consents and approvals, and to effect all necessary registrations and filings, and to obtain the relief and commitments contemplated by Section 8.01(b).

(b) Without limiting Section 7.05(a), but subject to Section 7.05(c), Spieth and Fowler shall each use reasonable best efforts:

(i) to cause the expiration or termination of the applicable waiting period under the HSR Act and to obtain required clearances as soon as practicable;

(ii) to avoid the entry of, or to have vacated, terminated or modified, any decree, order or judgment that would restrain, prevent or delay the Closing; and

(iii) to take any and all steps necessary to obtain any consents or eliminate any impediments to the Mergers.

(c) None of Spieth or Fowler or their respective Subsidiaries shall take actions, cause actions to be taken or fail to take actions, as a result of which (i) gain or loss would be recognized for U.S. federal income tax purposes upon the transfer that is deemed to occur for U.S. federal income tax purposes of NAM Common Stock to Holdco in exchange for Holdco Common Stock pursuant to the NAM Merger except for gain that is recognized for U.S. federal income tax purposes upon (x) the receipt of cash in lieu of a fractional share of Holdco Common Stock or (y) the receipt of the Holdco Bonds; and (ii) gain or loss would be recognized for U.S. federal income tax purposes upon the transfer that is deemed to occur for U.S. federal income tax purposes of Fowler Common Stock to Holdco in exchange for Holdco Class A Common Stock pursuant to the Fowler Merger except for gain that is recognized for U.S. federal income tax purposes upon the receipt of cash in lieu of a fractional share of Holdco Class A Common Stock.

Section 7.06 Inspection. From the date of this Agreement to the Effective Time, each of Spieth and Fowler shall allow all designated officers, attorneys, accountants and other representatives of Spieth or Fowler or their respective Subsidiaries, as the case may be, reasonable access, at all reasonable times, upon reasonable notice, to the records and files, correspondence, audits and properties, as well as to all information relating to commitments, contracts, titles and financial position, or otherwise pertaining to the business and affairs of the NAM Business or Fowler and its Subsidiaries, as the case may be, including inspection of such properties; provided that no intrusive sampling of environmental media, including soil, sediment, groundwater, surface water, air or building material, shall be permitted in connection with any such investigation without the prior written consent of Spieth or Fowler, as the case may be, which may be withheld in such party’s sole discretion, and provided, further that no investigation pursuant to this Section 7.06 shall affect any representation or warranty given by any party hereunder, and provided, further, that notwithstanding the provision of information or investigation by any party, no party shall be deemed to make any representation or warranty except as expressly set forth in this Agreement. Notwithstanding the foregoing, no party shall be required to provide any information (i) it reasonably believes it may not provide to the other parties by reason of Applicable Laws, (ii) that constitutes information protected by attorney/client privilege or work product privilege, or (iii) that it is required to keep confidential by reason of contract or agreement with third parties. The parties hereto shall make reasonable and appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. Each of Spieth and Fowler agrees that it shall not, and shall cause its respective representatives not to, use any information obtained pursuant to this Section 7.06 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. All non-public information obtained pursuant to this Section 7.06 shall be governed by the Confidentiality Agreement dated September 5, 2019 between Spieth and Fowler (the “Confidentiality Agreement”).

Section 7.07 Publicity. Each of Spieth and Fowler will, and will cause its Subsidiaries to, consult with the other before issuing any press release or similar public announcement pertaining to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such public announcement without the prior consent of the other parties, which consent shall not be unreasonably withheld, delayed or conditioned, except as may be required by Applicable Laws or by obligations pursuant to any listing agreement with any national securities exchange or over-the-counter market, in which case the party proposing to issue such press release or make such public announcement shall use its reasonable best efforts to consult in good faith with the other parties before issuing any such press releases or making any such public announcements.

Section 7.08 Registration Statement on Form S-4.

(a) Each of Spieth and Fowler shall cooperate and jointly prepare, and Holdco shall file with the SEC, as soon as practicable following the date hereof, a Registration Statement on Form S-4 (the “Form S-4”) under the Securities Act of 1933 as amended with respect to the shares of Holdco Class A Common Stock and Holdco Class B Common Stock issuable in connection with the Mergers, a portion of which Registration Statement shall also serve as the proxy statement with respect to the meeting of the stockholders of Fowler in connection with the transactions contemplated by this Agreement (the “Proxy Statement/Prospectus”). The respective parties will cause the Proxy Statement/Prospectus and the Form S-4 to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder. Each of Spieth and Fowler shall use its reasonable best efforts to have the Form S-4 declared effective by the SEC as promptly as practicable and to keep the Form S-4 effective as long as is necessary to consummate the Mergers and the transactions contemplated hereby in accordance with the terms of this agreement. Each of Spieth and Fowler shall use its reasonable best efforts to obtain, prior to the effective date of the Form S-4, all necessary state securities law or “Blue Sky” permits or approvals required to carry out the transactions contemplated by this Agreement. Each party will advise the others, promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the shares of Holdco Class A Common Stock or Holdco Class B Common Stock issuable in connection with the Mergers for offering or sale in any jurisdiction or any request by the SEC for amendment of the Proxy Statement/Prospectus or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information. Each of the parties shall also promptly provide each other party copies of all written correspondence received from the SEC and summaries of all oral comments received from the SEC in connection with the transactions contemplated by this Agreement. Each of the parties shall promptly provide each other party with drafts of all correspondence intended to be sent to the SEC in connection with the transactions contemplated by this Agreement and allow each such party the opportunity to comment thereon prior to delivery to the SEC.

(b) The Proxy Statement/Prospectus shall (i) (x) state that the Board of Directors of Fowler has approved this Agreement and the transactions contemplated hereby, and (y) recommend the approval or adoption by the stockholders of Fowler of this Agreement (except to the extent that the Board of Directors of Fowler makes a Fowler Adverse Recommendation Change) and (ii) (x) state that the Board of Directors of Fowler has approved the Fowler Charter Amendment, and (y) recommend the approval of the Fowler Charter Amendment by the stockholders of Fowler.

(c) Fowler shall use its reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to its stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act.

(d) Each of Spieth and Fowler shall ensure that the information provided by it for inclusion in the Proxy Statement/Prospectus and each amendment or supplement thereto, at the time of mailing thereof and at the time of the meeting of stockholders of Fowler, or, in the case of information provided by it for inclusion in the Form S-4 or any amendment or supplement thereto, at the time it becomes effective, (i) will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act. If, at any time prior to the Effective Time, any event or circumstance shall be discovered by a party that should be set forth in an amendment or a supplement to the Proxy Statement/Prospectus so that any such document would not include any misstatement of a material fact or fail to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, such party shall promptly inform the other party and the parties shall cause an appropriate amendment or supplement describing such information to be promptly filed with the SEC and, to the extent required by Applicable Laws, disseminated to stockholders of Fowler.

Section 7.09 Listing Application. If Holdco is eligible for listing on the NASDAQ or another national securities exchange, Holdco will, and Spieth and Fowler shall use reasonable best efforts to cause Holdco to, promptly prepare and submit to the NASDAQ or another national securities exchange a listing application covering the shares of Holdco Class A Common Stock issuable in connection with the Mergers and shall use reasonable best efforts to obtain, prior to the Effective Time, approval for the listing of such shares of Holdco Class A Common Stock on the NASDAQ Global Market or NASDAQ Capital Market, subject to official notice of issuance.

Section 7.10 Letters of Accountants.

(a) Spieth shall use reasonable best efforts to cause to be delivered to Fowler “comfort” letters of KPMG LLP, NAM’s independent public accountants, dated within two business days of the effective date of the Form S-4 and within two business days of the meeting of stockholders contemplated by Section 7.04, and addressed to Fowler with regard to certain financial information regarding NAM and Holdco included in the Form S-4, in form and substance reasonably satisfactory to Fowler and customary in scope and substance for “comfort” letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

(b) Fowler shall use reasonable best efforts to cause to be delivered to NAM “comfort” letters of (i) BDO USA, LLP, Fowler’s independent public accountants, and (ii) solely with respect to Fowler’s acquisition of Cretic Energy Services, LLC, Deloitte & Touche LLP, dated within two business days of the effective date of the Form S-4 and within two business days of the meeting of stockholders of Fowler contemplated by Section 7.04, respectively, and addressed to NAM, with regard to certain financial information regarding Fowler included in the Form S-4, in form and substance reasonably satisfactory to NAM and customary in scope and substance for “comfort” letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

Section 7.11 Expenses. If the Mergers are consummated, all costs and expenses incurred by any party to this Agreement in connection with this Agreement and the transactions contemplated hereby, including (a) legal fees, accounting fees, financial advisory fees and other professional and non-professional fees and expenses (including fees of the Exchange Agent and other similar agents), (b) all filing fees with respect to the Form S-4 and the Proxy Statement/Prospectus, (c) the costs of printing and mailing of the Proxy Statement/Prospectus, (d) all expenses payable under any Voting Agreement, and (e) all filing fees incurred in connection with the HSR Act in connection with the consummation of the transactions contemplated by this Agreement, shall be paid, or reimbursed to a party having paid, or having advanced or loaned funds to one of the parties hereto for payment, such expense, by Holdco, except (i) as Section 9.05 otherwise provides, and (ii) as otherwise agreed in writing by the parties (collectively, “Transaction Expenses”). Furthermore, service providers for the parties who have outstanding invoices for services shall be paid by Holdco any fees, costs and expenses described in (a) through (e) above on or prior to the Closing Date. If the Mergers are not consummated, then all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses. Notwithstanding the foregoing, all fees and costs incurred by Spieth or its Affiliates in connection with the Exchange Financing shall be borne by Spieth.

Section 7.12 Indemnification and Insurance.

(a) For six years after the Effective Time, Holdco shall indemnify and hold harmless and advance expenses to, to the greatest extent permitted by law, the individuals who at or prior to the Effective Time were officers and directors of NAM, Fowler or their respective Subsidiaries with respect to all acts or omissions by them in their capacities as such or taken at the request of Spieth, Holdco, NAM, Fowler or any of their respective Subsidiaries at any time prior to the Effective Time. Holdco will honor all indemnification agreements, expense advancement and exculpation provisions with the indemnitees identified in the preceding sentence (including under Holdco’s, NAM’s or Fowler’s certificate of incorporation or by-laws) in effect as of the date hereof in accordance with the terms thereof. Each of Holdco, NAM and Fowler has disclosed to the other parties all such indemnification agreements prior to the date hereof.

(b) For a period of six years after the Effective Time, Holdco shall cause to be maintained officers’ and directors’ liability insurance covering all officers and directors of Holdco, NAM and Fowler who are, or at any time prior to the Effective Time were, covered by Holdco’s, NAM’s or Fowler’s existing officers’ and directors’ liability insurance policies on terms substantially no less advantageous to such persons than such existing insurance, provided that Holdco shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by Fowler prior to the date of this Agreement (the amount of which premium is set forth in Section 7.12 of the Fowler Disclosure Letter), but in such case shall purchase as much coverage as reasonably practicable for such amount.

(c) The rights of each person identified in Section 7.12(a) shall be in addition to any other rights such person may have under the certificate of incorporation or bylaws of NAM, Fowler or any of their respective Subsidiaries, under Applicable Law or otherwise. The provisions of this Section 7.12 shall survive the consummation of the Mergers and expressly are intended to benefit each such person.

(d) In the event Holdco or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then proper provision shall be made so that the successors and assigns of Holdco shall assume the obligations set forth in this Section 7.12.

(e) Each person identified in Section 7.12(a) is an intended third-party beneficiary of the provisions of this Section 7.12 and shall be entitled to enforce all rights provided hereunder and shall be entitled to reimbursement for any costs incurred in such enforcement, including legal fees and expenses.

Section 7.13 Antitakeover Statutes. If any Takeover Statute is or may become applicable to the transactions contemplated hereby, each of the parties hereto and the members of its Board of Directors shall grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement.

Section 7.14 Notification. Each party shall give to the others prompt notice of (i) any representation or warranty made by it or contained in this Agreement becoming untrue or inaccurate in any material respect and (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

Section 7.15 Long Term Incentive Plan. Prior to the Closing Date, Holdco shall approve and adopt a management long term incentive plan, the proposed form and terms of which shall be prepared and determined by Spieth and Fowler.

Section 7.16 Holdco Board of Directors; Executive Officers. Prior to the Closing, each party hereto will take all action necessary to cause (a) the persons listed on Section 7.16(a) of each of the NAM Disclosure Letter and the Fowler Disclosure Letter to be the directors of Holdco and (b) the persons listed on Section 7.16(b) of the NAM Disclosure Letter to serve as officers of Holdco in the office set forth opposite such person’s name, in each case, from and after the Effective Time, until their successors shall be elected and qualified or their earlier death, resignation or removal in accordance with the Holdco Charter and the Holdco Bylaws. The terms of employment, compensation and benefits of the executive officers of Holdco will be determined by the persons listed on Section 7.16(a) of each of the NAM Disclosure Letter and the Fowler Disclosure Letter.

Section 7.17 Treatment of Fowler Registration Rights Agreement. Prior to the Effective Time, Spieth, Fowler and Holdco shall use commercially reasonable efforts to cause the termination of that certain Registration Rights Agreement, dated April 13, 2017, by and among Fowler and certain holders of Fowler Common Stock identified therein (the “Fowler Registration Rights Agreement”), which efforts shall include negotiating in good faith to enter into a replacement consolidated registration rights agreement among Holdco and the holders of Fowler Common Stock that are party to the Fowler Registration Rights Agreement.

Section 7.18 Treatment of Fowler Convertible PIK Notes.

(a) Prior to the Effective Time, Fowler shall cause the aggregate principal amount (which amount, for the avoidance of doubt, shall include amounts payable in respect of PIK interest on such principal amount) of the Fowler Convertible PIK Notes outstanding at such time that is not held by Ascribe Capital LLC or its Affiliates (“Ascribe”) and Solace Capital Partners, L.P. or its Affiliates (“Solace”) to convert into shares of Fowler Common Stock in accordance with Article 14 of the Fowler Indenture.

(b) Immediately prior to the Fowler Record Date, in accordance with the Exchange and Contribution Agreement, dated as of the date hereof, among Fowler, Holdco, Ascribe and Solace, the form of which is attached hereto as Exhibit 7.18 (the “Fowler Exchange and Contribution Agreement”), Ascribe and Solace shall exchange (the “Fowler PIK Exchange”) the Exchange Notes for the Exchange Shares. The terms “Exchange Notes” and “Exchange Shares” have the meanings set forth in the Fowler Exchange and Contribution Agreement.

(c) Effective as of immediately prior to the Effective Time, in accordance with the Fowler Exchange and Contribution Agreement, Ascribe and Solace shall contribute the Contribution Notes to Holdco and Holdco shall issue the Contribution Shares to Ascribe and Solace. The terms “Contribution Notes” and “Contribution Shares” have the meanings set forth in the Fowler Exchange and Contribution Agreement (the “Fowler PIK Contribution”).

Section 7.19 Treatment of Fowler Term Loan Agreement. Immediately prior to the Effective Time, the portion of the aggregate principal amount outstanding under the Fowler Term Loan Agreement that is held by Ascribe and Solace as of the date of this Agreement, together with accrued interest thereon, shall be exchanged (the “Fowler Term Loan Contribution”) pursuant to the terms and conditions of the Fowler Exchange and Contribution Agreement, for shares of mandatory convertible preferred stock of Holdco, the principal terms of which are set out on Exhibit 7.19 (the “Terms of Holdco Convertible Preferred Stock”). After giving effect to transactions contemplated by the Fowler Term Loan Contribution, the balance of the aggregate principal amount outstanding under the Fowler Term Loan Agreement, together with accrued interest thereon, shall be paid in full by Holdco at the Effective Time.

Section 7.20 Financing.

(a) Subject to the terms and conditions of this Agreement, Spieth shall use its reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable to obtain and consummate the ABL Financing on terms and conditions described in the Commitment Letter (including any “market flex” provisions applicable thereto), including using reasonable best efforts to (i) negotiate definitive agreements (such definitive agreements being referred to as the “Financing Agreements”) with respect thereto on the terms and conditions contained in the Commitment Letter (including any “market flex” provisions applicable thereto) in all material respects, or, if available, on other terms more favorable (taken as a whole) to Holdco, (ii) satisfy on a timely basis or obtain the waiver of all conditions applicable to Holdco and the other parties in the Commitment Letter, (iii) maintain in full force and effect the Commitment Letter and the Fee Letters in accordance with the respective terms thereof (including paying, as the same shall become due and payable, all fees and other amounts that become due and payable under the Commitment Letter and the Fee Letters to the extent constituting a condition precedent to the funding of the ABL Financing under the Commitment Letter); provided that amendments, supplements and other modifications to the Commitment Letter and the Fee Letters that could not reasonably be expected to (A) delay or make less likely the funding of the ABL Financing (or satisfaction of the conditions to the ABL Financing), (B) adversely affect the ability of the parties to timely consummate the Mergers and the other transactions contemplated by this Agreement or (C) adversely impact the ability of Spieth or Holdco to enforce its rights against the agents, arrangers, lenders and other entities that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Financing (the “Financing

Sources”), shall be permitted, and (iv) take such actions as are reasonably necessary to enforce Spieth’s rights under the Commitment Letter in the event of a breach by the Financing Sources that could reasonably be expected to (A) delay or make less likely the funding of the Financing (or satisfaction of the conditions to the ABL Financing), (B) adversely impact the ability of Spieth, Fowler or Holdco to enforce its rights against the Financing Sources or (C) adversely affect the ability of the parties to timely consummate the Mergers and the other transactions contemplated by this Agreement.

(b) In the event that all conditions in the Commitment Letter (other than conditions that by their nature will not be satisfied until the Closing, but subject to the satisfaction or waiver of such conditions) have been satisfied or waived, Spieth shall take, or cause to be taken, all actions necessary to cause the Financing Sources to fund the ABL Financing, in amounts no less than, in the aggregate, (A) the amount required to repay or refinance any and all debt under the Fowler Revolving Loan Agreement in connection with the transactions contemplated hereby and (B) all fees and expenses required to be paid in connection therewith.

(c) Upon the request by Fowler, until the Effective Time, Spieth, shall keep Fowler informed on a reasonably current basis and in reasonable detail regarding the status of the ABL Financing. Without limiting the generality of the foregoing, until the Effective Time, Spieth shall notify Fowler promptly, and in any event within one (1) business day after it becomes aware thereof, of (i) any termination of the Commitment Letter or the entry into of any Financing Agreement, (ii) any breach or default by any party to the Commitment Letter or any Financing Agreement of which Spieth becomes aware, or (iii) the receipt of any written notice or other written communication (other than negotiations of the Financing Agreements) from any Financing Source with respect to any breach, default, termination or repudiation by any party to the Commitment Letter or any Financing Agreement. Spieth will promptly provide Fowler with copies of (i) upon request therefor, then-current drafts and (ii) once available, final versions of definitive Financing Agreements.

(d) In addition, subject to the terms and conditions of this Agreement, Spieth shall use its reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable to obtain and consummate the Exchange Financing.

(e) In the event that any portion of the ABL Financing becomes unavailable on the terms and conditions (including any “flex provisions”) contemplated in the Commitment Letter, regardless of the reason therefor, Spieth will (i) as promptly as practicable following the occurrence of such event, use its reasonable best efforts to obtain alternative debt financing (the “Alternative ABL Financing”) in an amount sufficient, when taken together with any then-available ABL Financing pursuant to any then-existing Commitment Letter, to consummate the transactions contemplated by this Agreement and to pay related fees and expenses earned, due and payable as of the Closing Date on terms not less favorable (taken as a whole) to Holdco than those contained in the Financing Letters that the Alternative ABL Financing would replace (taking into account any “flex provisions”) from the same or other sources and which do not include any incremental conditionality to the consummation of such Alternative ABL Financing that are materially more onerous to Holdco and its Subsidiaries than the conditions set forth in the Commitment Letter in effect as of the date hereof and (ii) promptly notify each other party of such unavailability and the reason therefor.

Section 7.21 Financing Cooperation.

(a) From the date hereof until the Closing (or the earlier termination of this Agreement pursuant to Article IX), subject to the limitations set forth in this Agreement, each of Spieth, NAM and Fowler shall cooperate, and shall use their reasonable best efforts to cause their respective Subsidiaries (and use their reasonable best efforts to cause each of their respective officers, directors, affiliates and agents) to cooperate, with Holdco and with each other, as reasonably requested, to arrange and consummate the ABL Financing and the Exchange Financing. Such cooperation will include:

(i) using reasonable best efforts to make officers of appropriate seniority available, with appropriate advance notice and at times and locations reasonably acceptable to the applicable party for participation in bank meetings, additional bank calls during normal business hours at times to be mutually agreed, due diligence sessions during normal business hours at times to be mutually agreed, reasonable assistance in the preparation of confidential information memoranda and similar customary documents as may be reasonably requested by any Financing Source for all or any portion of the ABL Financing;

(ii) furnishing the Financing Sources with copies of such historical financial data with respect to the NAM Business or Fowler, as applicable, and their respective Subsidiaries, which is prepared by the NAM Business or Fowler (or their respective Subsidiaries), as applicable, in the ordinary course of business, and other financial data or other pertinent information as may be required to be delivered to satisfy a condition precedent under the Commitment Letter and is customarily required for the arrangement and syndication of debt financings similar to the ABL Financing or is required pursuant to the Commitment Letter;

(iii) assisting with the preparation of appropriate and customary materials relating to the NAM Business or Fowler, as applicable, and their respective Subsidiaries, for rating agency presentations and meetings, offering documents, marketing materials, bank information memoranda, lender presentations, investor presentations and similar documents, in each case, reasonably requested by the Financing Sources in connection with the ABL Financing and, in each case, with respect to information relating to the NAM Business or Fowler, as applicable, and their respective Subsidiaries;

(iv) providing at least five days prior to Closing all documentation and other information reasonably requested by the Financing Sources at least ten days prior to Closing under applicable “know your customer,” anti-money laundering rules and regulations and the USA PATRIOT Act of 2001;

(v) providing reasonable and customary authorization letters, confirmations and undertakings to the Financing Sources authorizing the distribution of information relating to the NAM Business or Fowler, as applicable, and their respective Subsidiaries, to prospective lenders (including with respect to presence or absence of material non-public information and accuracy of the information contained therein) and subject to customary confidentiality provisions;

(vi) assisting with the preparation of any credit agreement, indenture, pledge and security documents (including any intercreditor agreement), perfection certificates, hedging agreements, or other definitive financing documents or other documents related to the ABL Financing and the Exchange Financing; provided, that no obligation of Holdco or its Subsidiaries (including Fowler and its Subsidiaries) under any such document or agreement shall be effective until the Closing;

(vii) facilitating the pledging of collateral owned by Holdco or its Subsidiaries; provided, that no pledge shall be effective until the Closing; and

(viii) assisting in the preparation of the pro forma financial statements and projections required in connection with the ABL Financing; and

(ix) (A) allowing the usual and customary use of the logos of the parties in connection with the ABL Financing (provided such logos shall be used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect the reputation or goodwill of such party) and (B) in connection with the Closing, allowing the placement of customary advertisements in financial and other newspapers and periodicals or on a home page or similar place for dissemination of customary information on the Internet or worldwide web as the Financing Sources may choose, and circulate similar promotional materials in the form of a “tombstone” or otherwise describing aspects of the transactions contemplated hereby and the ABL Financing.

(b) Notwithstanding anything to the contrary contained in this Agreement (including this Section 7.21):

(i) nothing in this Agreement (including this Section 7.21) shall require any such cooperation to the extent that it would: (A) require any party or any of their respective Subsidiaries to pay any commitment or other fees, reimburse any expenses or otherwise incur any liabilities or give any indemnities prior to the Closing that will not be paid, reimbursed, incurred or given by Holdco following the Closing; (B) materially interfere with the ongoing business or operations of Spieth, the NAM Business, Fowler or any of their respective Subsidiaries, (C) require any party or any of their respective Subsidiaries to enter into any agreement or other document effective prior to the Closing (other than authorization letters, confirmations and undertakings described in Section 7.21(a)(iv) or Section 7.21(a)(v)) or agree to any change or modification of any existing agreement that would be effective prior to the Closing (other than customary authorization letters); (D) require, prior to the Effective Time, any party or any of their respective Subsidiaries or any of their respective boards of directors (or equivalent bodies) to approve or authorize the ABL Financing; (E) require any action that would conflict with or violate the Organizational Documents of any party or any of its Subsidiaries or any material laws, or orders or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any NAM Material Contract or Fowler Material Contract, as applicable; (F) cause any director, officer, employee or stockholder of any party or any of their respective Subsidiaries to incur any personal liability; or (G) provide access to or disclose information that would jeopardize any attorney-client or work product privilege; provided that in such circumstances, the party in possession of such information shall provide a reasonable description of such information and shall cooperate in good faith to design and implement alternative disclosure arrangements to enable to evaluate such information, in each case without resulting in any attorney-client privilege or work-product privilege being jeopardized; or (H) require the NAM Business, Fowler or any of their respective Subsidiaries to prepare separate financial statements for any Subsidiary thereof, or change any fiscal period; and

(ii) no action, liability or obligation (including any obligation to pay any commitment or other fees or reimburse any expenses) of any party or their respective Subsidiaries, or any of their respective representatives under any certificate, agreement, arrangement, document or instrument relating to the ABL Financing (other than with respect to customary authorization letters) shall be effective until the Closing.

(c) Following the Closing, Holdco shall indemnify and hold harmless Spieth, NAM, Fowler and their respective Subsidiaries (other than with respect to any of the following that result from information furnished by such party or their respective Subsidiaries) against any claim, loss, damage, injury, liability, judgment, award, penalty, fine, cost (including cost of investigation), reasonable and documented out-of-pocket expenses (including reasonable and documented out-of-pocket fees and expenses of counsel and third-party accountants) or settlement payment incurred as a result of such cooperation or the ABL Financing and any information used in connection therewith; provided however, that the foregoing indemnification and hold harmless shall not apply to Spieth, NAM or Fowler, as applicable, in the case of any item arising from the willful misconduct or gross negligence of such party or any of its Subsidiaries or their respective affiliates or representatives. All non-public or other confidential information provided by any party, and its affiliates and representatives pursuant to this Section 7.21 shall be subject to customary confidentiality agreements in accordance with Section 7.06.

Section 7.22 Stockholders and Registration Rights Agreement. At the Closing, Spieth, Holdco and certain stockholders of Holdco shall enter into a Stockholders and Registration Rights Agreement containing the terms set forth on Exhibit 7.22 (the “Stockholders and Registration Rights Agreement”).

Section 7.23 Transition Services Agreement; Transition Services.

(a) As promptly as reasonably practicable following the date hereof, but in any event no later than the Closing Date, NAM, Fowler and Holdco shall negotiate in good faith and execute a Transition Services Agreement in substantially the form attached hereto as Exhibit 7.23(a) (the “Transition Services Agreement”).

(b) Between the date of this Agreement and the Closing Date, Spieth, Fowler and Holdco shall, in accordance with mutually acceptable guidelines and procedures and in all events in accordance with Applicable Laws and internal policies: (i) designate certain persons to serve as members of one or more (as agreed by Spieth, Fowler and Holdco) transition teams with representatives of all parties and cause such persons to devote time to joint transition matters, including periodic meetings to discuss planning and implementation of transition plans, and (ii) reasonably cooperate with the other parties to assist in the formulation of a mutually agreed comprehensive joint transition plan in furtherance of the transactions contemplated by the Transition Services Agreement (it being understood that, in the preparation of such transition plan, each of Spieth, NAM, Fowler and Holdco shall allocate sufficient personnel, reasonably cooperate, and cause the members of the transition team or teams to negotiate in good faith).

Section 7.24 Tax Matters.

(a) Notwithstanding anything herein to the contrary, none of NAM, Fowler or Holdco shall (and each of NAM, Fowler and Holdco shall cause their respective Subsidiaries not to) take, or omit to take, any action (taking into account any obligations of the parties under the Stockholders and Registration Rights Agreement) that could reasonably be expected to prevent or impede the Intended Tax Treatment. Both prior to and following the Effective Time, NAM, Fowler and Holdco shall use their reasonable best efforts, and shall cause their respective Subsidiaries to use their reasonable best efforts, to take or cause to be taken any action necessary for the Intended Tax Treatment to apply, including by reasonably refraining from any action that such party knows, or could reasonably be expected to know, is reasonably likely to prevent or impede the Intended Tax Treatment.

(b) Each of Spieth, NAM, Fowler and Holdco shall use its reasonable best efforts, and shall cooperate with the other, to obtain any tax opinions required to be filed with the SEC in connection with the filing of the Form S-4 and the opinions described in Section 8.02(b) and Section 8.03(b), including by (i) delivering or causing to be delivered to Fried, Frank, Harris, Shriver & Jacobson LLP & Latham & Watkins LLP tax representation letters in substantially the forms set forth in Exhibits 8.02(b)(i), 8.02(b)(ii), 8.02(b)(iii) and 8.03(b), respectively, dated and executed as of the date the Form S-4 shall have been declared effective by the SEC or such other date(s) as determined necessary by such counsel in connection with the filing of the Form S-4 or its exhibits, and (ii) delivering to Fried, Frank, Harris, Shriver & Jacobson LLP & Latham & Watkins LLP, dated and executed as of the dates of the opinions described in Section 8.02(b) and Section 8.03(b), tax representation letters in substantially the forms set forth in Exhibits 8.02(b)(i), 8.02(b)(ii), 8.02(b)(iii) and 8.03(b), respectively.

(c) Each of Spieth, NAM, Fowler and Holdco shall report the Mergers, the Fowler Term Loan Contribution and the Fowler PIK Contribution in accordance with the Intended Tax Treatment and shall not take any inconsistent position on any Return, in any audit or administrative or court proceeding, or otherwise, unless required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

Section 7.25 Further Actions.

(a) Except as otherwise expressly provided in this Agreement, the parties shall, and shall cause their respective Affiliates to, use their respective reasonable best efforts to take, or cause to be taken, all appropriate action, to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under Applicable Laws to execute and deliver the Transaction Agreements and such other documents as may be required to carry out the provisions of this Agreement and to consummate and make effective the transactions contemplated hereby and thereby. As promptly as reasonably practicable after the date hereof, Spieth, SESI, Spieth-NAM, NAM, New Spieth and SWS, on the one hand, and Fowler, on the other hand, shall negotiate in good faith for the execution and delivery of the Separation Agreement incorporating, and substantially on, the terms and conditions set forth in the Terms of Separation Agreement and such other terms as are reasonably acceptable to Spieth and Fowler. None of the parties thereto shall terminate or assign the Separation Agreement, amend or otherwise modify any provision of the Separation Agreement or any Exhibit, Annex or Schedule thereto, or waive compliance with any of the agreements or conditions contained in the Separation Agreement, in each case without the prior written consent of Fowler, and any consent, approval, authorization or similar action to be taken by Spieth or NAM under the Separation Agreement shall be subject to the prior written consent of Fowler. Spieth and NAM shall keep Fowler reasonably informed of the status of the Reorganization, including Spieth and NAM’s progress in obtaining any necessary third-party consents or approvals of Governmental Authorities, and shall consult with Fowler regarding the terms of any arrangements established pursuant to the Separation Agreement.

(b) Subject to the applicable terms of the Separation Agreement, from time to time after the Closing, without additional consideration, each party shall, and shall cause its Affiliates to, execute and deliver such further instruments and take such other action as may be necessary or is reasonably requested by another party to make effective the transactions contemplated hereby.

Section 7.26 Preservation of A/C and W/P Privileges. The parties hereto acknowledge and agree that the information of each party (and with respect to Fowler, the Committee of independent members of the Board of Directors of Fowler) that is protected by the attorney-client, work product or other privilege in connection with the transactions set forth herein (“Privileged Company Communications and Work Product”) is not being transferred to Holdco or the Surviving Entities, or any of their respective affiliates pursuant to the transactions contemplated by this Agreement. The attorney-client privilege and the expectation of client confidence with respect to the transactions set forth herein belong exclusively to the parties (and, as applicable, such committee of independent members of the Board of Directors of Fowler) as in existence prior to the Mergers and, without limitation, do not belong to the any of the Surviving Entities or any of their respective Affiliates. Each party, on its own behalf and on behalf of its Affiliates, agrees not to, at any time after the Closing, waive or assert waiver or ownership of, or cause any of its respective Affiliates to waive or assert waiver or ownership of, any attorney-client, work product or other privilege with respect to the Privileged Company Communications and Work Product.

Section 7.27 Exchange Ratio Adjustments. Not less than five (5) business days prior to the Closing, (i) Fowler shall provide to Spieth its calculation, certified by its Chief Financial Officer, as to whether a Fowler Exchange Ratio Adjustment Event has occurred, and (ii) Spieth shall provide to Fowler its calculation, certified by its Chief Financial Officer, as to the amount of NAM Net Debt, in each case together with supporting documentation setting forth in reasonable detail its calculations with respect thereto (such certifications, together with such supporting documentation, the “Fowler Net Debt Certificate” and the “NAM Net Debt Certificate”, respectively). Each of Spieth and Fowler shall cooperate with the other in connection with the review of such documentation and calculations.

ARTICLE VIII.

CONDITIONS PRECEDENT

Section 8.01 Conditions to Each Party’s Obligation to Effect the Mergers. The respective obligation of each party to effect the Mergers shall be subject to the fulfillment or waiver (subject to Applicable Laws) at or prior to the Closing Date of the following conditions:

(a) Fowler Stockholder Approval shall have been obtained;

(b) Any waiting period applicable to the consummation of the Mergers under the HSR Act shall have expired or been terminated.

(c) None of the parties hereto shall be subject to any decree, order or injunction of a U.S. court of competent jurisdiction or any Governmental Order issued by a Governmental Authority that prohibits or enjoins the consummation of either or both Mergers, the transactions contemplated thereunder, or the Reorganization.

(d) The Form S-4 shall have become effective and no stop order with respect thereto shall be in effect and no proceeding for that purpose shall be pending before the SEC.

(e) Spieth shall have obtained relief (whether by waiver, amendment, consent, termination or otherwise) from the applicable provisions of the Spieth Credit Agreement, to the Mergers and the other transactions contemplated by this Agreement, except where the failure to obtain relief shall not have had and shall not be reasonably likely to have a Holdco Material Adverse Effect after the Mergers.

(f) The Exchange Financing shall have been consummated or shall be consummated at or substantially concurrently with the Closing on the terms set forth in Exhibit 8.01(f) and otherwise on terms substantially as set forth in the description of the Holdco Bonds attached as Annex A to Exhibit 8.01(f) (the “Exchange Financing Offering Document”).

(g) The ABL Financing shall have been consummated, or shall be consummated substantially contemporaneously with, the Closing, substantially on the terms set forth in the Financing Letters, and Holdco shall have, at the Closing and giving effect to the consummation of the transactions contemplated by the Transaction Agreements, Availability (as defined in the Financing Letters as in effect on the date of this Agreement) of not less than $40.0 million, or Alternative ABL Financing that is consistent with Section 7.20 hereof and otherwise acceptable to each of Spieth and Fowler in its sole discretion shall have been consummated; provided that for purposes of the foregoing, Availability shall not be reduced by any borrowing of the ABL Financing on the Closing Date to fund fees in accordance with the terms of the Fee Letter.

(h) The Boards of Directors of Spieth, Holdco and Fowler shall have received opinions from an appraisal firm of national standing, in form and substance satisfactory and addressed to the Board of Directors of Spieth, the Board of Directors of Holdco, and the Board of Directors of Fowler to the effect that, immediately following the Effective Time, and after giving effect to the transactions contemplated hereby and by the other Transaction Agreements, each of Spieth and Holdco will be Solvent.

Section 8.02 Conditions to Obligation of Fowler to Effect the Mergers. The obligation of Fowler to effect the Mergers shall be subject to the fulfillment or waiver at or prior to the Closing Date of the following conditions:

(a) (i) Spieth and NAM shall have performed, in all material respects, their respective covenants and agreements contained in this Agreement and the other Transaction Agreements that are required to be performed by them on or prior to the Closing Date, (ii) (A) the representations and warranties of Spieth and NAM set forth in the first sentence of Section 6.01, in Section 6.02, Section 6.07, Section 6.08(c), Section 6.09(f), and Section 6.19 shall be true and correct in all material respects as of the Closing Date as though such representations and warranties had been made on and as of the Closing Date, and (B) all other representations and warranties of Spieth and NAM set forth in Article VI shall be true and correct (disregarding any qualification by “material”, “materiality”, “NAM Material Adverse Effect”, or words of similar import contained therein) as of the Closing Date as though such representations and warranties had been made on and as of the Closing Date (except to the extent such representations and warranties are, by their terms, made as of a specific date, in which case such representations and warranties shall be true and correct as of such date), except for such failures to be true and correct as have not had, and are not reasonably likely to have, individually or in the aggregate, a NAM Material Adverse Effect, and (iii) Fowler shall have received a certificate of each of Spieth and NAM, executed on each of their behalf by their respective Chief Executive Officer or Chief Financial Officer, dated as of the Closing Date, certifying the matters set forth in clauses (i) and (ii) above.

(b) Fowler shall have received the written opinion of Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to Fowler, in form and substance reasonably satisfactory to Fowler and dated the Closing Date, to the effect that for U.S. federal income tax purposes, the Mergers, the Fowler Term Loan Contribution and the Fowler PIK Contribution will together qualify as a transaction described in Section 351 of the Code. Such counsel shall be entitled to rely upon customary assumptions, and on representations, warranties, and covenants from each of Ascribe, Solace, NAM, Fowler and Holdco (or any other relevant persons), in each case, in form and substance reasonably satisfactory to such counsel, including tax representation letters in substantially the forms set forth in Exhibits 8.02(b)(i), 8.02(b)(ii), 8.02(b)(iii) and 8.03(b). Each such representation letter shall be dated as of the date of such opinion.

(c) At any time after the date of this Agreement, there shall not have occurred and be continuing as of the Closing Date any change, event, occurrence, state of facts or development that individually or in the aggregate has had or is reasonably likely to have a NAM Material Adverse Effect.

(d) The Reorganization shall have been consummated in all material respects in accordance with the terms and conditions of the Separation Agreement, without the amendment, modification or waiver of any term or condition thereof (other than amendments and waivers consented to in writing by Fowler).

(e) NAM Net Debt as certified in the NAM Net Debt Certificate shall not be greater than $230.0 million.

Section 8.03 Conditions to Obligation of Spieth and NAM to Effect the Mergers. The obligations of Spieth and NAM to effect the Mergers shall be subject to the fulfillment or waiver at or prior to the Closing Date of the following conditions:

(a) (i) Fowler shall have performed, in all material respects, its covenants and agreements contained in this Agreement and the other Transaction Agreements required to be performed by it on or prior to the Closing Date, (ii) (A) the representations and warranties of Fowler set forth in the first sentence of Section 5.01, in Section 5.02, Section 5.07(c), and Section 5.18 shall be true and correct in all material respect as of the Closing Date as though such representations and warranties had been made on and as of the Closing Date, and (B) all other representations and warranties of Fowler set forth in Article V shall be true and correct (disregarding any qualification by “material”, “materiality”, “Fowler Material Adverse Effect”, or words of similar import contained therein) as of the Closing Date as though such representations and warranties had been made on and as of the Closing Date (except to the extent such representations and warranties are, by their terms, made as of a specific date, in which case such representations and warranties shall be true and correct as of such date), except for such failures to be true and correct as have not had, and are not reasonably likely to have, individually or in the aggregate, a Fowler Material Adverse Effect, and (iii) NAM shall have received a certificate of Fowler, executed on its behalf by its Chief Executive Officer or Chief Financial Officer, dated as of the Closing Date, certifying the matters set forth in clauses (i) and (ii) above.

(b) Spieth and NAM shall have received the written opinion of Latham & Watkins LLP, as counsel to NAM, in form and substance reasonably satisfactory to Spieth and NAM and dated the Closing Date, to the effect that for U.S. federal income tax purposes, the Mergers, the Fowler Term Loan Contribution and the Fowler PIK Contribution will together qualify as a transaction described in Section 351 of the Code. Such counsel shall be entitled to rely upon customary assumptions, and on representations, warranties, and covenants from each of Ascribe, Solace, NAM, Fowler and Holdco (or any other relevant persons), in each case, in form and substance reasonably satisfactory to such counsel, including tax representation letters in substantially the forms set forth in Exhibits 8.02(b)(i), 8.02(b)(ii), 8.02(b)(iii), and 8.03(b). Each such representation letter shall be dated as of the date of such opinion.

(c) At any time after the date of this Agreement, there shall not have occurred and be continuing as of the Closing Date any change, event, occurrence, state of facts or development that individually or in the aggregate has had or is reasonably likely to have a Fowler Material Adverse Effect.

(d) Each of the Fowler PIK Exchange, the Fowler PIK Contribution and the Fowler Term Loan Contribution shall have been consummated in all material respects in accordance with the applicable terms and conditions of the Fowler Exchange and Contribution Agreement, which shall not have been amended, modified or waived in any material respect (other than amendments, modifications or waivers consented to in writing by Spieth).

(e) Fowler Net Debt as certified in the Fowler Net Debt Certificate shall not be greater than $5,000,000.

ARTICLE IX.

TERMINATION

Section 9.01 Termination by Mutual Consent. This Agreement may be terminated, and the Mergers may be abandoned, at any time prior to the Effective Time, whether before or after Fowler Stockholder Approval has been obtained, by the mutual written consent of Spieth, NAM and Fowler, through action of their respective Boards of Directors.

Section 9.02 Termination by Spieth and NAM or Fowler. This Agreement may be terminated at any time prior to the Effective Time, whether before or after Fowler Stockholder Approval has been obtained, by action of the Boards of Directors of Spieth and NAM or the Board of Directors of Fowler if:

(a) the Mergers shall not have been consummated by May 31, 2020 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this clause (a) shall not be available to any party whose failure to perform or observe in any material respect any of its obligations under this Agreement in any manner shall have been the cause of, or resulted in, the failure of either Merger to occur on or before such date;

(b) a U.S. federal, state or non-U.S. court of competent jurisdiction or U.S. federal, state or non-U.S. Governmental Authority, regulatory or administrative agency or commission shall have issued an injunction, Governmental Order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable; provided, however, that the party seeking to terminate this Agreement pursuant to this clause (b) shall have complied with Section 7.05 and, with respect to other matters not covered by Section 7.05, shall have used its reasonable best efforts to remove such injunction, Governmental Order, decree, ruling, or other action; or

(c) a meeting of stockholders of Fowler for the purpose of obtaining Fowler Stockholder Approval shall have been held and such approval shall not have been obtained upon a vote taken thereon.

Section 9.03 Termination by Fowler. This Agreement may be terminated at any time prior to the Effective Time by action of the Board of Directors of Fowler if Spieth or NAM shall have breached any representation or warranty or failed to perform any covenant or agreement set forth in this Agreement or any representation or warranty of Spieth or NAM shall have become untrue, in any case such that the conditions set forth in Section 8.02(a) would not be satisfied (assuming for purposes of this Section 9.03 that the references in Section 8.02(a) to “Closing Date” mean the date of termination pursuant to this Section 9.03), and such breach shall not be curable, or, if curable, shall not have been cured within 30 days after written notice of such breach is given to Spieth and NAM by Fowler; provided, however, that Fowler may not terminate this Agreement under this Section 9.03 if it is then in breach of any representation, warranty, covenant or agreement set forth in this Agreement such that NAM would then be entitled to terminate this Agreement under Section 9.04(a) (without giving effect to the applicable proviso in Section 9.04(a)).

Section 9.04 Termination by Spieth and NAM. This Agreement may be terminated at any time prior to the Effective Time by action of the Boards of Directors of Spieth and NAM if:

(a) Fowler shall have breached any representation or warranty or failed to perform any covenant or agreement set forth in this Agreement or any representation or warranty of Fowler shall have become untrue, in either case such that the conditions set forth in Section 8.03(a) would not be satisfied (assuming for purposes of this Section 9.04(a) that the references in Section 8.03(a) to “Closing Date” mean the date of termination pursuant to this Section 9.04(a)), and such breach shall not be curable, or, if curable, shall not have been cured within 30 days after written notice of such breach is given to Fowler by Spieth and NAM; provided, however, that Spieth and NAM may not terminate this Agreement under this Section 9.04(a) if either of them is then in breach of any representation, warranty, covenant or agreement set forth in this Agreement such that Fowler would then be entitled to terminate this Agreement under Section 9.03 (without giving effect to the applicable proviso in Section 9.03) or any Designated Stockholder is in material breach of its obligations under the applicable Voting Agreement and such breach shall not be curable, or, if curable, shall not have been cured within 30 days after written notice of such breach is given to the Designated Stockholders and Fowler by Spieth and NAM;

(b) a Fowler Adverse Recommendation Change shall have occurred; or

(c) any Designated Stockholder fails to execute and deliver to NAM the applicable Voting Agreement within one business day following the execution of this Agreement.

Section 9.05 Effect of Termination.

(a) In the event that this Agreement is terminated by Spieth and NAM pursuant to Section 9.04(a) and at the time of such termination, all of the conditions set forth in Section 8.01 and Section 8.02 have been satisfied or waived (other than (x) one or more of the conditions set forth in Section 8.01(e), Section 8.01(f) and Section 8.01(g) and (y) conditions (other than one or more of the conditions referred to in clause (x)) that by their terms are to be satisfied at the Closing and which are, at the time of termination of this Agreement, capable of being satisfied if the Closing were to occur at such time), then Fowler shall be obligated to pay to Spieth, within five (5) business days following such termination, a fee equal to $1.0 million.

(b) In the event that this Agreement is terminated (i) by Spieth, NAM or Fowler pursuant to Section 9.02(a) or (ii) by Fowler pursuant to Section 9.03 and, in the case of (i) or (ii), at the time of such termination, all of the conditions set forth in Section 8.01 and Section 8.03 have been satisfied or waived (other than conditions that by their terms are to be satisfied at the Closing and which are, at the time of termination of this Agreement, capable of being satisfied if the Closing were to occur at such time), then Spieth shall be obligated to pay to Fowler, within five (5) business days following such termination, a fee equal to $3.0 million; provided, however, that, in the event that this Agreement is terminated (x) by Spieth, NAM or Fowler pursuant to Section 9.02(a) or (y) by Fowler pursuant to Section 9.03 and, in the case of (x) or (y), at the time of such termination, all of the conditions set forth in Section 8.01 and Section 8.03 have been satisfied or waived (other than (1) one or more of the conditions set forth in Section 8.01(e), Section 8.01(f) and Section 8.01(g) and (2) conditions (other than one or more of the conditions referred to in clause (1)) that by their terms are to be satisfied at the Closing and which are, at the time of termination of this Agreement, capable of being satisfied if the Closing were to occur at such time), then Spieth shall be obligated to pay to Fowler, within five (5) business days following such termination (i) a fee equal to $5.0 million plus (ii) an amount equal to all amounts that are or become due and payable by Fowler pursuant to the Financing Letters as a result of the termination of this Agreement.

(c) In the event that this Agreement is terminated by (i) Spieth and NAM pursuant to Section 9.04(b) or (ii) by Spieth and NAM pursuant to Section 9.02(c) and, in the case of (i) or (ii), (x) no NAM Material Adverse Effect shall have occurred after the date of this Agreement and be continuing at the time of the Fowler Adverse Recommendation Change or at the time of the meeting of stockholders of Fowler for the purpose of obtaining Fowler Stockholder Approval, as the case may be, and (y) at the time of such termination, in the case of a termination pursuant to Section 9.04(b), or at the time of the meeting of stockholders of Fowler, in the case of a termination pursuant to Section 9.02(c), a proposal for a Fowler Alternative Transaction shall have been publicly announced or publicly disclosed and, in each case, not withdrawn, then Fowler shall be obligated to pay to Spieth, within five (5) business days following such termination, a fee equal to $1.0 million.

(d) Each party acknowledges and agrees that the agreements contained in this Section 9.05 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other parties hereto would not enter into this Agreement; accordingly, if Spieth or Fowler fails promptly to pay the amount due pursuant to this Section 9.05, and, in order to obtain such payment, the other party commences a suit that results in a judgment for a fee payable pursuant to this Section 9.05, such party shall also reimburse the other party’s costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of such fee from the date such payment was required to be made until the date of payment at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made. Any payment to be made under this Section 9.05 shall be made by wire transfer of same-day funds.

(e) In the event of termination of this Agreement and the abandonment of the Mergers pursuant to this Article IX, all obligations of the parties hereto shall terminate, except the obligations of the parties pursuant to this Section 9.05, the last sentence of Section 7.06 and Section 7.11 and except for the provisions of Sections 10.02, 10.03, 10.04, 10.06, 10.08, 10.09, 10.11, 10.12, 10.13 and 10.14, provided that nothing herein shall relieve any party from any liability for any willful and material breach by such party of any of its representations, warranties, covenants or agreements set forth in this Agreement and all rights and remedies of the nonbreaching party under this Agreement, at law or in equity, shall be preserved. The Confidentiality Agreement shall survive any termination of this Agreement, and the provisions of such Confidentiality Agreement shall apply to all information and material delivered by any party hereunder.

(f) Each party agrees that in no event shall it be entitled to seek or obtain any recovery or judgment in excess of the fees described in Section 9.05(a), Section 9.05(b) or Section 9.05(c), as applicable, against the Financing Sources, including for any type of damage relating to this Agreement or the transactions contemplated hereby, whether at law or in equity, in contract, in tort or otherwise.

Section 9.06 Extension; Waiver. At any time prior to the Effective Time, each party may by action taken by its Board of Directors, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

ARTICLE X.

GENERAL PROVISIONS

Section 10.01 Nonsurvival of Representations, Warranties and Agreements. All representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall not survive the Mergers; provided, however, that the agreements contained in Article IV and in Sections 3.01, 3.02, 7.11, 7.12, 7.15, 7.16, 7.20, 7.22, 7.23, 7.24, 7.25 and 7.26 and this Article X shall survive the Mergers. After a representation and warranty has terminated and expired, no claim for damages or other relief may be made or prosecuted through litigation or otherwise by any person who would have been entitled to that relief on the basis of that representation and warranty prior to its termination and expiration. The Confidentiality Agreement shall survive any termination of this Agreement, and the provisions of the Confidentiality Agreement shall apply to all information and material delivered by any party hereunder.

Section 10.02 Notices. Except as otherwise provided herein, any notice required to be given hereunder shall be sufficient if in writing and sent by electronic mail transmission, courier service (with proof of service) or hand delivery, addressed as follows:

(a)	if to Spieth and NAM at:

Superior Energy Services, Inc.

1001 Louisiana Street, Suite 2900

Houston, Texas 77002

Attention: William B. Masters, General Counsel

Email: Bill.Masters@superiorenergy.com

with a copy, which will not constitute notice for purposes hereof, to:

Latham & Watkins LLP

811 Main St.

Suite 3700

Houston, Texas 77002

Attention: Ryan Maierson; John Greer

Email: Ryan.Maierson@lw.com; John.Greer@lw.com

(b)	if to Fowler at:

Forbes Energy Services Ltd.

3000 South Business Highway 281

Alice, Texas 78332

Attention: John E. Crisp; L. Melvin Cooper

Email: jcrisp@forbesenergyservices.com; mcooper@forbesenergyservices.com with a copy, which will not constitute notice for purposes hereof, to:

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004

Attention: Warren S. de Wied

Email: warren.de.wied@friedfrank.com

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated or personally delivered.

Section 10.03 Assignment; Binding Effect; Benefit. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the parties hereto and their respective permitted successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, except for the provisions of Section 7.12, Section 10.05(b) and Section 10.15 nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 10.04 Entire Agreement. This Agreement, the exhibits to this Agreement, the NAM Disclosure Letter, the Fowler Disclosure Letter, the Confidentiality Agreement, and the Transaction Agreements and any other documents delivered by the parties in connection herewith or therewith constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect thereto.

Section 10.05 Amendments.

(a) This Agreement may be amended by the parties hereto, by action taken or authorized by their Boards of Directors, at any time before or after approval of matters presented in connection with the Mergers by the stockholders of Fowler, but after any such stockholder approval, no amendment shall be made which by law requires the further approval of stockholders without obtaining such further approval. To be effective, any amendment or modification hereto must be in a written document each party has executed and delivered to the other parties.

(b) Notwithstanding anything to the contrary contained in this Agreement, Section 9.04, Section 10.05 and Section 10.15 (and any other provisions of this Agreement to the extent a modification thereof would affect the substance of any of the foregoing) may not be amended, supplemented, waived or terminated in a manner that is materially adverse to the Financing Sources without the prior written consent of the Financing Sources party to the Commitment Letter.

Section 10.06 Governing Law; Waiver of Jury Trial. This Agreement and the rights and obligations of the parties hereto shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without regard to the conflicts of law provisions thereof that would cause the laws of any other jurisdiction to apply. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 10.07 Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.

Section 10.08 Headings. Headings of the Articles and Sections of this Agreement are for the convenience of the parties only and shall be given no substantive or interpretative effect whatsoever.

Section 10.09 Interpretation. In this Agreement, unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, words denoting any gender shall include all genders, and words denoting natural persons shall include corporations, limited liability companies and partnerships and vice versa.

Section 10.10 Waivers. Except as provided in this Agreement, no action taken pursuant to this Agreement, including any investigation by or on behalf of any party, or delay or omission in the exercise of any right, power or remedy accruing to any party as a result of any breach or default hereunder by any other party shall be deemed to impair any such right power or remedy, nor will it be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

Section 10.11 Incorporation of Disclosure Letters and Exhibits. The NAM Disclosure Letter and the Fowler Disclosure Letter and all exhibits attached hereto and referred to herein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.

Section 10.12 Severability. If any provision of this Agreement is invalid, illegal or unenforceable, that provision will, to the extent possible, be modified in such a manner as to be valid, legal and enforceable but so as to retain most nearly the intent of the parties as expressed herein, and if such a modification is not possible, that provision will be severed from this Agreement, and in either case the validity, legality and enforceability of the remaining provisions of this Agreement will not in any way be affected or impaired thereby. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

Section 10.13 Enforcement of Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 10.14 Consent to Jurisdiction and Venue. Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Delaware Court of Chancery or any federal court located in the State of Delaware in the event any dispute arises out of this Agreement or any of the transactions contemplated herein, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated herein in any court other than the Delaware Court of Chancery or any federal court sitting in the State of Delaware.

Section 10.15 Financing Sources. Notwithstanding anything in this Agreement to the contrary, each of the parties: (a) agrees that all actions (whether in law or in equity and whether in tort, contract or otherwise) that may be based upon, arise out of or relate to this Agreement, the ABL Financing or any of the agreements (including the Commitment Letter) entered into in connection with the ABL Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder against the Financing Sources shall be subject to the exclusive jurisdiction of any federal court in the Borough of Manhattan, New York, New York and any appellate court thereof and each party irrevocably submits itself and its property with respect to any such action to the exclusive jurisdiction of such court, and such action (except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in the Commitment Letter or in any definitive documentation related to the ABL Financing that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the law of the State of Delaware)) shall be governed by the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws, (b) agrees not to bring or support or permit any of its controlled Affiliates to bring or support any action (whether in law or in equity and whether in tort, contract or otherwise) that may be based upon, arise out of or relate to this Agreement, the ABL Financing or any of the agreements (including the Commitment Letter) entered into in connection with the ABL Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder against any Financing Source in any forum other than any federal court in the Borough of Manhattan, New York, New York, (c) irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action in any such court, (d) IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY ACTION BROUGHT AGAINST THE FINANCING SOURCES DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, THE ABL FINANCING, THE COMMITMENT LETTER OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY OR THE PERFORMANCE

OF ANY SERVICES THEREUNDER, (e) agrees that the Financing Sources are express third-party beneficiaries of, and may enforce, any of the provisions in this Agreement reflecting the foregoing agreements in this Section 10.15 and the provisions of Section 10.05(b) (and any other provisions of this Agreement to the extent a modification thereof would affect the substance of any of the foregoing) and (f) under no circumstances shall any party to this Agreement be entitled to recovery from any Financing Source any consequential, indirect, punitive, exemplary or special damages arising out of or relating to the transactions contemplated by this Agreement or the ABL Financing.

Section 10.16 Definitions. For purposes of this Agreement:

“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling, controlled by, or under common control with such specified Person. For purposes of determining whether a Person is an Affiliate, the term “control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of securities, contract or otherwise.

“Alternative Fowler Transaction” means any transaction involving a merger, consolidation, business combination, exchange or tender offer, binding share exchange, joint venture, voluntary dissolution, scheme of arrangement or similar transaction whereby any Person acquires, directly or indirectly, all or substantially all of the consolidated assets or businesses of Fowler and its Subsidiaries.

“Cash” means, with respect to any specified Person, the aggregate of all cash and cash equivalents including (i) all deposited but uncleared bank deposits, checks, drafts and wire transfers and (ii) investments in marketable securities of such specified Person to the extent convertible to cash within 90 days, net of all issued but uncleared checks, drafts and wire transfers.

“Dissenting Shares” means shares of Fowler Common Stock that are outstanding immediately prior to the Effective Time as to which the holder thereof shall have properly complied in all respects with the provisions of Section 262 of the DGCL as to appraisal rights.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Exchange Financing” means the exchange of no less than $250 million of Spieth’s outstanding 7.125% Senior Notes due 2021 for $250 million of new Holdco Bonds, on the terms set forth in Exhibit 8.01(f).

“Fowler Benefit Plans” means all employee benefit plans and other benefit arrangements, including all “employee benefit plans” as defined in Section 3(3) of ERISA, whether or not U.S.-based plans, and all other material employee benefit, bonus, incentive, deferred compensation, stock option (or other equity-based), severance, employment, change in control, welfare (including post-retirement medical and life insurance) and fringe benefit plans, practices or agreements, whether or not subject to ERISA or U.S.-based and whether written or oral, sponsored, maintained or contributed to or required to be contributed to by Fowler or any of its Subsidiaries or ERISA Affiliates or to which Fowler or any of its Subsidiaries or ERISA Affiliates is a party or is required to provide benefits under Applicable Laws. Fowler has made available to NAM true and complete copies of the Fowler Benefit Plans and, if applicable, the most recent trust agreements, Forms 5500, summary plan descriptions, funding statements, annual reports, actuarial reports and Internal Revenue Service determination or opinion letters for each such plan.

“Fowler Common Exchange Ratio” means, for each share of Fowler Outstanding Common Stock, a fraction of a share of Holdco Common Stock equal to the result (rounded to four decimal places) obtained by dividing the aggregate number of shares of Holdco Common Stock issued at the Effective Time in respect of the Fowler Outstanding Common Stock by the number of shares of Fowler Outstanding Common Stock.

“Fowler Exchange Ratio” means a percentage equal to thirty five percent (35%), as adjusted pursuant to Section 4.03.

“Fowler Exchange Ratio Adjustment Event” means that Fowler Net Debt as of immediately prior to the Closing exceeds the Fowler Target Net Debt.

“Fowler Indenture” means the Indenture governing the Fowler Convertible PIK Notes, dated as of March 4, 2019, by and between Fowler and Wilmington Trust, National Association, as trustee.

“Fowler Material Adverse Effect” means a Material Adverse Effect with respect to Fowler.

“Fowler Net Debt” means (x) the aggregate amount of Indebtedness outstanding under the Fowler Revolving Credit Agreement as of immediately prior to the Closing minus (y) the aggregate amount of Cash of Fowler and its Subsidiaries as of immediately prior to the Closing; provided, however, that any increase in Indebtedness or decrease in Cash of Fowler and its Subsidiaries after the date of this Agreement and prior to the Closing resulting from accrual or the payment of any Transaction Expense shall be disregarded for purposes of the calculation of Fowler Net Debt.

“Fowler Outstanding Common Stock” means the shares of Fowler Common Stock issued and outstanding immediately prior to the Mergers, including shares of Fowler Common Stock issuable in respect of Fowler Equity Awards (but, for the avoidance of doubt, excluding shares of Fowler Common Stock to be canceled without payment of any consideration therefor pursuant to Section 4.01(c), shares of Fowler Common Stock issued upon conversion of Fowler Convertible PIK Notes and Exchange Shares).

“Fowler Revolving Loan Agreement” means the Revolving Loan Agreement, dated November 16, 2018, by and among Fowler and certain of its subsidiaries, as borrowers, the lenders party thereto and Regions Bank, as administrative agent and collateral agent, as amended, restated, supplemented or otherwise modified prior to or following the date hereof and any successor or replacement loan agreement.

“Fowler Superior Proposal” means any bona fide proposal or offer from any person for an Alternative Fowler Transaction, which the Board of Directors of Fowler or a committee thereof determines in good faith (after consultation with a financial advisor of nationally recognized reputation) to be (i) more favorable to the securityholders (including, for the avoidance of doubt, holders of Indebtedness of Fowler) from a financial point of view than the Fowler Merger (taking into account all the terms and conditions of such proposal and this Agreement (including any changes to the financial terms of this Agreement proposed by Spieth and NAM in response to such offer or otherwise)) and (ii) reasonably capable of being financed and completed, taking into account all financial, legal, regulatory, timing and other aspects of such proposal. For purposes of this definition, the term “person” shall include any group within the meaning of Section 13(d) of the Exchange Act.

“Fowler Takeover Proposal” means any inquiry, proposal or offer from any person relating to, or that could reasonably be expected to lead to, any direct or indirect acquisition or purchase, in one transaction or a series of transactions, of assets or businesses that constitute 20% or more of the revenues, net income or the assets of Fowler and its Subsidiaries, taken as a whole, or 20% or more of any class of equity securities of Fowler or any of its “significant subsidiaries” (as that term is defined in Item 1.02(w) of Regulation S-X), any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of Fowler or any of its significant subsidiaries, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving Fowler or any of its Subsidiaries pursuant to which any person or the stockholders of any person would own 20% or more of any class of equity securities of Fowler or any of its significant subsidiaries or of any resulting parent company of Fowler, other than the transactions contemplated by this Agreement. For purposes of this definition, the term “person” shall include any group within the meaning of Section 13(d) of the Exchange Act.

“Fowler Target Net Debt” means an amount of Fowler Net Debt equal to $3,000,000.

“Fowler Term Loan Agreement” means the Loan and Security Agreement, dated as of April 13, 2017, by and among Fowler, Forbes Energy Services LLC, Forbes Energy International, LLC, TX Energy Services, LLC, C.C. Forbes, LLC, Cretic Energy Services, LLC, Wilmington Trust, National Association, and the lenders party thereto from time to time, as amended, restated, supplemented or otherwise modified prior to the date hereof.

“Governmental Authority” means any multinational, foreign, domestic, federal, territorial, state or local governmental authority, quasi-governmental authority, instrumentality, court, government or self-regulatory organization, commission, arbitral panel, tribunal or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Holdco Bonds” means the senior secured lien notes of Holdco issued pursuant to the Exchange Financing.

“Indebtedness” of any person as of any date means, without duplication, (i) the principal, accrued and unpaid interest, breakage costs, prepayment and redemption premiums and penalties, unpaid fees and other monetary obligations in respect of (A) outstanding indebtedness and liabilities of such person for borrowed money and (B) outstanding indebtedness evidenced by notes, debentures, bonds or other similar instruments for which such person is responsible; (ii) all outstanding liabilities of such person for the deferred purchase price of property or services (but excluding current trade accounts payable incurred in the ordinary course of business consistent with past practice, deferred revenues and any accrued liabilities); (iii) all outstanding liabilities of such person under any interest rate or currency swap transaction, cap, collar or other hedging arrangements (whether interest rate or otherwise) (valued at the termination cost thereof); (iv) all outstanding liabilities of such person for purchase money debt and the reimbursement of any obligor on any letter of credit; (v) all liabilities of such person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property which obligation has been, or is required to be, classified and accounted for as a capital lease on such person’s financial statements; (vi) all liabilities of such person and its consolidated Subsidiaries in respect of deferred compensation, accrued bonuses and vacation, post retirement welfare benefits, unfunded or underfunded pensions and/or accrued severance payable to any current or former employee, officer, director or independent contractor of such person and its consolidated Subsidiaries; and (vii) all liabilities of any other person of the type specified in any of the foregoing clauses, the payment or collection of which has been, directly or indirectly, guaranteed by such person or which such person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

“Intended Tax Treatment” means the qualification of the Mergers, the Fowler Term Loan Contribution and the Fowler PIK Contribution together as a transaction described in Section 351 of the Code.

“Material Adverse Effect” means, with respect to any party, any change, effect, event, occurrence, state of facts or development that individually or in the aggregate with all other changes, effects, events, occurrences, states of facts or developments has or is reasonably likely to have a material adverse effect on the business, results of operations or financial condition of such party and its Subsidiaries, taken as a whole; provided, however, that any change, effect, event, occurrence, state of facts or development arising from or related to (i) conditions affecting the economy generally or the industries or markets in which such party and its Subsidiaries operates, or seasonal fluctuations in the business of such party and its Subsidiaries, (ii) any national, international, foreign political or social conditions, including the engagement by the United States or another government in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack or event, including the escalation or worsening of any of the foregoing, (iii) changes in the financial, debt, credit, capital, banking or securities markets (including any disruption thereof and any decline in the price of any security or any market index), or changes in interest, currency or exchange rates or the price of any commodity, security or market index, (iv) any changes in the market price or trading volume of any securities or indebtedness of such party or any of its Subsidiaries, (v) any changes or prospective changes arising after the date hereof in GAAP (or the interpretation or application thereof), (vi) any changes or prospective changes arising after the date hereof in any Applicable Laws (or the interpretation or enforcement thereof), (vii) the impact of the public announcement, negotiation, execution or existence of this Agreement and the transactions contemplated hereby, including the impact thereof on the relationships, contractual or otherwise, of such party or any of its Subsidiaries with officers, employees, customers, suppliers or partners, provided, that no effect shall be given to this clause (vii) for purposes of any representation or warranty which expressly addresses the effect of the execution of the Agreement or the consummation of the transactions contemplated hereby, (viii) any failure by such party in and of itself to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period on or after the date of this Agreement or changes in the credit rating of any party or any of its Subsidiaries (it being understood that the underlying cause or causes of any such failure or change that are not otherwise excluded from this definition of Material Adverse Effect may be taken into account in determining whether there has been a Material Adverse Effect), (ix) the existence or occurrence of any force majeure events, including any hurricane, tornado, flood, earthquake, tsunami, tropical storm, fire, natural disaster, acts of God or other comparable events, (x) the taking of any action required to be taken by such party or its Subsidiaries pursuant to this Agreement, or the failure to take any action expressly restricted by this Agreement or (xi) any action taken or not taken at the specific written request of the other party and not otherwise required to be taken by this Agreement, in each case, shall not be taken into account in determining whether a “Material Adverse Effect” has occurred; provided that, with respect to a matter described in any of the foregoing clauses (i), (ii), (iii), (iv), (v), (vi) or (ix) such matter shall only be excluded to the extent such matter does not have a disproportionate effect on such party and its Subsidiaries, taken as a whole, relative to other comparable entities operating in the industries in which such party and its Subsidiaries operate.

“NAM Benefit Plans” means all employee benefit plans and other benefit arrangements, including all “employee benefit plans” as defined in Section 3(3) of ERISA, whether or not U.S.-based plans, and all other material employee benefit, bonus, incentive, deferred compensation, stock option (or other equity-based), severance, employment, change in control, welfare (including post-retirement medical and life insurance) and fringe benefit plans, practices or agreements, whether or not subject to ERISA or U.S.-based and whether written or oral, sponsored, maintained or contributed to or required to be contributed to by Spieth on behalf of NAM or by NAM or any of its Subsidiaries or to which Spieth on behalf of NAM or NAM or any of its Subsidiaries is a party or is required to provide benefits under Applicable Laws. Spieth and NAM have made available to Fowler true and complete copies of such NAM Benefit Plans and, if applicable, the most recent trust agreements, Forms 5500, summary plan descriptions, funding statements, annual reports, actuarial reports and Internal Revenue Service determination or opinion letters for each such plan.

“NAM Business” means U.S. service rig, coiled tubing, wireline, flowback, fluid management and accommodations service lines.

“NAM Exchange Ratio” means a percentage equal to sixty five percent (65%).

“NAM Material Adverse Effect” means a Material Adverse Effect with respect to NAM.

“NAM Net Debt” means (x) the aggregate amount of Indebtedness of NAM and its Subsidiaries outstanding as of immediately prior to the Closing minus (y) the aggregate amount of Cash of NAM and its Subsidiaries as of immediately prior to the Closing; provided, however, that any increase in Indebtedness or decrease in Cash of NAM and its Subsidiaries after the date of this Agreement and prior to the Closing resulting from the accrual or payment of any Transaction Expense shall be disregarded for purposes of the calculation of NAM Net Debt.

“Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership (general or limited), the certificate of formation or partnership and the partnership agreement, and (d) with respect to any other person the organizational, constituent and/or governing documents and/or instruments of such person.

“Permitted Liens” shall mean Liens for taxes not yet due and payable; statutory Liens of lessors; Liens of carriers, warehousemen, repairmen, mechanics and materialmen arising by operation of law in the ordinary course of business; Liens incurred in the ordinary course of business that secure obligations not yet due and payable; Liens securing indebtedness of NAM and its Subsidiaries or Fowler and its Subsidiaries outstanding as of the date of this Agreement or incurred in accordance with Section 7.01 hereof and Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security.

“Person” means an individual, a corporation, a general partnership, a limited partnership, a limited liability company, a limited liability partnership, a joint venture, an association, a trust or any other entity or organization, including a Governmental Authority.

“Reimbursement Side Letter” means that certain letter agreement, dated as of the date hereof, by and between Spieth and Fowler.

“Return” means any return, report, statement, claim for refund, or information return filed or required to be filed with any Governmental Authority relating to taxes, including any schedule or attachment thereto and any amendment thereof.

“Separation Agreement” has the meaning set forth in the Recitals.

“Solvent” when used with respect to any Person means that, as of any date of determination, (i) the dividend was lawful under the DGCL, (ii) the amount of the “present fair saleable value” of the assets of such Person will, as of such date, exceed the amount of all “liabilities of such Person, contingent or otherwise,” as of such date, as such quoted terms are generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors, (iii) the present fair saleable value of the assets of such Person will, as of such date, be greater than the amount that will be required to pay the liability of such Person on its debts as such debts become absolute and matured, (iv) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged; (v) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature and (vi) the aggregate of the property of such Person is, at a fair valuation, sufficient, or, if disposed of at a fairly conducted sale under legal process, would be sufficient, to enable payment of all its obligations, due and accruing due. For purposes of this definition, (a) “debt” means liability on a “claim,” and (b) “claim” means any (1) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (2) right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured or unmatured, disputed, undisputed, secured or unsecured. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

“Spieth Credit Agreement” means the Fifth Amended and Restated Credit Agreement, dated as of October 20, 2017, among SESI, Spieth, the guarantors party thereto, JPMorgan Chase Bank, N.A. and the lenders party thereto, as amended, restated, supplemented or otherwise modified prior to the date hereof.

“Subsidiary,” when used with respect to any party, means any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such party directly or indirectly owns or controls more than 50% of the securities or other interests having by their terms ordinary voting power to elect more than 50% of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such party is a general partner or managing member.

“tax” or “taxes” means all net income, gross income, gross receipts, sales, use, ad valorem, transfer, accumulated earnings, personal holding company, excess profit, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, disability, capital stock or windfall profits taxes, customs duties or other taxes, fees, assessments or governmental charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority (U.S. or non-U.S.).

“to the knowledge of” and similar phrases relating to knowledge of Spieth and NAM or Fowler, as the case may be, means the collective knowledge, after reasonable investigation, of the individuals listed on Section 10.16 of the NAM Disclosure Letter or the Fowler Disclosure Letter, as the case may be.

“Transaction Agreements” means this Agreement, the Separation Agreement, the Voting Agreements, the Stockholders and Registration Rights Agreement, the Fowler Exchange and Contribution Agreement, the Reimbursement Side Letter, and the Transition Services Agreement, including, in each case, all exhibits, schedules, annexes and amendments thereto.

[Remainder of page intentionally left blank;

signature pages follow]

The parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

SUPERIOR ENERGY SERVICES, INC.

By:	/s/ Westervelt T. Ballard, Jr.

Name:	Westervelt T. Ballard, Jr.
Title:	Executive Vice President, Chief Financial Officer and Treasurer

NEW NAM, INC.

By:	/s/ Jennifer Phan

Name:	Jennifer Phan
Title:	Secretary

FORBES ENERGY SERVICES LTD.

By:	/s/ John E. Crisp

Name:	John E. Crisp
Title:	Chief Executive Officer

SPIETH NEWCO, INC.

By:	/s/ John E. Crisp

Name:	John E. Crisp
Title:	President

SPIETH MERGER SUB, INC.

By:	/s/ John E. Crisp

Name:	John E. Crisp
Title:	President

FOWLER MERGER SUB, INC.

By:	/s/ John E. Crisp

Name:	John E. Crisp
Title:	Chief Executive Officer

[Signature page to Agreement and Plan of Merger]

Section 1.02

Terms of Separation Agreement

[See attached]

Section 2.01

Form of Amended and Restated Certificate of Incorporation of Fowler

[See attached]

Section 2.02

Form of Amended and Restated Bylaws of Fowler

[See attached]

Section 2.03

Form of Amended and Restated Certificate of Incorporation of Holdco

[See attached]

Section 2.03

Form of Amended and Restated Bylaws of Holdco

[See attached]

Section 5.25

Financing Letters

[See attached]

Section 7.18(b)

Fowler Exchange and Contribution Agreement

[See attached]

Section 7.19

Terms of Holdco Convertible Preferred Stock

[See attached]

Section 7.22

Term Sheet for Stockholders and Registration Rights Agreement

[See attached]

Section 7.23(a)

Form of Transition Services Agreement

[See attached]

Section 8.01(f)

Exchange Offer Financial Terms and Exchange Financing Offering Document

[See attached]

Section 8.02(b)(i)

Form of Tax Representation Letter of Fowler

[See attached]

Section 8.02(b)(ii)

Form of Tax Representation Letter of Ascribe

[See attached]

Section 8.02(b)(iii)

Form of Tax Representation Letter of Solace

[See attached]

Section 8.03(b)

Form of Tax Representation Letter of NAM

[See attached]